Filed Pursuant to Rule 424(b)(5)
Registration No. 333-130111

Prospectus Supplement
(To Prospectus dated December 2, 2005)

$750,000,000



Transatlantic Holdings, Inc.

5.75% Senior Notes due 2015

We will pay interest on the notes on June 14 and December 14 of each year, beginning June 14, 2006. The notes will mature on December 14, 2015. We may redeem some or all of the notes at any time or from time to time at redemption prices described in this prospectus supplement, together with accrued and unpaid interest, if any, to the date of redemption.

The notes will be unsecured and unsubordinated obligations and will rank equally with our existing and future unsecured and unsubordinated indebtedness. As of September 30, 2005, after giving effect to this offering and the use of proceeds therefrom, we would have had $750,000,000 of senior unsecured debt and no senior secured debt.

Of the $750,000,000 aggregate principal amount of the notes offered hereby, $450,000,000 aggregate principal amount of the notes are being offered by us at the public offering price directly to certain subsidiaries of American International Group, Inc. In order to facilitate the resale of these notes, we have agreed to maintain and keep current a resale registration statement which will permit these subsidiaries to resell the notes purchased by them into the market from time to time.

Investing in the notes involves risks. See "Risk Factors" section beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial Public Offering Price(1)	99.512%	$746,340,000
Underwriting discount applicable to notes to be sold to the public by the underwriters(2)	0.550%	$ 1,650,000
Proceeds, before expenses, to Transatlantic Holdings, Inc.	98.962%	$744,690,000

(1) Plus accrued interest, if any, from December 14, 2005, if settlement occurs after that date.

(2) Certain subsidiaries of American International Group, Inc. will purchase $450,000,000 aggregate principal amount of the notes directly from us and the underwriters will receive no underwriting discount on such amount.

The notes are expected to be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about December 14, 2005.

Joint Book-Running Managers

Banc of America Securities LLC **Merrill Lynch & Co.**

The date of this prospectus supplement is December 7, 2005.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Incorporation By Reference" in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. See "Underwriting."

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and is not complete and does not contain all the information that you should consider before investing in the notes. To understand all of the terms of this offering and for a more complete understanding of our business, you should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement. As used in this prospectus supplement, all references to the "Company," "TRH," "we," "us" and "our" and all similar references are to Transatlantic Holdings, Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires.

Transatlantic Holdings, Inc.

Transatlantic Holdings, Inc., or THI, through its wholly-owned subsidiaries, Transatlantic Reinsurance Company, or TRC, Trans Re Zurich, or TRZ, and Putnam Reinsurance Company, or Putnam, offers reinsurance capacity for a full range of property and casualty products on both a treaty and facultative basis, directly and through brokers, to insurance and reinsurance companies, in both the domestic and international markets. One or both of TRC and Putnam is licensed, accredited, authorized or can serve as a reinsurer in 50 states and the District of Columbia in the United States and in Puerto Rico and Guam. TRC is licensed by the federal government of and seven provinces in Canada. TRC is also licensed in Japan, the United Kingdom and the Dominican Republic and is registered or authorized as a foreign reinsurer in Peru, Colombia, Argentina (where it also maintains a representative office in Buenos Aires, Transatlantic Re (Argentina) S.A.), Brazil (where it maintains a representative office in Rio de Janeiro, Transatlantic Re (Brazil) Ltda.), Chile, Mexico, Ecuador, Guatemala, Venezuela and France. In addition, TRC is licensed in the Hong Kong Special Administrative Region, People's Republic of China, and maintains a branch in Hong Kong. Also, TRC is authorized to maintain a representative office in Shanghai, People's Republic of China. TRZ is licensed as a reinsurer in Switzerland. Transatlantic Polska Sp. z o.o., a subsidiary of TRC, maintains a registered representative office in Warsaw, Poland. In addition, in 2002, TRC's representative office in Sydney, Australia obtained a license to underwrite business as an authorized branch in Australia, and presently does so. Our principal lines of reinsurance include other liability (including directors' and officers' liability and other professional liability), auto liability (including non-standard risks), medical malpractice, ocean marine and aviation, surety and credit and accident and health in the casualty lines, and fire, allied, homeowners multiple peril and auto physical damage in the property lines. Reinsurance is provided for most major lines of insurance on both excess-of-loss and pro rata bases. See "Business—The Reinsurance Business" for an explanation of the key reinsurance terms used in describing our business.

The statutory surplus of TRC was $1,849.5 million as of September 30, 2005 and $1,944.5 million as of December 31, 2004 ranking TRC as the 7th largest domestic reinsurer, as of each of the respective dates, according to statistics distributed by the Reinsurance Association of America, or RAA. Although TRC and its wholly-owned subsidiary, Putnam, are separate entities, for the nine months ended September 30, 2005 together they would have ranked as the largest domestic reinsurer based upon combined statutory net premiums written of $2,344.0 million and for the year ending December 31, 2004 they would have ranked as the 2nd largest domestic reinsurer based upon combined statutory net premiums written of $3,393.3 million, according to RAA statistics for those periods.

Relationship with American International Group, Inc.

American International Group, Inc., or AIG, is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations. Other significant activities include financial services, and retirement services and asset management.

As of September 30, 2005, AIG beneficially owned approximately 60% of THI's outstanding shares of common stock. Three of THI's eight current directors are executive officers of AIG: Martin J.

Sullivan is a director and President and Chief Executive Officer of AIG, Steven J. Bensinger is Executive Vice President and Chief Financial Officer of AIG and Thomas R. Tizzio is Senior Vice Chairman-General Insurance of AIG.

AIG offers us the opportunity to participate in a significant amount of property and casualty reinsurance purchased by subsidiaries of AIG. We either accept or reject such reinsurance offered based upon our assessment of risk selection, pricing, terms and conditions. Except where insurance business written by AIG subsidiaries is, by prearrangement with us, almost entirely reinsured by us, we have generally not set terms and conditions as lead underwriter with respect to the treaty reinsurance purchased by subsidiaries of AIG; however, we may in the future set terms and conditions with respect to such business as lead underwriter and intend that the terms and conditions of any such reinsurance will be negotiated on an arm's length basis. For the year ended December 31, 2004, approximately 15% of gross premiums written by TRH were attributable to reinsurance purchased by subsidiaries of AIG. TRH has no goal with respect to the proportion of AIG subsidiary versus non-AIG subsidiary business it accepts. TRH's objective in determining its business mix is to evaluate each underwriting opportunity individually with a view to maximizing overall underwriting results.

Of the $750,000,000 aggregate principal amount of the notes offered hereby, $450,000,000 aggregate principal amount of the notes are being offered by us at the public offering price directly to certain subsidiaries of AIG. In order to facilitate the resale of these notes, we have agreed to maintain and keep current a resale registration statement which will permit these subsidiaries to resell the notes purchased by them into the market from time to time.

Transatlantic Holdings, Inc. is a holding company incorporated in Delaware. Our headquarters are located at 80 Pine Street, New York, New York 10005. Our telephone number at that location is (212) 770-2000. Our website is located at www.transre.com. The information on our website is not part of this prospectus supplement.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data set forth below as of September 30, 2005 and 2004 and December 31, 2004, 2003 and 2002 and for each of the nine months ended September 30, 2005 and 2004 and the three years ended December 31, 2004 has been derived from the condensed consolidated financial statements (unaudited) or the consolidated financial statements of TRH and the respective accompanying notes.

	Nine Months Ended September 30,		Years Ended December 31,		
	2005	2004	2004	2003	2002
	(in thousands, except per share data)				
Statement of Operations Data:					
Net premiums written	$2,627,209	$2,822,052	$3,749,274	$3,341,077	$2,500,159
Net premiums earned	2,594,094	2,729,257	3,661,090	3,171,226	2,369,452
Net investment income	256,143	220,563	306,786	270,972	252,026
Realized net capital gains (losses)	24,429	14,493	22,181	9,942	(5,951)
Revenues	2,874,666	2,964,313	3,990,057	3,452,140	2,615,527
(Loss) income before income taxes(1)	(65,934)	184,778	276,212	386,674	188,320
Net income	$ 24,383	$ 155,639	$ 254,584	$ 303,644	$ 169,318
Per Common Share:(2)					
Net income:					
Basic	$ 0.37	$ 2.37	$ 3.87	$ 4.64	$ 2.59
Diluted	0.37	2.35	3.85	4.60	2.57
Cash dividends declared	0.34	0.29	0.39	0.34	0.32
Share Data:(2)					
Weighted average common shares outstanding:					
Basic	65,831	65,705	65,731	65,508	65,378
Diluted	66,161	66,206	66,189	65,953	65,944
Balance Sheet Data:					
Investments and cash	$8,648,403	$7,983,499	$8,287,003	$6,867,165	$5,587,530
Assets	11,672,256	10,152,723	10,605,292	8,707,758	7,286,525
Unpaid losses and loss adjustment expenses	6,977,120	5,551,947	5,941,464	4,805,498	4,032,584
Unearned premiums	1,076,178	1,054,484	1,057,265	917,355	707,916
Stockholders' equity	2,541,578	2,476,575	2,587,129	2,376,587	2,030,767

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(1) Includes pre-tax net catastrophe costs of $445 million in nine months 2005, includes pre-tax net catastrophe losses of $165 million in nine months 2004, includes pre-tax net catastrophe losses of $215 million in 2004, includes pre-tax net losses and loss adjustment expenses of $100 million related to the fourth quarter increase in net loss reserves in certain casualty lines in 2002. There were no significant net catastrophe losses occurring in 2003 and 2002.

(2) Share and per share data have been retroactively adjusted, as appropriate, to reflect common stock splits.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see "Supplemental Description of Securities" in this prospectus supplement.

Issuer . . . . Transatlantic Holdings, Inc.

Notes offered . . . . $750,000,000 aggregate principal amount of 5.75% notes due 2015. Of these notes, $300,000,000 aggregate principal amount of notes are being offered by the underwriters to the public and $450,000,000 aggregate principal amount of notes are being offered by us at the public offering price directly to certain subsidiaries of AIG.

Maturity. . . . . December 14, 2015.

Interest payment dates . . . . June 14 and December 14, beginning June 14, 2006.

Ranking . . . . The notes will be unsecured obligations. The notes will rank equally with our existing and future unsecured and unsubordinated indebtedness. In addition, the notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of September 30, 2005, after giving effect to this offering and the use of proceeds therefrom, we would have had $750,000,000 of senior unsecured debt and no senior secured debt.

Optional redemption . . . . We may redeem some or all of the notes, at any time from time to time in exchange for payment to you of a specified amount. See "Supplemental Description of Securities—Optional Redemption" for a description of the amount you will receive upon a redemption of your notes.

Covenants . . . . The indenture governing the notes will contain covenants that, among other things, will limit our ability and the ability of our subsidiaries to create certain liens.

These covenants are subject to important exceptions and qualifications, which are described under the heading "Supplemental Description of Securities" in this prospectus supplement.

Ratings . . . . It is expected that on the issue date, Standard & Poor's Ratings Group will rate the notes "A–" and Moody's Investor Service will rate the notes "A2". A security rating is not a recommendation to buy, sell or hold securities inasmuch as ratings do not comment as to market price, fair market value or suitability for a particular investor.

Use of proceeds . . . . The estimated net proceeds from the offering will be $743,234,750. We intend to use the net proceeds of the offering to:

- to increase the capital and surplus of TRC, and

- for other general corporate purposes.

Transfer Agent, Registrar and Paying Agent	The Bank of New York
Risk factors	See "Risk Factors" and the other information in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the notes.
Governing Law.....................	New York law.

RISK FACTORS

An investment in the notes is subject to significant risks. You should carefully consider the risks and uncertainties described in the documents incorporated by reference herein, the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before purchasing the notes. If any of the events described occur, our business and financial results could be adversely affected in a material way.

Risks Relating to the Issuer

Uncertainty related to losses from Hurricanes Katrina, Rita and Wilma may further negatively impact our financial results.

Our results for the third quarter of 2005 reflected the aggregate estimated pre-tax impact of significant catastrophe loss events amounting to $395 million, or $256 million on an after-tax basis. These estimated pre-tax costs included approximately $300 million related to Hurricane Katrina and approximately $50 million related to Hurricane Rita. These estimated costs of catastrophe events include marine and energy losses.

In addition, our results for the fourth quarter of 2005 will include our best estimate, at the time we report earnings, of costs related to Hurricane Wilma. Our present estimate of such pre-tax costs total $100 million, or $65 million on an after-tax basis for the full year of 2005. TRH's losses from Hurricane Wilma emanate principally from Florida and Mexico.

Accordingly, losses from Hurricanes Katrina and Rita materially negatively impacted our third quarter 2005 financial results and our stockholders' equity and Hurricane Wilma will have a material negative impact on our fourth quarter 2005 financial results and our stockholders' equity.

In addition, such costs, which are net of reinsurance, also reflect the net cost of reinstatement premiums based on these loss estimates. Moreover, our preliminary estimates were based on a significant amount of judgment and consider, among other factors, industry loss projections, output from catastrophe modeling software, market share analysis, and a review of certain large in-force contracts, and are subject to change to reflect future information. Our estimates are also subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues associated with the unprecedented nature of these events, including the attribution of losses to wind or flood damage or other perils such as fire, business interruption, riot and civil commotion. In addition, these estimates may vary due to extremely limited claims data received to date, potential legal and regulatory developments related to potential losses, as well as inflation in repair costs due to the limited availability of labor and materials, with respect to Hurricanes Katrina and Rita, due in part to the size and proximity in time and distance of the two hurricanes. We expect that these issues may be subject to litigation by state attorneys general and private parties and will not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments. Accordingly, actual losses may vary materially from our estimates and may further negatively impact our financial results.

The occurrence of severe catastrophic events could have a material adverse effect on our financial condition, results of operations and operating cash flows.

Because we underwrite property and casualty reinsurance and have large aggregate exposures to natural and man-made disasters, we expect that our loss experience generally will include infrequent events of great severity. The frequency and severity of catastrophe losses are inherently unpredictable. Consequently, the occurrence of losses from a severe catastrophe or series of catastrophes could have a material adverse effect on our results of operations, financial condition and operating cash flows. Increases in the values and geographic concentrations of insured property and the effects of inflation have historically resulted in increased severity of industry losses in recent years, and, we expect that those factors will increase the severity of catastrophe losses in the future.

If we are required to increase our liabilities for losses and loss adjustment expense ("LAE"), our financial condition, results of operations and cash flows may be adversely affected.

Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer, and the ceding company's payment of that loss and subsequent payments to the ceding company by the reinsurer. We are required by applicable insurance laws and regulations and accounting principles generally accepted in the United States of America ("U.S. GAAP") to establish liabilities on our consolidated balance sheet for payment of losses and LAE that will arise in the future from our reinsurance products for losses that have occurred as of the balance sheet date. At any time, these liabilities may prove to be inadequate to cover our actual losses and LAE. To the extent these liabilities may be insufficient to cover actual losses or LAE, we will have to add to these liabilities and incur a charge to our earnings, which could have a material adverse effect on our financial condition, results of operations and cash flows.

The methods of determining estimates for reported and unreported losses and establishing resulting reserves and related reinsurance recoverable are continually reviewed and updated, and adjustments resulting therefrom are reflected in income currently. The process relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis for predicting future events. However, estimation of loss reserves is a difficult process, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer term nature of most reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. We write a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for classes such as medical malpractice and directors' and officers' liability ("D&O"), which can exhibit greater volatility over time than most other classes due to their low frequency, high severity nature, and loss cost trends that are more difficult to predict.

Included in our reserves are amounts related to environmental impairment and asbestos-related illnesses. The majority of our environmental and asbestos-related liabilities arise from contracts entered into after 1985 and underwritten specifically as environmental or asbestos-related coverages rather than as standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. Significant uncertainty exists as to the ultimate settlement of these liabilities since, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages. Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these become apparent, it usually becomes necessary to refine and adjust the reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates which are reflected in our consolidated financial statements, and such differences may have a material effect on net income.

Under U.S. GAAP, neither THI nor its subsidiaries are permitted to establish liabilities until an event occurs that may give rise to a loss. Once such an event occurs, liabilities are established based upon estimates of the total losses incurred by the ceding companies and an estimate of the portion of such loss THI's subsidiaries have reinsured. As a result, only liabilities applicable to losses incurred up to the reporting date may be established, with no allowance for the provision of a contingency reserve to account for unexpected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred. Such future losses could be material.

If our risk management methods and pricing models are not effective, our financial condition and results of operations could be materially adversely affected.

Our property and casualty reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other natural or man-made disasters. We are also exposed to multiple insured losses arising out of a single occurrence that have potential to accumulate to material amounts and affect multiple risks/programs and classes of business. We use modeling techniques to manage certain of such risks to acceptable limits, although current techniques used to estimate the exposure may not accurately predict the probability of such an event nor the extent of resulting losses. In addition, we may purchase retrocession protection designed to limit the amount of losses that we may incur. Retrocession arrangements do not relieve us from our obligations to the insurers and reinsurers from whom we assume business, and the failure of retrocessionnaires to honor their obligations could result in losses to us. Moreover, from time to time, market conditions may limit and in some cases prevent reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their risk management. If we are unable to obtain retrocessional coverage in the amounts we desire or on acceptable terms, our capacity and appetite for risk could change, and our financial condition and results of operations may be materially adversely affected.

Various provisions of our contracts, such as limitations to or exclusions from coverage or choice of forum, may not be enforceable in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. Underwriting is a matter of judgment, involving important assumptions about matters that are inherently difficult to predict and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our expectations, which could have a material adverse effect on our financial condition and our results of operations.

Increased competition could adversely affect our profitability.

The property and casualty reinsurance industry is highly competitive in virtually all lines. We face competition from new market entrants and from existing market participants that devote increasing amounts of capital to the types of business written by us. Over the past few years, generally increased market capacity, domestic and international merger and acquisition activity, and Lloyd's of London, which has strengthened its capital base, have added to competitive pressures. As a result of Hurricane Katrina, the insurance industry's largest natural catastrophe loss, and two subsequent substantial hurricanes, existing insurers and reinsurers have been raising new capital and significant investments are being made in new insurance and reinsurance companies in Bermuda. The ultimate impact on the market of these events is uncertain.

Competition in the types of reinsurance in which we are engaged is based on many factors, including the perceived overall financial strength of the reinsurer, the ratings of A.M. Best Company ("A.M. Best"), Standard & Poor's Rating Service, a Division of the McGraw-Hill Companies, Inc. ("S&P") and Moody's Investors Service ("Moody's"), the states or other jurisdictions where the reinsurer is licensed, accredited, authorized or can serve as a reinsurer, premiums charged, other terms and conditions of the reinsurance offered, services offered, speed of claims payment and reputation and experience in the lines of business underwritten.

We compete in the United States and international reinsurance markets with numerous major international reinsurance companies and numerous domestic reinsurance companies, some of which have greater financial and other resources than we have. Our competitors include independent reinsurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain primary insurance companies and domestic and European underwriting syndicates. Many of these competitors have been operating for substantially longer than we have and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage.

Traditional as well as new capital market participants from time to time produce alternative products (such as reinsurance securitizations, catastrophe bonds and various derivatives such as swaps) that may compete with certain types of reinsurance, such as property catastrophe. Over time, these numerous initiatives could significantly affect supply, pricing and competition in our industry.

The property and casualty reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable pricing.

Historically, property and casualty reinsurers have experienced significant fluctuations in operating results. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic and market conditions, all of which affect ceding companies' decisions as to the amount or portion of risk that they retain for their own accounts and consequently reinsurance premium rates. The supply of reinsurance is related to prevailing prices, the levels of insured losses and levels of industry surplus that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result, the property and casualty reinsurance business historically has been a cyclical industry, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable pricing.

The cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable developments, including what management believes to be a trend of courts to grant increasingly larger awards for certain damages, changes in the political, social or economic environment, natural disasters (such as catastrophic hurricanes, windstorms, tornadoes, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of and returns on investments and inflationary pressures that may tend to affect the size of losses experienced by primary insurers. We cannot predict whether market conditions will improve, remain constant or deteriorate. A return to unfavorable market conditions may affect our ability to write reinsurance at rates that we consider appropriate relative to the risk assumed. If we cannot write property and casualty reinsurance at appropriate rates, our ability to transact reinsurance business would be significantly and adversely affected.

A downgrade in the ratings assigned to our operating subsidiaries could adversely affect our ability to write new business and may adversely impact our existing agreements.

A.M. Best, S&P and Moody's are generally considered to be significant rating agencies with respect to the evaluation of insurance and reinsurance companies. Ratings are used by ceding companies and reinsurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. These ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at its sole discretion. Rating agencies also may increase their scrutiny of rated companies, revise their rating standards or take other action. In addition, a ceding company's own rating may be adversely affected by a downgrade in the rating of its reinsurer. Therefore, a downgrade of our rating may dissuade a ceding company from reinsuring with us and may influence a ceding company to reinsure with a competitor of ours that has a higher financial strength rating.

A.M. Best maintains a financial strength rating of "A+" (Superior) and issuer credit ratings of "aa–" on our major operating subsidiaries, TRC, Putnam and TRZ. These financial strength ratings represent the second highest rating level and these issuer credit ratings represent the sixth highest rating level.

On May 4, 2005, A.M. Best placed these ratings under review with negative implications. A.M. Best indicated that it would complete an independent review of these ratings over the near term and reevaluate the level of rating enhancement that TRH's subsidiaries should continue to receive through their relationship with AIG. As part of this review, A.M. Best will consider the stand-alone risk-adjusted capital position of TRH, which, in A.M. Best's view, has declined due to an increase in operating leverage. A.M. Best stressed that its position reflects these concerns as well as the negative rating pressure on AIG.

S&P maintains counterparty credit and insurer financial strength ratings on each of TRC, Putnam and TRZ of "AA−" ("Very Strong"). The "outlook" for these ratings is stable. This rating is the fourth highest rating level.

Moody's maintains an insurance financial strength rating of "Aa3" ("Excellent") on TRC. The "outlook" for the rating is stable. This rating is the fourth highest rating level.

It is increasingly common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract or require collateral to be posted for all or a portion of our obligations under the contract if we are downgraded below a certain rating level. When a contract is cancelled on a cut-off basis, for example, the liability of the reinsurer under policies which became effective under the treaty prior to the cancellation date of such treaty ceases with respect to losses resulting from events taking place on and after said cancellation date. Accordingly, unearned premiums on that business as of the cut off date are returned to the ceding company, net of a proportionate share of the original ceding commission. Whether a client would exercise this cancellation right would depend on, among other factors, the reason for such downgrade, the extent of the downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. Therefore, we cannot predict in advance the extent to which this cancellation right would be exercised, if at all, or what effect such cancellations would have on our financial condition or future operations, but such effect potentially could be material.

We may secure our obligations under our various reinsurance contracts using trusts and letters of credit. We may enter into agreements with ceding companies that require us to provide collateral for our obligations under certain reinsurance contracts with these ceding companies under various circumstances, including where our obligations to these ceding companies exceed negotiated thresholds. These thresholds may vary depending on our ratings and a downgrade of our ratings or a failure to achieve a certain rating may increase the amount of collateral we are required to provide. We may provide the collateral by delivering letters of credit to the ceding company, depositing assets into trust for the benefit of the ceding company or permitting the ceding company to withhold funds that would otherwise be delivered to us under the reinsurance contract. The amount of collateral we are required to provide typically represents all or a portion of the obligations we may owe the ceding company, often including estimates made by the ceding company of claims that were incurred but not reported ("IBNR"). Since we may be required to provide collateral based on the ceding company's estimate, we may be obligated to provide collateral that exceeds our estimates of the ultimate liability to the ceding company.

These debt and financial strength ratings are current opinions of the rating agencies. As such, they may be changed, suspended or withdrawn at any time by the rating agencies as a result of changes in, or unavailability of, information or based on other circumstances, including our relationship with AIG. In addition, the rating agencies could downgrade our ratings if we do not complete this offering. Ratings may also be withdrawn at the request of our management. Ratings are not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of any other rating.

The current investigations into certain non-traditional, or loss mitigation, insurance products could have a material adverse effect on our financial condition or results of operations.

Various regulators including the New York Attorney General have commenced investigations relating to certain insurance and reinsurance business practices, non-traditional insurance products and assumed reinsurance transactions. In connection with these investigations, AIG has asked TRH, as a subsidiary of AIG, to review its documents and practices and TRH has been cooperating with AIG in such request and will continue to cooperate in producing documents and other information in response to all requests. We are unable to predict the direction these investigations will take and the impact, if any, they may have on our business.

In April 2005, TRH received subpoenas from the Insurance Departments of Florida and Georgia seeking information relating to finite insurance and reinsurance transactions. In addition, TRH has received a subpoena from the Insurance Department of New York seeking information relating to TRC's relationship and transactions with Sunrise Professional Indemnity, Ltd., a foreign reinsurer providing reinsurance to TRC, and Gallagher Healthcare Insurance Services, Inc., a provider of insurance and risk management services to healthcare providers and a wholly owned subsidiary of Arthur J. Gallagher & Co., Inc.

In July 2005, TRH received subpoenas from the Insurance Department of the State of Oklahoma. The subpoenas seek information related to so-called bid rigging or the use of "fictitious quotes" or "inflated quotes" through intermediaries in the placing of insurance for "Insureds" or "Public Entities" domiciled in Oklahoma. The subpoenas also seek information related to the amount of compensation received or paid by TRH to or from any intermediary and charged to the "insured" or "Public Entity" domiciled in Oklahoma.

TRH has responded to these subpoenas and continues to cooperate with these regulatory requests. While TRH does not believe that any of these inquiries will have a material impact on TRH's business or financial results, it is not possible to predict with any certainty at this time what impact, if any, these inquiries may have on TRH's business or financial results.

Our businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

Our reinsurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they conduct business. This regulation is generally designed to protect the interests of policyholders, as opposed to insurers and their stockholders and other investors, and relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business.

Virtually all states require insurers and reinsurers licensed to do business in that state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. The effect of these arrangements could reduce our profitability in any given period or limit our ability to grow our business.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance and reinsurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Any proposed or future legislation or NAIC initiatives may be more restrictive than current regulatory requirements or may result in higher costs.

Our offices that operate in jurisdictions outside the United States are subject to certain limitations and risks that are unique to foreign operations.

In addition to licensing requirements, TRH's international operations are also regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment, and are subject to local economic, political and social conditions. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon TRH vary from country to country and cannot easily be predicted. In addition, TRH's results of operations and net unrealized currency translation gain or loss (a component of accumulated other comprehensive income) are subject to volatility as the value of the foreign currencies fluctuate relative to the U.S. dollar. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets.

We may be adversely affected by the impact of market volatility and interest rate and currency exchange rate fluctuation on our invested assets.

Our principal invested assets are fixed maturity investments, which are subject to the market risk of potential losses from adverse changes in interest rates and may also be adversely affected by currency exchange rate fluctuations. Depending on our classification of our investments as available-for-sale, trading or other, changes in the market value of our securities are reflected in either our consolidated balance sheet or statement of income. Our investment portfolio is also subject to credit risk resulting from adverse changes in the issuers' ability to repay the debt. These risks could materially adversely affect our results of operations and/or the amount of our stockholders' equity.

A principal exposure to foreign currency risk is our obligation to settle claims in foreign currencies. The possibility exists that we may incur foreign currency exchange gains or losses as we ultimately settle claims required to be paid in foreign currencies. To the extent we do not seek to hedge our foreign currency risk or hedges prove ineffective, the resulting impact of a movement in foreign currency exchange rate could materially adversely affect our results of operations.

Risks Relating to the Notes

General market conditions and unpredictable factors could adversely affect market prices for the notes.

There can be no assurance as to the market prices for the notes. Several factors, many of which are beyond our control, might influence the market value of the notes, including:

- our creditworthiness;
- the market for similar securities; and
- economic, financial, geopolitical, regulatory or judicial events that affect us, the insurance and reinsurance markets, or the financial markets generally.

Accordingly, the notes that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to the price that the investor paid for the notes.

Investors in the notes face additional risks because THI is a holding company.

Because THI is a holding company, it depends on dividends, distributions and other payments from its subsidiaries to fund all payments on its obligations, including its obligations to make payments on the notes. Financing arrangements, charter provisions and regulatory requirements may impose restrictions on the ability of THI's subsidiaries to transfer funds to it. In addition, THI's right to participate in a distribution of assets of any of its subsidiaries, whether on liquidation, reorganization or otherwise, will be subject to the prior claims of the creditors of that subsidiary. The ability of holders of the notes to benefit from distributions of assets from THI's subsidiaries will also be subject to those prior claims. Consequently, the notes will be effectively subordinated to all existing and future liabilities and obligations of THI's subsidiaries. If any of THI's subsidiaries were to become bankrupt or insolvent, its assets would be used to satisfy its own liabilities and obligations before THI could use those assets to make payment on THI's own liabilities and obligations, including the notes.

The interests of our controlling stockholder could conflict with the interests of holders of the notes.

AIG beneficially owns approximately 60% of THI's outstanding shares of common stock. Three of THI's eight current directors are executive officers of AIG: Martin J. Sullivan is a director and President and Chief Executive Officer of AIG, Steven J. Bensinger is Executive Vice President and Chief Financial Officer of AIG and Thomas R. Tizzio is Senior Vice Chairman-General Insurance of AIG. The interests of our controlling stockholder may conflict with your interests. Our controlling stockholder may cause us to declare dividends, incur additional indebtedness or pursue acquisitions, divestitures or other transactions that could enhance the value of its equity investment, even though those transactions may involve risks to the holders of the notes.

Resale of the notes by AIG subsidiaries may adversely affect the market price of the notes.

Certain subsidiaries of AIG will purchase $450,000,000 principal amount of the notes offered hereby. In order to facilitate the resale of these notes, we have agreed to maintain and keep current a shelf registration which will permit the resale of the notes into the public market. Subject to the 60-day lock-up agreement described under "Underwriting", those subsidiaries may resell the notes into the public market at any time and from time to time, including in one or more registered public offerings. Any such sales, or the potential for such sales, may adversely affect the market price for the notes.

The notes will not be listed on any public securities exchange or automated quotation system, and there is no assurance that any private trading market will exist or that it will be liquid.

There is currently no established trading market for the notes. The notes will not be listed on any securities exchange or quotation system. The underwriters have advised us that they intend to make a market in the notes as permitted by applicable law. Neither underwriter is obligated, however, to make a market in the notes, and any market making may be discontinued at any time at their sole discretion. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes, your ability to resell any of your notes or the price at which you may be able to resell your notes. If a market for the notes were to develop, the notes could trade at prices that might be lower than the initial offering price of the notes.

The indenture under which the notes will be issued contains only limited protection for holders of the notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

The indenture under which the notes will be issued may not sufficiently protect holders of notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture does not contain any provisions restricting our ability to incur additional debt, including debt senior in right of payment to the notes, pay dividends on or purchase or redeem capital stock, sell assets (other than certain restrictions on our ability to consolidate, merge or sell all or substantially all of our assets and our ability to sell the stock of certain subsidiaries), enter into transactions with affiliates, create liens (other than certain limitations on creating liens on the stock of certain subsidiaries) or enter into sale and leaseback transactions, or create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

USE OF PROCEEDS

The net proceeds from the offering of the notes will be $743,234,750, after deducting the underwriters' discounts and commissions and estimated fees and expenses for the offering.

We intend to use the net proceeds from the offering of notes to increase the capital and surplus of one of our operating subsidiaries, TRC, and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated.

	Nine Months Ended September 30,	Years Ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**	**2000**
Ratio of Earnings to Fixed Charges(1)	(2)	95.38x	130.39x	67.71x	(2)	97.54x

––––––––––

(1) For purposes of the ratio of earnings to fixed charges, "earnings" represent (loss) income before income taxes excluding income from equity investees plus fixed charges, and "fixed charges" represent that portion of the rent expense that, in our opinion, approximates the interest factor included in rent expense.

(2) "Earnings" were inadequate to cover fixed charges by $71.6 million and $38.6 million for the nine months ended September 30, 2005 and for the year ended December 31, 2001, respectively. Included in earnings for the nine months ended September 30, 2005 are costs (comprised principally of losses and loss adjustment expenses) of $444.5 million, the great majority of which relate to Hurricanes Katrina and Rita. Included in earnings for the year ended December 31, 2001 are losses and loss adjustment expenses of $215 million, principally related to the September 11th terrorist attack in the United States, and $60 million related to Enron reinsurance exposure.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005 on an actual basis and as adjusted to give effect to the notes offered hereby. This table should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements for the year ended December 31, 2004 and our condensed consolidated financial statements (unaudited) and the notes to our condensed consolidated financial statements (unaudited) for the quarter ended September 30, 2005, each of which are included elsewhere in this prospectus supplement.

| | As of September 30, 2005 | |
| | Actual | As adjusted |
	(in thousands)	
Cash and cash equivalents(1)	$ 181,522	$ 924,757
Debt obligations	$ —	$ —
Notes offered hereby(2)	—	746,340
Total debt	—	746,340
Common stock	66,809	66,809
Additional paid-in capital	208,382	208,382
Accumulated other comprehensive income	46,817	46,817
Retained earnings	2,241,321	2,241,321
Treasury stock	(21,751)	(21,751)
Total stockholders' equity	2,541,578	2,541,578
Total capitalization	$2,541,578	$3,287,918
Ratio of debt to total capitalization(3)	—%	22.7%

―――――――

(1) Cash and cash equivalents, as adjusted, represents cash and cash equivalents, as of September 30, 2005 plus the estimated net proceeds from the offering of the notes.

(2) Represents the gross proceeds of the offering of the aggregate principal amount of $750,000,000 of the notes offered hereby at an issue price of 99.512%.

(3) At September 30, 2005, actual, we had no debt obligations, and therefore the ratio of debt to total capitalization is inapplicable.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below as of September 30, 2005 and 2004 and December 31, 2004, 2003, 2002, 2001 and 2000 and for each of the nine months ended September 30, 2005 and 2004 and each of the five years in the period ended December 31, 2004 has been derived from the condensed consolidated financial statements (unaudited) or the consolidated financial statements of TRH and the respective accompanying notes.

	Nine Months Ended September 30,		Years Ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
	(in thousands, except per share data)						
Statement of Operations Data:							
Net premiums written ...	$ 2,627,209	$ 2,822,052	$ 3,749,274	$3,341,077	$2,500,159	$1,905,647	$1,658,579
Net premiums earned ...	2,594,094	2,729,257	3,661,090	3,171,226	2,369,452	1,790,339	1,631,536
Net investment income ..	256,143	220,563	306,786	270,972	252,026	240,083	234,485
Realized net capital gains (losses)	24,429	14,493	22,181	9,942	(5,951)	(240)	33,098
Revenues	2,874,666	2,964,313	3,990,057	3,452,140	2,615,527	2,030,182	1,899,119
(Loss) income before income taxes(1).......	(65,934)	184,778	276,212	386,674	188,320	(34,107)	267,982
Net income	24,383	155,639	254,584	303,644	169,318	18,892	211,638
Per Common Share:(2)							
Net income:							
Basic	$ 0.37	$ 2.37	$ 3.87	$ 4.64	$ 2.59	$ 0.29	$ 3.25
Diluted	0.37	2.35	3.85	4.60	2.57	0.29	3.23
Cash dividends declared	0.34	0.29	0.39	0.34	0.32	0.30	0.28
Share Data:(2)							
Weighted average common shares outstanding:							
Basic	65,831	65,705	65,731	65,508	65,378	65,280	65,159
Diluted	66,161	66,206	66,189	65,953	65,944	65,921	65,594
Balance Sheet Data:							
Investments and cash ...	$ 8,648,403	$ 7,983,499	$ 8,287,003	$6,867,165	$5,587,530	$5,004,431	$4,391,226
Assets	11,672,256	10,152,723	10,605,292	8,707,758	7,286,525	6,741,303	5,522,672
Unpaid losses and loss adjustment expenses ...	6,977,120	5,551,947	5,941,464	4,805,498	4,032,584	3,747,583	3,077,162
Unearned premiums	1,076,178	1,054,484	1,057,265	917,355	707,916	553,734	418,621
Stockholders' equity.....	2,541,578	2,476,575	2,587,129	2,376,587	2,030,767	1,846,010	1,856,365

―――――――

(1) Includes pre-tax net catastrophe costs of $445 million in the nine months ended September 30, 2005, includes pre-tax net catastrophe losses of $165 million in the nine months ended September 30, 2004, includes pre-tax net catastrophe losses of $215 million in 2004, includes pre-tax net losses and loss adjustment expenses of $100 million related to the fourth quarter increase in net loss reserves in certain casualty lines in 2002, and, in 2001, includes pre-tax net catastrophe losses of $215 million principally related to the September 11th terrorist attack on the United States, and $60 million related to Enron reinsurance exposure. There were no significant net catastrophe losses occurring in 2003, 2002 and 2000.

(2) Share and per share data have been retroactively adjusted, as appropriate, to reflect common stock splits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and further detail related to these matters may be found in, our consolidated financial statements and related notes to consolidated financial statements and our condensed consolidated financial statements (unaudited) and related notes to condensed consolidated financial statements (unaudited) included elsewhere in this prospectus supplement and incorporated by reference herein.

Throughout this prospectus supplement, we present our operations in the way we believe will be most meaningful. Our unpaid losses and loss adjustment expenses net of related reinsurance recoverable (loss reserves) and our combined ratio and its components are included herein and presented in accordance with principles prescribed or permitted by insurance regulatory authorities as these are standard measures in the insurance and reinsurance industries.

Financial Statements

The following discussion refers to (i) the consolidated financial statements of TRH as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and (ii) the condensed consolidated financial statements of TRH as of September 30, 2005 and December 31, 2004 and for the nine months ended September 30, 2005 and 2004 (unaudited), which are presented elsewhere herein. Financial data discussed below have been affected by certain transactions between TRH and AIG and its subsidiaries (the "AIG Group") and transactions between TRH and C.V. Starr & Co., Inc.

Executive Overview

The operations of TRH are conducted principally by its three major operating subsidiaries—TRC, TRZ and Putnam—and managed based on its geographic segments. Through its operations on six continents, TRH offers reinsurance capacity on both a treaty and facultative basis—structuring programs for a full range of property and casualty products, with an emphasis on specialty lines, which may exhibit greater volatility of results over time than most other lines. Such capacity is offered through reinsurance brokers and, to a lesser extent, directly to domestic and foreign insurance and reinsurance entities.

TRH conducts its business and accesses performance through segments organized along geographic lines. Financial data from branches in the United States that underwrite primarily domestic business are reported in the Domestic segment. Data from the London and Paris branches and from TRZ are reported in the aggregate as International-Europe and considered as one segment due to operational and regional similarities. Data from branches in the Americas (i.e. the Toronto branch and the Miami branch (which serves Latin America and The Caribbean)), other than those in the United States which underwrite primarily domestic business, and from branches in the Asia Pacific region are grouped as International—Other and represent the aggregation of non-material segments.

TRH's operating strategy emphasizes product and geographic diversification as key elements in controlling its level of risk concentration. TRH also adjusts its mix of business to take advantage of market opportunities. Over time, TRH has also capitalized on market opportunities when they arise by strategically expanding operations in an existing location or opening a branch or representative office in new locations (except for the acquisition of TRZ in 1996). TRH's operations that serve international markets grow by leveraging their product knowledge, worldwide resources and financial strength, typically utilizing indigenous management and staff with a thorough knowledge of local markets and product characteristics.

In recent years, casualty lines comprised approximately 75% of TRH's net premiums written, while property lines comprised the balance. Treaty reinsurance totaled approximately 95% of net premiums written, with the balance representing facultative accounts. Moreover, reinsurance assumed by international offices represented approximately half of net premiums written.

AIG, which through its subsidiaries is one of the largest providers of insurance and investment products and services to businesses and individuals around the world, beneficially owned approximately 60% of the common stock of THI as of September 30, 2005.

TRH's major sources of revenues are net premiums earned for reinsurance risks undertaken and net investment income earned on investments made. The great majority of TRH's investments are in fixed maturity securities with an average duration of 4.6 years as of September 30, 2005. In general, premiums are received significantly in advance of related claims payments. The following table summarizes TRH's revenues, (loss) income before income taxes and net income for the periods indicated:

	Nine Months Ended September 30,			Years Ended December 31,					
	2005		2004	2004		2003		2002	
	Amount	Change From Prior Year Period	Amount	Amount	Change From Prior Year	Amount	Change From Prior Year	Amount	Change From Prior Year
				(dollars in millions)					
Revenues	$2,874.7	(3.0)%	$2,964.3	$3,990.1	15.6%	$3,452.1	32.0%	$2,615.5	28.8%
(Loss) income before income taxes	(65.9)	—	184.8	276.2	(28.6)	386.7	105.3	188.3	—
Net income	24.4	(84.3)	155.6	254.6	(16.2)	303.6	79.3	169.3	796.2

Consolidated Results

Revenues for the first nine months of 2005 decreased slightly compared to the same 2004 period, due primarily to significant decreases in domestic net premiums earned, partially offset by increases in international net premiums earned and consolidated net investment income. The decline in domestic net premiums earned in the 2005 period compared to the same 2004 period resulted, in part, from higher ceding company retentions in recent periods and the softening of primary and reinsurance rates in most classes prior to the occurrence of significant catastrophe loss events in the third quarter of 2005. The increase in international net premiums earned in the first nine months of 2005 emanates principally from TRZ and the Paris and Miami (serving Latin America and the Caribbean) offices. For the first nine months of 2005, as compared to the same year ago period, the higher international net premiums earned resulted primarily from increased coverage provided, and, to a lesser extent, the residual impact of rate improvements resident in certain underwriting year 2004 business booked in 2005 coupled with the impact of foreign exchange rates which strengthened against the U.S. dollar compared to the same prior year period. (Underwriting year represents the year in which the coverage period for a reinsurance contract begins.) In addition, net ceded reinstatement premiums totaled $59.5 million in the first nine months of 2005. Such net ceded reinstatement premiums served to reduce net premiums written and earned and reduced underwriting results by such amounts in the period. Reinstatement premiums were not significant in the same 2004 period.

Catastrophe losses materially affected first nine months results in 2005 and 2004. Net income for the nine months ended September 30, 2005 include pre-tax net aggregate costs from catastrophe events totaling $444.5 million, or $291.7 million after tax, principally arising from Hurricane Katrina (approximately $300 million on a pre-tax basis) and Hurricane Rita (approximately $50 million on a pre-tax basis), each of which occurred in the third quarter of 2005. Such catastrophe costs consist of pre-tax net catastrophe losses incurred of $385.0 million (gross $742.0 million; ceded $357.0 million) and net ceded reinstatement premiums of $59.5 million (gross $71.0 million; ceded $130.5 million). Reinstatement premiums may arise on both assumed and ceded business as a result of contractual provisions found in many excess-of-loss catastrophe reinsurance contracts that require additional premium to be paid in the event of a loss to reinstate coverage for the remaining portion of the contract period in the amount of the loss.

Hurricane Katrina is the largest insured catastrophe loss in reported history, with industry sources projecting insurance and reinsurance industry costs of between $40 billion and $60 billion.

The nine months ended September 30, 2004 include pre-tax aggregate gross and net catastrophe losses of $165.0 million, or $115.1 million after-tax, resulting from Hurricanes Charley, Frances, Ivan and

Jeanne, that affected the Southeastern United States and the Caribbean, and from typhoons that affected Japan.

(Loss) income before income taxes and net income decreased in the first nine months of 2005 as compared to the same prior year period, principally due to decreased underwriting profit (loss) resulting from increased catastrophe losses and the impact of related net ceded reinstatement premiums, offset, in part, by increased net investment income and realized net capital gains in the 2005 period.

Significant tax benefits have been recognized as a result of catastrophe losses, including significant deferred tax benefits which TRH expects to recover through alternative minimum tax credit and foreign tax credit carryforwards.

Underwriting profit (loss) is defined as net premiums earned less net losses and loss adjustment expenses, net commissions and other underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs. (See "—Operational Review.")

Revenues during 2004 and 2003 grew compared to each respective prior year, principally due to increases in net premiums earned which resulted from rate increases and increased coverage provided across most lines and regions in which TRH does business, as well as the greater number of favorable underwriting opportunities, particularly in international markets, for global reinsurers with superior financial strength ratings and a full range of products, such as TRH. Revenue growth slowed in 2004 due to domestic net premiums written remaining level resulting largely from softer market conditions and greater retention levels by cedants in certain sectors. The markets in which TRH operates have historically been cyclical. During most of the period under discussion, the market was characterized by capacity strain in certain classes and rating downgrades of many major reinsurers. These occurrences generally resulted from years of rate declines, high levels of industry loss activity, exacerbated by losses from the major European storms of late 1999, the tragic event of September 11, 2001, losses related to major corporate collapses such as Enron Corporation, adverse development in 2002 through 2004 on losses occurring principally in 1998 through 2001 in certain specialty casualty classes such as directors' and officers' liability (included in the other liability line) and medical malpractice and record catastrophe losses in 2004. These events also materially affected TRH's results in those years.

Catastrophe losses of $215 million, or $140 million after tax, dramatically affected 2004 results. These losses resulted from Hurricanes Charley, Frances, Ivan and Jeanne, that affected the Southeastern United States and the Caribbean, typhoons that affected Japan and the tsunami which principally affected South Asia. There were no significant catastrophe losses occurring in 2003 or 2002.

Income before income taxes and net income decreased in 2004 as compared to 2003 due primarily to the above mentioned catastrophe losses. The impact of these losses was partially offset by increased underwriting profit from International—Europe and increased net investment income from all segments in 2004 as compared to 2003. Tax benefits associated with the catastrophe losses somewhat tempered the impact of the catastrophe losses on net income in 2004.

Income before income taxes and net income improved in 2003 as compared to 2002 due primarily to improvements in underwriting profit (loss). Generally, rate improvements and more restrictive contract terms and conditions increasingly benefited results in 2003 as compared to 2002. 2002 results also included the impact of a fourth quarter increase in loss reserves (totaling $100 million, or $65 million, net of tax) largely caused by an unexpected increase, late in the year, in the frequency and severity of reported losses occurring in 1998 through 2000 in certain casualty lines, reflecting industry wide trends. (See "—Operational Review.")

Market Conditions and Outlook

The magnitude of losses suffered by the reinsurance industry from Hurricanes Katrina and Rita, and further exacerbated by Hurricane Wilma, which occurred in the fourth quarter of 2005, are expected to significantly change the reinsurance market environment. A large portion of the recent natural catastrophe losses is expected to be borne by the reinsurance industry. At the end of the third quarter, there was a great deal of uncertainty in the marketplace. This is likely to translate into improvements in reinsurance rates, terms and conditions, particularly in regions and lines most affected by these hurricanes, as reinsurance capacity is strained and cedants pay even greater attention to credit quality. As such, TRH believes that the reinsurance industry is entering a favorable global trading environment for the next renewal cycle (the period during which 2006 underwriting year business with a January 1 renewal date is transacted), which is underway and continues through the end of 2005. Improvements in rates, terms and conditions were already evident in certain lines (such as catastrophe-exposed property and marine and energy classes) at the end of the third quarter of 2005 and additional improvements are expected in the near term. However, a meaningful amount of capital has been raised recently by reinsurers, mostly to replace some of the capital eroded by recent catastrophe events. This capital reentering the market may serve to lessen the magnitude and/or duration of the improvements in market conditions.

The global catastrophe loss events of the last 18 months, in particular Hurricane Katrina, have caused the reinsurance industry, as well as its rating agencies, to reevaluate the efficacy of models that are used to estimate the frequency and severity of such events and the risk management processes in place for assessing and balancing catastrophe risks. As this process commences, reinsurers will likely measure their property catastrophe exposures in a more conservative manner in the near term. This reevaluation should lead to more restrictive terms for certain property lines, funneling additional catastrophe risk into catastrophe-exposed property programs. This additive risk plus the anticipated increased demand for protection and more conservative assessments of exposures by reinsurers will likely lead to significant rate increases on catastrophe-exposed property programs.

TRH also believes that other lines of business exposed to natural perils, such as workers compensation, accident and health, marine, general liability and environmental lines will also see rate stabilization or, possibly, some improvement. Finally, other casualty line rates may also strengthen as property-focused reinsurers who had moved into casualty business when property rates softened, re-apply capital and resources back toward the shorter tail lines on which they originally concentrated.

Until the occurrence of Hurricane Katrina, primary and reinsurance rates generally continued to soften, both domestically and internationally, while terms and conditions generally held firm. With certain exceptions, property lines continued to experience rate decreases on both primary and reinsurance contracts, but remained more favorable with respect to catastrophe business. While modest rate reductions were prevalent on primary business, casualty rates generally remained firm on the treaty reinsurance side. Market conditions prior to Hurricane Katrina were generally stronger for longer tail casualty lines due, in part, to elevated industry-wide loss activity in recent years (that also materially affected TRH) experienced in certain of those lines related principally to losses occurring in 1997 through 2001.

As a practical matter, the rates charged by primary insurers and the policy terms of primary insurance agreements may affect the rates charged and the policy terms associated with reinsurance agreements, particularly for pro rata reinsurance business.

The impact of improved market conditions, which has occurred relatively late in the year, is expected to have a minimal impact on 2005 results.

The existence of generally firm or more favorable market conditions in certain markets and for certain classes do not necessarily translate into ultimate pricing adequacy for business written under such conditions. In addition, there is no guarantee that these conditions will remain in effect as TRH cannot predict, with any reasonable certainty, future market conditions.

Further information related to items discussed in this Executive Overview may be found throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Estimates

This discussion and analysis of the financial condition and results of operations are based upon TRH's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures. TRH relies on historical experience and on various other assumptions, that it believes to be reasonable under the circumstances, to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

TRH believes its most critical accounting estimates are those with respect to loss reserves, premium revenues and deferred acquisition costs, as they require management's most significant exercise of judgment on both a quantitative and qualitative basis used in the preparation of TRH's consolidated financial statements and footnotes. The accounting estimates that result require the use of assumptions about certain matters that are highly uncertain at the time of estimation. A discussion of the most critical accounting estimates follow.

Loss Reserves

Estimates of loss reserves take into account TRH's assumptions with respect to many factors that will affect ultimate loss costs but are not yet known. Such factors, which contribute to the variability and unpredictability of loss costs, include trends related to jury awards, social inflation, medical inflation, tort reforms and court interpretations of coverages, among others. To the extent that these assumptions underlying the loss reserve estimates are significantly incorrect, ultimate losses may be materially different from the estimates included in the financial statements and may materially affect net income. The impact of those differences are reflected in the period they become known.

The reserving process is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. Trends that have affected development of liabilities in the past may not necessarily occur or affect development to the same degree in the future. While this process is difficult for ceding companies, the inherent uncertainties of estimating loss reserves are even greater for reinsurers, due primarily to the longer term nature of much reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. Nevertheless, data received from cedants is subjected to audits from time to time by TRH claims and underwriting personnel, to help ensure that reported data is supported by proper documentation and conforms to contract terms, and analyzed, as appropriate, by TRH underwriting and actuarial personnel. Such analysis often includes a detailed review of reported data to assess the underwriting results of reinsurance assumed and to explain any significant departures from expected performance. Over time, reported loss information is ultimately corroborated when such information eventually attains paid status.

Generally, for each longer tail line of business, significant actuarial judgments are made with respect to the following factors used in the loss reserve setting process:

- *Loss trend factors* are used to establish expected loss and loss adjustment expense ratios for subsequent accident years based on the projected loss and loss adjustment expense ratios for prior accident years. Provisions for inflation and social inflation (e.g., awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) and trends in court interpretations of coverage are among the factors which must be considered.

- *Expected loss and loss adjustment expense ratios* for the latest accident years generally reflect the expected loss and loss adjustment expense ratios from prior accident years adjusted for the loss trend (see loss trend factor discussion immediately above), as well as the impact of rate level changes and other quantifiable factors. For certain longer tail lines of business that are typically lower frequency, higher severity classes, such as excess medical malpractice and D&O, expected loss and loss adjustment expense ratios are often utilized for the last several accident years.

- *Loss development factors* are used to arrive at the ultimate amount of losses incurred for each accident year based on reported loss information. These factors, which are initially calculated based on historical loss development patterns (*i.e.*, the emergence of reported losses over time relative to the ultimate losses to be paid), are then adjusted for current trends.

Loss reserves include amounts for risks related to environmental impairment and asbestos-related illnesses. The majority of TRH's environmental and asbestos-related liabilities arose from contracts entered into after 1985 that were underwritten specifically as environmental or asbestos-related coverages rather than as standard general liability coverages, where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried for these claims, including loss and loss adjustment expenses incurred but not reported (IBNR), are based upon known facts and current law. However, significant uncertainty exists in determining the amount of ultimate liability for environmental impairment and asbestos-related losses, particularly for those occurring in 1985 and prior. This uncertainty is due to inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages, among other things.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these facts and trends emerge, it usually becomes necessary to refine and adjust the loss reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates. (See discussion of adverse development on losses occurring in prior years under "—Results of Operations" and further discussion and detail information about loss and loss adjustment expense reserves and the loss reserve setting process under "—Financial Condition and Liquidity.")

Premium Revenues

Management must make certain judgments in the determination of premiums written and earned by TRH. For pro rata treaty contracts, premiums written and earned are based on reports received from ceding companies. Generally for excess-of-loss treaty contracts, premiums are recorded as written based on contract terms and are earned ratably over the terms of the related coverages provided. (In recent years, treaty contracts have generated approximately 95% of TRH's premium revenues.) Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages.

Premiums written and earned, along with related costs, for which data has not been reported by the ceding companies, are estimated based on historical patterns and other relevant information. Such estimates of premiums earned are considered when establishing the reserve for loss and loss adjustment expenses IBNR. The differences between these estimates and the actual data subsequently reported, which may be material as a result of the diversity of cedants, reporting practices and the inherent difficulty in estimating premium inflows, among other factors, are recorded in the period when the actual data becomes available and may materially affect net income. In the Consolidated Statements of Operations, premiums written and earned and the change in unearned premiums are presented net of reinsurance ceded.

Estimates of premiums assumed less related ceding commission by major class of business included in the appropriate components of the Consolidated Statement of Operations for the year ended December 31, 2004 and the Consolidated Balance Sheet as of December 31, 2004 were as follows:

Major Class	Premiums Assumed	Commissions	Premium Balances Receivable
	(in thousands)		
Casualty:			
Other liability	$ 76,579	$20,650	$ 55,929
Auto liability	21,691	5,774	15,917
Medical malpractice	7,684	2,115	5,569
Ocean marine and aviation	26,187	6,057	20,130
Surety and credit	9,851	3,163	6,688
Accident and health	12,436	3,251	9,185
Other	9,720	2,738	6,982
Total casualty	164,148	43,748	120,400
Property:			
Fire	8,927	1,535	7,392
Allied lines	19,281	4,086	15,195
Homeowners multiple peril	31,360	11,624	19,736
Auto physical damage	4,937	1,427	3,510
Other	8,756	2,428	6,328
Total property	73,261	21,100	52,161
Total	$237,409	$64,848	$172,561

TRH has provided no allowance for bad debts related to the premium estimates based on its historical experience, general profile of its cedants and the ability TRH has in most cases to significantly offset these premium receivables with losses and loss adjustment expenses or other amounts payable to the same parties.

Deferred Acquisition Costs

Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred and then amortized over the period in which the related premiums are earned, generally one year. The evaluation of recoverability of acquisition costs to be deferred considers the expected profitability of the underlying treaties and facultative certificates, which may vary materially from actual results. If the actual profitability varies from the expected profitability, the impact of such differences are recorded, as appropriate, when actual results become known and may have a material effect on net income.

Operational Review

Results of Operations

TRH derives its revenue from two principal sources: premiums from reinsurance assumed net of reinsurance ceded (*i.e.*, net premiums earned) and income from investments. Premiums are primarily earned ratably over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between pro rata and excess-of-loss reinsurance.

The following table shows net premiums written, net premiums earned and net investment income of TRH for the periods indicated:

	Nine Months Ended September 30,			Years Ended December 31,					
	2005		2004	2004		2003		2002	
	Amount	Change From Prior Year Period	Amount	Amount	Change From Prior Year	Amount	Change From Prior Year	Amount	Change From Prior Year
	(dollars in millions)								
Net premiums written	$2,627.2	(6.9)%	$2,822.1	$3,749.3	12.2%	$3,341.1	33.6%	$2,500.2	31.2%
Net premiums earned	2,594.1	(5.0)	2,729.3	3,661.1	15.4	3,171.2	33.8	2,369.5	32.3
Net investment income	256.1	16.1	220.1	306.8	13.2	271.0	7.5	252.0	5.0

Net premiums written for the first nine months of 2005 decreased compared with the same period in 2004, as a result of decreased domestic net premiums written, partially offset by increased international net premiums written. On a worldwide basis, casualty lines business represented 70.8% of net premiums written in the first nine months of 2005 versus 73.1% in the same 2004 period. The balance represented property lines. Treaty business represented 95.5% of net premiums written in the first nine months of 2005 versus 96.4% in the year ago period. The balance represented facultative accounts.

In the nine months ended September 30, 2005 as compared to the same 2004 period, the decrease in net premiums written were offset, in part, by the strengthening of certain foreign currencies in which TRH does business compared to the U.S. dollar. The following table summarizes the effect of foreign currency exchange rates on the changes in net premiums written in the nine months ended September 30, 2005 compared to the same 2004 period:

	Nine Months Ended September 30,
Decrease in original currency	(8.5)%
Foreign exchange effect	1.6
Decrease as reported in U.S. dollars	(6.9)%

Domestic net premiums written decreased in the first nine months of 2005 by $282.7 million, or 19.3%, compared to the same year ago period, to $1,182.6 million, with significant decreases occurring in the auto liability, medical malpractice and property lines of approximately $115 million, $77 million and $38 million, respectively. These decreases were mostly attributable to higher ceding company retentions and softening primary and reinsurance rates which prevailed in most classes prior to the occurrence of the significant third quarter 2005 catastrophe loss events, as well as the impact of net ceded reinstatement premiums as discussed later in this section.

International net premiums written increased in the first nine months of 2005 by $87.8 million, or 6.5%, over the comparable 2004 period, to $1,444.6 million, led by Paris and TRZ with increases of $63.2 million and $26.2 million, respectively. In the first nine months of 2005 compared to the same 2004 period, international net premiums written increased significantly in the other liability, property, accident and health and ocean marine lines, with increases of approximately $61 million, $47 million, $37 million and $26 million, respectively, partially offset by a significant decrease in the auto liability line of approximately $110 million. The changes in international net premiums written in the first nine months of 2005 include the impact of foreign exchange rate movements as discussed earlier. International business represented 55.0% of worldwide net premiums written for the first nine months of 2005 compared to 48.1% for the same 2004 period. Until the occurrence of Hurricane Katrina in late August 2005, favorable opportunities were generally more plentiful internationally than domestically, despite rate slippage occurring in both areas. (See discussion of market conditions under "—Consolidated Results" and "—Market Conditions and Outlook.")

Net premiums written include net ceded reinstatement premiums of $59.5 million for the first nine months of 2005, principally related to domestic operations, of which $19.1 million relates to gross adverse development on catastrophe events occurring in 2004. Reinstatement premiums were not significant in the comparable 2004 period.

The increase in net premiums written in 2004 compared to 2003 resulted largely from pricing increases and increased coverage provided. The increase in net premiums written in 2003 compared to 2002 resulted largely from rate increases and, to a lesser extent, increased coverage provided. In addition, in both 2004 and 2003, as compared to their respective immediately prior year, net premiums written increased due to the impact of the weakened U.S. dollar compared to the currencies in which TRH does business, particularly in TRH's European locations. In 2004 and 2003, as compared to the immediately prior years, premium increases were primarily from treaty business. On a worldwide basis, casualty lines business represented 72.4% of net premiums written in 2004 versus 73.5% and 73.9% in 2003 and 2002, respectively. The balance represented property lines. Treaty business represented 96.4% of net premiums written in 2004 versus 96.4% in 2003 and 95.4% in 2002. The balance represented facultative accounts.

Domestic net premiums written totaled $1,840.0 million in 2004, remaining level with 2003 due generally to softer market conditions in many sectors and greater retention levels by cedants. Significant domestic increases in net premiums written were recorded in the medical malpractice, other liability (principally general casualty) and accident and health lines of $41.2 million, $29.6 million and $25.1 million, respectively. The increases were offset by significant decreases in net premiums written in the auto liability, property and surety lines of $74.5 million, $17.9 million and $14.9 million, respectively.

Net premiums written by international offices increased in 2004 by $409.0 million, or 27.3%, over the prior year, to $1,909.3 million. Generally, as a result of more favorable opportunities prevailing internationally, all of the international offices recorded increases in net premiums written, led by London, TRZ and Paris with increases of $151.7 million, $119.5 million and $77.6 million, respectively. International net premiums written increased significantly in the property, auto liability, credit and ocean marine lines with increases of $166.9 million, $69.7 million, $41.9 million and $33.2 million, respectively. Note that increases in international net premiums written resulted, in part, from the impact of the weakened U.S. dollar in 2004 compared to the currencies in which TRH does business. International business represented 50.9% of 2004 net premiums written compared to 44.9% in 2003.

Of the total increase in net premiums written in 2003 compared to 2002, domestic net premiums written increased by $478.2 million, or 35.1%, to $1,840.8 million, due principally to rate increases and overall improved market conditions, with significant increases in net premiums written recorded in the other liability (principally D&O and other professional liability (errors and omissions coverages ("E&O"))), medical malpractice, property and ocean marine and aviation lines of $226.6 million, $97.3 million, $95.2 million and $48.0 million, respectively. The increase in net premiums written in property lines is due, in part, to a reduction in property quota share retrocession coverage purchased.

Net premiums written by international offices increased in 2003 by $362.7 million, or 31.9%, over the prior year, to $1,500.3 million. All international offices recorded increases in net premiums written, led by London, TRZ and Paris with increases of $162.8 million, $98.7 million and $54.4 million, respectively. International net premiums written increased significantly in the property, other liability (principally D&O and E&O) and auto liability lines with increases of $137.2 million, $75.4 million and $36.0 million, respectively. Note that increases in international net premiums written resulted, in part, from the impact of the weakened U.S. dollar in 2003 compared to the currencies in which TRH does business. International business represented 44.9% of 2003 net premiums written compared to 45.5% in 2002.

Generally, reasons for increases in gross premiums written between years are similar to those for net premiums written, except as discussed earlier as regards reinstatement premiums. A significant portion of the increase in ceded premiums written and earned in 2004 compared to 2003 is due to premiums assumed from an affiliate that were ceded in an equal amount to other affiliates. In 2003 over 2002, ceded premiums written and earned were lower primarily due to less property quota share retrocession coverage purchased in 2003 as compared to 2002 and to a reduction in ceded premiums resulting from certain domestic contracts in the specialty casualty area wherein a portion of premiums assumed under those agreements was retroceded to non-affiliates.

TRH transacts a significant amount of business assumed and ceded with other subsidiaries of AIG. TRH either accepts or rejects the proposed transactions with such companies based on its assessment of risk selection, pricing, terms and conditions.

As premiums written are primarily earned ratably over the terms of the related coverages, the reasons for changes in net premiums earned are generally similar to the reasons for changes in net premiums written.

Net investment income increased in the first nine months of 2005, as compared to the same prior year period, due principally to the net investment (primarily in fixed maturities) of significant positive cash flow from operating activities generated in recent periods. To a lesser extent, investments in limited partnerships (which are included in other invested assets) also contributed to the 2005 over 2004 increases in the nine month period. The pre-tax effective yield on investments were 4.0%, for each of the nine month periods ending September 30, 2005 and 2004. The pre-tax effective yield on investments represents annualized pre-tax net investment income from investments for the period indicated divided by the average balance sheet carrying value of investments and interest-bearing cash for such period.

Net investment income increased in 2004 and 2003, each as compared to the immediately prior year, due to the investment (principally in fixed maturities) of significant positive cash flow from operating activities generated in recent periods and, to a lesser extent, the impact of the weakening U.S. dollar compared to certain currencies, particularly from European countries, in which TRH's net investment income is earned. For 2004, 2003 and 2002, the pre-tax effective yields on investments were 4.1%, 4.4% and 4.8%, respectively. A substantial portion of the decline in investment yield in 2004 compared to 2003 relates to the significant increase in 2004 in the asset amount of short-term investment of funds received under securities loan agreements, which asset produces minimal net investment income.

Pre-tax realized net capital gains totaled $24.4 million and $14.5 million for the first nine months of 2005 and 2004, respectively. Pre-tax realized net capital gains (losses) totaled $22.2 million in 2004, $9.9 million in 2003 and ($6.0) million in 2002. Realized capital gains and losses are generally the result of investment dispositions which reflect TRH's investment and tax planning strategies to maximize after-tax income. In addition, pre-tax realized net capital gains include charges for write-downs related to certain securities that, in the opinion of management, had experienced a decline in market value that was other than temporary. Such write-downs were insignificant in the first nine months of 2005. In the first nine months of and for the full year 2004, pre-tax realized net capital gains included charges for write-downs totaling $6.2 million related to other invested assets. In 2003, pre-tax realized net capital gains include charges for write-downs for other than temporary declines in market value totaling $6.1 million and $4.6 million of equities available for sale and fixed maturities available for sale, respectively. In 2002, write-downs for such declines totaled $12.1 million and $1.8 million of equities available for sale and fixed maturities available for sale, respectively. Upon the ultimate disposition of securities which have recorded write-downs, a portion of the write-downs may be recoverable depending on market conditions at the time of disposition. (See discussion under "—Financial Condition and Liquidity" for criteria used in the determination of such write-downs.)

The property and casualty insurance and reinsurance industries use the combined ratio as a measure of underwriting profitability. The combined ratio reflects only underwriting results, and does not include income from investments. Generally, a combined ratio under 100 indicates an underwriting profit and a combined ratio exceeding 100 indicates an underwriting loss. Underwriting profitability is subject to significant fluctuations due to competition, natural and man-made catastrophic events, economic and social conditions, foreign currency exchange rate fluctuations, interest rates and other factors. The combined ratio represents the sum of the loss and loss adjustment expense ratio and the underwriting expense ratio. The loss and loss adjustment expense ratio represents net losses and loss adjustment expenses divided by net premiums earned, while the underwriting expense ratio represents the sum of net commissions and other underwriting expenses expressed as a percentage of net premiums written.

The following table presents loss and loss adjustment expense ratios, underwriting expense ratios and combined ratios for consolidated TRH, and separately for its domestic and international components, for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,		
	2005	2004	2004	2003	2002
Consolidated:					
Loss and loss adjustment expense ratio	86.0	75.1	75.3	70.4	75.8
Underwriting expense ratio	26.9	26.6	26.2	26.1	26.5
Combined ratio	112.9	101.7	101.5	96.5	102.3
Domestic:					
Loss and loss adjustment expense ratio	107.2	80.1	79.8	70.8	73.0
Underwriting expense ratio	25.5	26.5	26.3	25.8	27.6
Combined ratio	132.7	106.6	106.1	96.6	100.6
International:					
Loss and loss adjustment expense ratio	69.6	69.8	70.8	70.0	79.2
Underwriting expense ratio	28.0	26.8	26.1	26.3	25.2
Combined ratio	97.6	96.6	96.9	96.3	104.4

The loss and loss adjustment expense ratio deterioration for consolidated TRH in the first nine months of 2005 as compared to the same 2004 period, related primarily to significantly higher catastrophe losses, primarily from domestic operations.

Pre-tax net catastrophe losses for the first nine months of 2005 totaled $385.0 million (domestic $301.4 million; international $83.6 million). The first nine months of 2005 included catastrophe losses from Hurricanes Katrina and Rita of $260.0 million and $47.5 million, respectively, with the balance emanating from European Floods, European Windstorm Erwin and other individually less significant 2005 events and net adverse loss reserve development on 2004 catastrophe loss events. The first nine months of 2004 included pre-tax net catastrophe losses of $165.0 million (domestic $96.0 million; international $69.0 million) related to hurricanes which struck the United States and the Caribbean and typhoons that affected Japan. In addition, the nine month period ended September 30, 2005 includes net ceded reinstatement premiums of $59.5 million (domestic $43.0 million; international $16.5 million), as discussed earlier, compared to insignificant amounts in the same 2004 period.

Net catastrophe losses and net ceded reinstatement premiums in the aggregate added 17.0, 30.4 and 6.8 to the first nine months 2005 combined ratio for consolidated TRH, domestic and international, respectively. Net catastrophe losses in the aggregate added 6.0, 6.8 and 5.2 to the first nine months 2004 combined ratio for consolidated TRH, domestic and international, respectively. (See discussion under "—Segment Results" for the amount of pre-tax net catastrophe losses and net ceded reinstatement premiums by segment.)

In addition, consolidated net losses and loss adjustment expenses includes net adverse development related to losses occurring in prior years (including amounts related to 2004 catastrophe losses) which, in total, approximated $120 million and $165 million for the first nine months of 2005 and 2004, respectively. The great majority of such development related to domestic operations. For both the 2005 and 2004 period, significant adverse loss reserve development was related to non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for such classes as medical malpractice and D&O.

Based on information presently available, TRH believes its current loss reserves are adequate, but there can be no assurance that TRH's loss reserves will not develop adversely due to, for example, the inherent volatility in loss trend factors and variability of reporting practices, among other factors, and materially exceed the carried loss reserves as of September 30, 2005 and thus, materially affect net income.

TRH's 2004 results include net pre-tax catastrophe losses of $215.0 million (domestic $114.1 million; international $100.9 million) related to Hurricanes Charley, Frances, Ivan and Jeanne, that affected the

Southeastern United States and the Caribbean, typhoons that affected Japan and the tsunami which principally affected South Asia. Such events in the aggregate added 5.9, 6.3 and 5.4 to each of the combined ratios for consolidated TRH, domestic and international, respectively.

In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $317.4 million in 2004. See table below for detail of such net adverse loss reserve development:

Lines of Business	Net Loss Reserve at December 31, 2003	Year-end 2003 Net Reestimated Liability at Year-end 2004	Amount of Re-estimation- Redundancy (Deficiency)(1)
		(in thousands)	
Other liability........................	$1,356,736	$1,631,627	$(274,891)
Medical malpractice...................	582,966	674,157	(91,191)
Fire..................................	335,620	288,911	46,709
Fidelity	65,850	98,162	(32,312)
Ocean marine and aviation	417,505	387,281	30,224
Other, net	1,197,743	1,193,664	4,079
Total	$3,956,420	$4,273,802	$(317,382)

(1) Amount of re-estimation represents the amount of net losses and loss adjustment expenses incurred in 2004 related to losses occurring in 2003 and prior years.

As a result of greater than expected reported loss activity in 2004, indicating that TRH's estimates as of the end of 2003 of the ultimate amounts of losses occurring in 2003 and prior required a net increase, significant net adverse development was recorded in 2004 (as presented in the table above). The vast majority of such adverse development relates to the other liability, including certain specialty casualty classes such as D&O and E&O, and medical malpractice lines for losses occurring between 1998 and 2001, principally in domestic and, to a lesser extent, London operations. These increases to incurred losses were offset, in part, by favorable development across most lines on losses occurring in 2003 and, to a lesser extent, on losses occurring during 2002 in the other liability, aircraft and fire lines.

TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for such volatile classes as medical malpractice and D&O. At the primary level, there are significant risk factors which contribute to the variability and unpredictability of the loss trend factor for this business such as jury awards, social inflation, medical inflation, tort reforms and court interpretations of coverage. In addition, as a reinsurer, TRH is also highly dependent upon the claims reserving and reporting practices of its cedants, which vary greatly by size, specialization and country of origin and whose practices are subject to change without notice.

TRH sets its loss reserves, in part, based on historical reported loss development patterns, adjusted for current trends and other factors. The methods used to estimate ultimate losses and to establish the resulting loss reserves are continually reviewed and updated. During 2004, as losses reported from accident years 1998 through 2001 significantly exceeded expectations that were factored into the determination of year-end 2003 loss reserves for certain classes, adjustments were made to the estimates of the required loss reserve level, thus recognizing adverse development. During TRH's comprehensive annual review of loss reserves, it became apparent that for certain classes such as other liability, including certain specialty casualty classes such as D&O and E&O, and medical malpractice lines, there had been marked unexpected increases in both the frequency and severity of large losses reported. The impact of this emergence was incorporated into the actuarial methodologies used to estimate ultimate losses and, as previously stated, the adverse development that was recognized. Additionally, loss estimates for these classes for other accident years, such as 2003 and, to a lesser extent, 2002, developed favorably and such impact was recognized accordingly. Loss reserves are set based on assumptions and actuarial methodologies judged to be most appropriate at the time.

There were no significant catastrophe losses occurring during 2003. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $322.6 million in 2003. As a result of greater than expected reported loss activity in 2003 indicating that TRH's estimates as of the end of 2002 of the ultimate amounts of losses occurring in 2002 and prior years required a net increase, significant adverse development was recorded in 2003 on losses occurring between 1998 and 2000 in certain casualty lines, principally in domestic and, to a lesser extent, London branch operations. Such lines included other liability (a portion of which represents certain specialty casualty classes such as D&O and E&O), medical malpractice and, to a lesser extent, surety and fidelity lines. These increases to incurred losses were offset, in small part, by favorable development on losses occurring in 2001 and 2002 in fire and allied lines and, in 2002 only, in other liability lines.

There were no significant catastrophe losses occurring during 2002. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $339.1 million in 2002. Of this amount, in the fourth quarter of 2002, TRH recorded an increase to net loss and loss adjustment expense reserves of $100 million (domestic $55 million; international $45 million), resulting in a $65 million after-tax charge to net income. Such net reserve increase was largely caused by the impact of losses principally occurring between 1998 and 2000 in certain casualty lines. Such lines include other liability (a portion of which represents certain specialty casualty classes such as D&O and E&O), medical malpractice and surety. This fourth quarter reserve adjustment was based primarily on an unexpected increase in the frequency and severity of reported claims late in the year reflecting industry-wide trends. The aforementioned fourth quarter increase to net loss and loss adjustment expense reserves added 4.2 to each of the loss and loss adjustment expense ratios and combined ratios for consolidated, domestic and international operations. In addition, as a result of greater than expected reported loss activity in 2002 indicating that TRH's estimates as of the end of 2001 of the ultimate amounts of losses occurring in 2001 and prior years required a further net increase, significant adverse development was also recorded in 2002 on losses occurring in 1998 through 2001 in the auto liability and aviation lines and in 1999 through 2001 in the accident and health line. These increases to incurred losses were partially offset by favorable development on losses occurring in 2001, principally in fire and allied lines and other liability lines.

While TRH believes that it has taken appropriate steps to manage its exposure to possible future catastrophe losses, the occurrence of one or more catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses could have a material adverse effect on TRH's results of operations, liquidity or financial condition. Current techniques and models may not accurately predict the probability of catastrophic events in the future and the extent of the resulting losses. See "—Consolidated Results" and "—Market Conditions and Outlook" above for a discussion related to the measurement and assessment of catastrophe risk. Moreover, one or more catastrophe losses could weaken TRH's retrocessionnaires and result in an inability of TRH to collect reinsurance recoverables.

The underwriting expense ratio for consolidated TRH increased in 2004 compared to 2003 due to an increase of 0.2 in the net commission component of the ratio, partially offset by a decrease of 0.1 in the other underwriting expense component of the ratio.

The underwriting expense ratio for consolidated TRH decreased in 2003 compared to 2002 due to decreases of 0.2 in each of the net commission component and the other underwriting expense component of the ratio. With respect to the net commission component, the decrease between years results from a decrease in such component related to Domestic and International-Other, offset, in part, by an increase in International-Europe, all due largely to slight changes in the mix of business between periods. With respect to the other underwriting expense component, the decreases between years are primarily due to the fact that the rates of increase in other underwriting expenses, for Domestic and International-Europe, are exceeded by the rates of increase of net premiums written for the respective periods.

The increase in deferred acquisition costs for the first nine months of 2005 was significantly less than the increase in the comparable prior year period. The increase in deferred acquisition costs for 2004 was significantly less than the comparable 2003 amount. The increase in deferred acquisition costs for 2003 exceeded the 2002 amount. Variances in the increase in deferred acquisition costs between periods are generally caused by differences in the increase in net unearned premiums in such periods.

Acquisition costs (consisting primarily of net commissions incurred) are charged to earnings over the period in which the related premiums are earned.

Other deductions, net, for the first nine months of 2005 includes pre-tax stock compensation expenses of $5.1 million. A component of such compensation expense, namely, $2.0 million in the first nine months of 2005 relates to TRH employees' participation in past Starr International Company (SICO) Deferred Compensation Profit Participation Plans (the SICO Plans). Other deductions, net, for the first nine months of 2004 includes pre-tax stock compensation expenses of $2.1 million. Other deductions, net, includes expense charges of $2.9 million and $1.1 million for stock-based compensation, in 2004 and 2003, respectively. (See "—Other Matters—Change in Accounting Principle and Disclosure of Stock-Based Compensation.") No stock compensation expense was recorded by TRH relative to the SICO Plans in 2004, 2003 or 2002. Other deductions, net, also contains currency transaction gains and losses and other miscellaneous income and expense items.

Loss before income taxes totaled ($65.9) million in the first nine months of 2005 compared to income before income taxes of $184.8 million in the same 2004 period. The deterioration of (loss) income before income taxes in the 2005 period compared to the amount in the same prior year period was due to significantly higher catastrophe losses and related net ceded reinstatement premiums recorded in 2005 compared to the same 2004 period offset, in part, by increased net investment income and realized net capital gains in the 2005 periods.

Income before income taxes was $276.2 million in 2004, $386.7 million in 2003 and $188.3 million in 2002. The decrease in income before income taxes in 2004 compared to the prior year resulted primarily from $215.0 million of net pre-tax catastrophe losses offset, in part, by increased underwriting profit (loss) from International-Europe and increased net investment income from all segments, both in 2004 as compared to 2003. The increase in income before income taxes in 2003 compared to the prior year resulted primarily from improved underwriting profit (loss) and, to a much lesser extent, increased net investment income in 2003. In particular, the consolidated loss and loss adjustment expense ratio significantly improved in 2003 compared to the prior year, as further discussed above.

Income tax (benefits) expenses recorded for all interim periods consider the estimated impact of all then-currently known events, including those that have occurred subsequent to the end of the period, such as Hurricane Wilma for the first nine months of 2005, for purposes of computing the estimated full year effective tax rates. Such effective tax rates are used in the determination of the interim period income tax (benefits) expenses, pursuant to the application of the effective tax rate method. All other estimated impacts on the financial statements of TRH related to Hurricane Wilma will be recorded in the period of occurrence (*i.e.*, the fourth quarter of 2005).

Federal and foreign income tax (benefits) expense of ($90.3) million and $29.1 million were recorded in the first nine months of 2005 and 2004, respectively. Federal and foreign income tax expense of $21.6 million, $83.0 million and $19.0 million were recorded in 2004, 2003 and 2002, respectively. THI and its domestic subsidiaries, TRC (which includes foreign operations) and Putnam, file consolidated federal income tax returns. The tax burden among the companies is allocated in accordance with a tax sharing agreement. TRC will also include as part of its taxable income or loss those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The effective tax rates, which represent income taxes divided by income before income taxes, were 137.0% and 15.8% in the first nine months of 2005 and 2004, respectively, and 7.8% in 2004, 21.5% in 2003 and 10.1% in 2002. The unusual effective tax rates in the first nine months of 2005 and 2004 are due to significant tax benefits recorded in those periods related to costs resulting from catastrophe loss events. The tax benefits that have been recognized as a result of catastrophe losses include significant deferred tax benefits which TRH expects to recover through minimum tax credit and foreign tax credit carryforwards. The major adjustments reconciling the "expected" tax expense to actual tax expense in each of the three years ended December 31, 2004 are similar in terms of their nature and relative size, except that the adjustment for tax-exempt interest has been steadily increasing as the size of the tax-exempt fixed maturity portfolio has grown in 2004 and 2003 over the respective immediately prior year. In addition, the year 2004 included a tax benefit of $10.9 million related to amended tax returns.

The lower effective tax rate in 2004 compared to 2003 resulted primarily from the impact of catastrophe losses occurring in 2004. As a result, tax-exempt income was a larger percentage of income before income taxes in 2004 compared to 2003. The increased effective tax rate in 2003 compared to 2002 resulted primarily from the fact that income before income taxes increased at a greater rate than tax-exempt investment income.

Net income and net income per common share on a diluted basis, respectively, were as follows: the first nine months of 2005—$24.4 million, $0.37; the first nine months of 2004—$155.6 million, $2.35; 2004—$254.6 million, $3.85; 2003—$303.6 million, $4.60; 2002—$169.3 million, $2.57. Reasons for the changes between periods and years are as discussed earlier. Outstanding share amounts used in the net income per common share calculation have been retroactively adjusted, as appropriate, to reflect the 5-for-4 common stock split paid in July 2004.

In the periods under discussion, the after-tax impacts on net income of certain significant items discussed above in the Operational Review are as follows: First nine months 2005—catastrophe costs—$291.7 million; first nine months 2004—catastrophe losses $115.1 million; 2004—catastrophe losses—$139.7 million; 2002—fourth quarter increase in net loss and loss adjustment expense reserves in certain casualty lines—$65.0 million.

Segment Results

(a) Domestic:

Nine Months Ended September 30, 2005 compared to Nine Months ended September 30, 2004—Domestic revenues decreased due primarily to decreases in net premiums written, as discussed earlier in "—Results Of Operations." (Loss) income before income taxes decreased in the first nine months of 2005 as compared to the same 2004 period primarily due to a decrease in underwriting profit (loss) in the 2005 period compared to the 2004 period offset, slightly, by increased net investment income and realized net capital gains in the 2005 period. The lower underwriting profit (loss) in the 2005 period is due principally to increased catastrophe loss activity of $301.4 million in the first nine months of 2005, compared to $96.0 million in the first nine months of 2004. 2005 underwriting profit (loss) was also adversely impacted by net ceded reinstatement premiums of $43.0 million, as discussed earlier, in the first nine months.

2004 compared to 2003—Domestic revenues increased over the prior year due primarily to increases in net premiums earned and, to a lesser extent, realized net capital gains and net investment income. The increase in net premiums earned in 2004 compared to 2003 occurred primarily in the medical malpractice, other liability and property lines, partially offset by decreases in the auto liability line. Income before income taxes for 2004 decreased compared to the prior year due primarily to a decrease in underwriting profit (loss) caused principally by $114.1 million of net pre-tax catastrophe losses, principally related to hurricanes, that occurred in 2004. Both years included significant adverse development of losses occurring in 1998 through 2000 in certain more volatile casualty classes as discussed earlier under Results of Operations.

2003 compared to 2002—Domestic revenues increased over the prior year due primarily to increases in net premiums written for reasons discussed earlier in the Operational Review. Income before income taxes for 2003 increased compared to the prior year due primarily to improved underwriting profit (loss) caused principally by a lower loss and loss adjustment expense ratio resulting from improving market conditions in recent years. Both years included significant adverse development of losses occurring in 1998 through 2000 in certain more volatile casualty classes as further discussed earlier under Results of Operations. Loss activity in 2002 includes a $55 million fourth quarter pre-tax charge to net losses and loss adjustment expenses related to an increase in loss reserves, comprising part of the adverse development as discussed earlier in this paragraph.

(b) International—Europe (London and Paris branches and TRZ):

Nine Months Ended September 30, 2005 compared to Nine Months Ended September 30, 2004—European revenues increased due primarily to increases in net premiums written, net of the change in unearned premiums, in Paris and TRZ and, to a lesser extent, increased net investment income in each location. The increase in net premiums written occurred largely in the other liability, accident and health, ocean marine and property lines, partially offset by significant decreases in the auto liability line. The increase in net premiums written was a result, in part, of the weakening U.S. dollar compared to the currencies in which premiums were written in the 2005 period as compared to the same prior year period.

(Loss) income before income taxes in the first nine months of 2005 decreased compared to the comparable prior year period due principally to decreased underwriting profit (loss), partially offset by increased net investment income. The decrease in underwriting profit (loss) in the first nine months of 2005 compared to the comparable 2004 period is due, in large part, to significantly higher catastrophe losses in the 2005 period. Underwriting profit (loss) included pre-tax net catastrophe losses of approximately $81.9 million in the first nine months of 2005 and approximately $16.5 million in the first nine months of 2004. In addition, underwriting profit (loss) was adversely impacted by net ceded reinstatement premiums of $9.4 million in the first nine months of 2005.

2004 compared to 2003—European revenues increased compared to the prior year primarily due to significant increases in net premiums written in each location, with the largest increase occurring in London. These increases generally occurred in the property, auto liability, credit and ocean marine lines. Such increases also resulted, in part, from the weakening U.S. dollar compared to the currencies in which premiums were written in 2004 as compared to 2003. Income before income taxes for 2004 increased compared to the prior year amounts due principally to improved underwriting profit (loss), that was largely the result of better loss experience in London, and increased net investment income in London. Loss activity in 2004 includes $26.3 million of net pre-tax catastrophe losses recorded in London related to hurricanes in the Southeastern United States and the Caribbean, and to the tsunami which affected South Asia.

The significant increase in assets in 2004 as compared to 2003 is primarily due to significant operating cash flows in 2004 and, to a lesser extent, the impact of foreign exchange on investments held, as the U.S. dollar weakened during the year compared to currencies in which the investments were held.

2003 compared to 2002—European revenues increased compared to the prior year primarily due to significant increases in net premiums written in each location, with the largest increase occurring in London. These increases generally occurred in the property, specialty casualty (principally D&O and E&O (included in other liability) and medical malpractice) and auto liability lines. Such increases were a result, in part, of the weakening U.S. dollar compared to the currencies in which premiums were written in 2003 as compared to 2002. Income before income taxes for 2003 increased compared to the prior year amounts due principally to improved underwriting profit (loss) that was the result of better loss experience in each location, partially offset by a higher commission rate in London due to a slight change in the mix of business. Such improved loss experience resulted from improving market conditions in recent years. Both years included adverse development from the London branch on losses occurring in 1998 through 2000 in certain more volatile casualty classes as discussed earlier under Results of Operations. Loss activity in 2002 includes a $30 million fourth quarter pre-tax charge (related to the London branch) to net losses and loss adjustment expenses related to an increase in loss reserves, comprising part of the adverse development as discussed earlier in this paragraph.

The significant increase in assets in 2003 as compared to 2002 is primarily due to significant operating cash flows in 2003 and, to a lesser extent, the impact of foreign exchange on investments held, as the U.S. dollar weakened during the year compared to currencies in which the investments were held.

(c) International—Other (Miami (serving Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches):

Nine Months Ended September 30, 2005 compared to Nine Months Ended September 30, 2004— Revenues for the first nine months of 2005 increased over the comparable 2004 period due primarily to increased net premiums written, net of the change in unearned premiums, with the largest increase in Miami. The increase in net premiums written occurred largely in the property line. The increase in net premiums written was a result, in part, of the weakening U.S. dollar compared to the currencies in which premiums were written in the 2005 period as compared to the same prior year period. Income (loss) before income taxes in the nine month period ended September 30, 2005 increased compared to the same prior year periods due primarily to lower catastrophe losses from the Miami and Tokyo offices in the 2005 period. Income (loss) before income taxes, as well as underwriting profit (loss), for the nine month period ended September 30, 2005 included pre-tax net catastrophe losses of $1.6 million. Additionally, underwriting profit (loss) in the first nine months of 2005 was adversely impacted by ceded reinstatement premiums of $7.1 million. Income before income taxes for the nine month period ended September 30, 2004 includes pre-tax net catastrophe losses of $52.5 million.

2004 compared to 2003—Revenues increased in 2004 versus the prior year due primarily to increases in net premiums written, net of the change in unearned premiums, in Miami and Tokyo. These increases generally occurred in the property line. 2004 income before income taxes decreased compared to the prior year, due principally to $74.6 million of net pre-tax catastrophe losses primarily from hurricanes in the Caribbean, typhoons which affected Japan and the tsunami which affected South Asia.

2003 compared to 2002—Revenues increased in 2003 versus the prior year due to increases in net premiums written, net of the change in unearned premiums, in each location. These increases generally occurred in the property line. 2003 income before income taxes improved significantly over the loss before income taxes reported in 2002, due principally to improved loss experience in each location. Loss activity in 2002 includes a $15 million fourth quarter pre-tax charge (related to the Miami branch) to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review.

Financial Condition and Liquidity

As a holding company, THI's assets consist primarily of the stock of TRC and THI's future cash flows depend on the availability of dividends or other statutorily permissible payments from TRC and its wholly-owned operating subsidiaries, TRZ and Putnam. For the first nine months of 2005 and 2004, THI received cash dividends from TRC of $28.5 million and $17.3 million, respectively. In 2004 and 2003, THI received cash dividends from TRC of $23.8 million and $21.9 million, respectively. Sources of funds for the operating subsidiaries consist primarily of premiums, reinsurance recoverables, investment income, proceeds from sales, redemptions and the maturing of investments and funds received under securities loan agreements.

Funds are applied primarily to payments of claims, ceded reinsurance premiums, insurance operating expenses, income taxes and investments in fixed income and equity securities, as well as the short term investment of funds received under securities loan agreements. Premiums are generally received substantially in advance of related claims payments. Cash and cash equivalents are maintained for the payment of claims and expenses as they become due. TRH does not anticipate any material capital expenditures in the foreseeable future.

While the overall duration of liabilities (see contractual obligations table later in this section) is considered in the investment management process, it is not the only factor considered as TRH has historically funded its claims payments from current operating cash flows. As a result of such funding history, TRH does not maintain a credit facility. TRH's primary investment goal is to maximize after-tax income through a high quality diversified taxable fixed maturity and tax-exempt municipal fixed maturity portfolio, while maintaining an adequate level of liquidity. See discussion later in this section of the potential liquidity strain that could arise as a result of a significant acceleration of paid losses beyond TRH's ability to fund such payments.

At September 30, 2005, total investments and cash were $8,648.4 million compared to $8,287.0 million at December 31, 2004. The increase was caused, in large part, by $561.4 million of cash provided by operating activities, offset, in part, by a reduction of approximately $200 million due to the foreign exchange impact caused by the strengthening U.S. dollar against the currencies in which the investments are denominated over the first nine months of 2005.

At December 31, 2004, total investments and cash were $8,287.0 million compared to $6,867.2 million at December 31, 2003. The increase was caused, in large part, by $904.9 million of cash provided by operating activities, the investment of $389.2 million of net funds received under securities loan agreements and, to a lesser extent, the impact of the weakening U.S. dollar on investments held, principally in European currencies.

TRH's fixed maturity investments, approximately 80.0% of total investments as of September 30, 2005, are predominantly investment grade, liquid securities, approximately 77.3% of which will mature in less than 10 years. The duration of the fixed maturity portfolio was 4.6 years as of September 30, 2005. Also as of that date, approximately 7.7% of total investments were in common and nonredeemable preferred stocks, approximately 2.0% of total investments were in other invested assets, including investments in limited partnerships, approximately 9.8% of total investments were in the short-term investment of funds received under securities loan agreements, and the remaining 0.5% consisted of short-term investments. Based on the foregoing, TRH considers its liquidity to be adequate through the end of 2005 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

Activity within the fixed maturities available for sale portfolio for the periods under discussion generally represented strategic portfolio realignments to maximize after-tax income. TRH adjusts its mix of taxable and tax-exempt investments, as appropriate, generally as a result of strategic investment and tax planning considerations. In addition, TRH engaged in securities lending transactions whereby certain securities (i.e., fixed maturities and common stocks available for sale) from its portfolio were loaned to third parties. In these transactions, initial collateral, principally cash, is received by TRH in an amount exceeding the market value of the loaned security and is invested in a pooled account (shown on the balance sheet at cost, which approximates market value) of the lending agent, an AIG subsidiary, in these transactions. A liability is recorded in an amount equal to the collateral received to recognize TRH's obligation to return such funds when the related loaned securities are returned. The market values of fixed maturities and common stocks available for sale that are on loan are reflected parenthetically as pledged on the balance sheet and totaled $733.0 million and $76.0 million, respectively, as of September 30, 2005.

At September 30, 2005, gross unrealized gains and losses on all fixed maturities (including those held to maturity and carried at amortized cost) amounted to $233.9 million and $30.3 million, respectively. Gross unrealized gains and losses on all fixed maturities as of December 31, 2004 amounted to $230.3 million and $7.3 million, respectively. The increase in gross unrealized losses on such fixed maturities in the first nine months of 2005 is due primarily to a slight increase in market interest rates during that period. At September 30, 2005, gross unrealized gains and losses on equities available for sale amounted to $49.1 million and $11.7 million, respectively. The reduction in gross unrealized gains and increase in gross unrealized losses on such equities in the first nine months of 2005 is due primarily to some weakness in the United States equity markets through September 30, 2005.

As of September 30, 2005, 93.3% of the fixed maturity portfolio was rated "Aaa" or "Aa," an additional 6.6% was also rated investment grade or better and 0.1% was not rated. Also, as of September 30, 2005, TRH had no derivative instruments.

Management reviews TRH's investments on a continual basis for evidence of other than temporary declines in market value, exercising its judgment in making such a determination, and calculates the amount of loss recognition (as a realized capital loss) resulting from investment write-downs.

In general, a security is considered a candidate for such a write-down if it meets any of the following criteria:

- Trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time;

- The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; or (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for the court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or,

- In the opinion of management, it is possible that TRH may not realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

Once a security has been identified as impaired, the amount of such impairment is determined by reference to that security's contemporaneous market price.

TRH has the ability to hold any security to its stated maturity. Therefore, the decision to sell reflects the judgment of management that the security sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflects management's judgment that the risk-discounted anticipated ultimate recovery is less than the value achievable on sale. (See "—Operational Review" for a discussion of realized capital losses resulting from write-downs of securities for other than temporary declines in market value.)

At September 30, 2005, unpaid losses and loss adjustment expenses totaled $6.98 billion, an increase of $1,035.7 million, or 17.4%, as compared to December 31, 2004. Reinsurance recoverable on unpaid losses totaled $1.42 billion, an increase of $460.5 million, or 47.9%, since December 31 2004. The significant increases in unpaid losses and loss adjustment expenses and related reinsurance recoverables over year end 2004 are due primarily to catastrophe losses occurring in 2005. The components of the September 30, 2005 unpaid losses and loss adjustment expenses consisted of $3.56 billion of reported amounts (case reserves) and $3.42 billion of IBNR amounts. The first nine months of 2005 included paid losses and loss adjustment expenses, net of reinsurance, of $168.2 million, related to catastrophe losses principally occurring in 2004. An analysis of the change in unpaid losses and loss adjustment expenses for the first nine months of 2005, with comparable 2004 data, follows:

	Nine Months Ended September 30,	
	2005	2004
	(in millions)	
At beginning of year:		
Unpaid losses and loss adjustment expenses	$5,941.5	$4,805.5
Less reinsurance recoverable	(960.9)	(849.1)
Net unpaid losses and loss adjustment expenses	4,980.6	3,956.4
Foreign exchange effect	(83.6)	35.2
Net losses and loss adjustment expenses incurred (including net adverse development on losses occurring in prior years of: 2005—$120 million; 2004—$165 million)	2,232.2	2,049.4
Net losses and loss adjustment expenses paid	1,573.4	1,371.9
At end of period:		
Unpaid losses and loss adjustment expenses	5,555.8	4,669.1
Plus reinsurance recoverable	1,421.3	882.8
Unpaid losses and loss adjustment expenses	$6,977.1	$5,551.9

TRH believes that its reserve for unpaid losses and loss adjustment expenses at September 30, 2005 are adequate. While TRH annually reviews the adequacy of established loss reserves, there can be no assurance that TRH's ultimate loss reserves will not develop adversely and materially exceed TRH's carried loss reserves as of September 30, 2005. In the future, if loss reserves develop deficiently, such deficiency could have a material adverse impact on future results of operations.

At December 31, 2004, the reserve for unpaid losses and loss adjustment expenses totaled $5.94 billion. The components of such reserve by major class of business, split between reported (case) amounts and IBNR amounts is presented below:

| | Unpaid Losses and Loss Adjustment Expenses | | |
	Case	IBNR	Total
		(in millions)	
Casualty:			
Other liability	$1,004.9	$1,073.7	$2,078.6
Auto liability	541.8	195.7	737.5
Medical malpractice	358.6	465.2	823.8
Ocean marine and aviation	344.0	186.6	530.6
Surety and credit	120.3	103.3	223.6
Accident and health	172.7	112.5	285.2
Other	191.4	179.7	371.1
Total casualty	2,733.7	2,316.7	5,050.4
Property:			
Fire	349.4	182.8	532.2
Allied lines	67.1	84.9	152.0
Homeowners multiple peril	25.4	62.1	87.5
Auto physical damage	19.6	23.6	43.2
Other	48.7	27.5	76.2
Total property	510.2	380.9	891.1
Total	$3,243.9	$2,697.6	$5,941.5

Unpaid losses and loss adjustment expenses increased $1.14 billion in 2004, or 23.6% over 2003. Also at December 31, 2004, reinsurance recoverable on unpaid losses and loss adjustment expenses totaled $947.8 million, an increase of $111.8 million, or 13.4%, from the prior year end. Of the amount of reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, which totaled $976.7 million as of December 31, 2004, $730.7 million represented balances that were unsecured. Of such unsecured balances, $211.2 million was due from affiliates (which were rated AAA at December 31, 2004) and 88.5% of the remaining balance was due from companies rated A– or better at December 31, 2004. The change in net loss reserves from year-end 2003 to year-end 2004 reflects the impact of adverse development of losses occurring in prior years and the impact of 2004 pre-tax net catastrophe losses, as further discussed earlier under "—Results of Operations", as well as the impact of the weakening U.S. dollar against most foreign currencies, particularly from Europe. Each of these factors served to increase net loss reserves in 2004.

Unpaid losses and loss adjustment expenses represent the accumulation of estimates of future liability occurring on or prior to the balance sheet date. Net losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. Standard actuarial methodologies employed to estimate ultimate losses incorporate the inherent "lag" from the time claims are reported to the cedant to when the cedant reports the claims to the reinsurer. Certain actuarial methodologies may be more appropriate than others in instances where this "lag" may not be consistent from period to period, so additional actuarial judgment is employed in the selection of methodologies to best incorporate the potential impact of this situation.

A provision is included in loss reserves for IBNR on the basis of past experience and other factors. The methods used to determine such estimates and to establish the resulting reserves are continually reviewed and updated. Any adjustments therefrom are reflected in income currently.

The reserving process is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgement. Trends that have affected development of liabilities in the past may not necessarily occur or affect development to the same degree in the future. While this process is difficult for ceding companies, the inherent uncertainties of estimating loss reserves are even greater for the reinsurer, due primarily to the longer term nature of much reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these facts and trends emerge, it usually becomes necessary to refine and adjust the loss reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates. (See discussion of adverse development on losses occurring in prior years under "—Results of Operations.")

Estimation of ultimate net losses for longer tail casualty reinsurance lines of business is a complex process whereby numerous judgments and actuarial assumptions are made. For longer tail lines of business, actuarial assumptions generally are made with respect to the following:

- Loss trend factors which are used to establish expected loss and loss adjustment expense ratios for subsequent accident years based on the projected loss and loss adjustment expense ratios for prior accident years. Provisions for inflation and social inflation (*e.g.*, awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) and trends in court interpretations of coverage are among the factors which must be considered.

- Expected loss and loss adjustment expense ratios for the latest accident years. The expected loss and loss adjustment expense ratios generally reflect the projected loss and loss adjustment expense ratios from prior accident years adjusted for the loss trend (see above) and the impact of rate changes and other quantifiable factors. For certain longer tail lines of business which are typically lower frequency, higher severity classes, such as excess medical malpractice and D&O, expected loss and loss adjustment expense ratios are often utilized for the last several accident years.

- Loss development factors which are used to project the reported losses for each accident year to an ultimate basis.

A comprehensive annual loss reserve review is conducted in the fourth quarter of each year. These reviews are conducted in full detail for each class or line of business for each underwriting office. The purpose of these reviews is to confirm the reasonableness of the carried loss reserve. In the course of the analysis, the indicated loss reserve need for a class of business (or an underwriting year within a class of business) is determined either by utilizing a single best estimate that TRH believes is a reasonable estimate of the required loss reserve or by selecting a range based on ultimate loss indications from methodologies that are considered to be most appropriate. The addition of these point estimates and ranges (where they exist) across all years, classes of business and underwriting offices create a range of estimated loss reserve needs for TRH. This range, determined in the fashion described above, does not represent all reasonable outcomes. The potential exists for significant variation in the actual results versus the assumptions used to test loss reserves, particularly for longer tail casualty reinsurance lines such as excess casualty and D&O. The usefulness of the indicated range is, however, that the midpoint of the range is thought to be a reasonable estimate of the required loss reserve although other amounts within the range would not necessarily be unreasonable. As shown below, a comparison of the carried net loss reserves as of December 31, 2004 to the midpoint of the range indicates the carried net loss reserves of $4.98 billion is approximately $37 million above the midpoint of the range.

Indicated Range of Net Loss Reserves
As of December 31, 2004:
(in millions)

Low	High	Midpoint	Carried
$4,664	$5,224	$4,944	$4,981

There can be no assurances that the net liability will not exceed the high end of this range. Note that for many classes, a single estimate or a very small range was utilized for the more current underwriting years' assessment of ultimate losses incorporated in the range shown. As an example of the sensitivity of this range to key assumptions, for longer tail casualty classes an increase in the expected loss and loss adjustment expense ratios for business written since the beginning of 2003 of 5 percentage points would add roughly $150 million to the top of the range. Loss development factors, which are utilized to project reported losses for each year to an ultimate basis or to determine the percentage of losses unreported, are another key assumption for longer tail classes, such as excess casualty and D&O. There can be no assurance that future loss development patterns will follow historical patterns. Using the longer tail casualty classes again as an example, if future loss development factors differed by 5% in either direction from those utilized in the 2004 loss reserve review, the impact would be over $100 million to each end of the range.

Additionally, loss reserves include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress. As of December 31, 2004, loss reserves related to this event totaled $102 million.

Loss reserves include amounts for risks related to environmental impairment and asbestos-related illnesses totaling $85 million and $75 million at December 31, 2004 and 2003, respectively, including $23 million and $22 million at the aforementioned dates, respectively, related to losses occurring in 1985 and prior. As TRC, the major operating subsidiary of THI, commenced operations in 1978, the great majority of TRH's environmental and asbestos-related liabilities arose from contracts entered into after 1985 that were underwritten specifically as environmental or asbestos-related coverages rather than as standard general liability coverages, where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried for these claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists in determining the amount of ultimate liability for environmental impairment and asbestos-related losses, particularly for those occurring in 1985 and prior. This uncertainty is due to inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages, among other things.

Because the reserving process is inherently difficult and subjective, actual net losses and loss adjustment expenses may materially differ from reserves and related reinsurance recoverables reflected in TRH's consolidated financial statements, and accordingly, may have a material effect on future results of operations. And while there is also the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings, TRH believes that its loss and loss adjustment expense reserves carried at December 31, 2004 are adequate.

In the ordinary course of business, TRH is involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures, the outcomes of which will determine TRH's rights and obligations under reinsurance agreements and other more general contracts. In some disputes, TRH seeks to enforce its rights under an agreement or to collect funds owing to it. In other matters, TRH is resisting attempts by others to enforce alleged rights. Such disputes are resolved through formal and informal means, including litigation, arbitration and mediation.

In all such matters, TRH believes that its positions are legally and commercially reasonable. TRH also regularly evaluates those positions, and where appropriate, establishes or adjusts loss reserves to reflect its evaluation. TRH's aggregate loss reserves take into account the possibility that TRH may not ultimately prevail in each and every disputed matter. TRH takes into consideration changes in judicial interpretation of legal liability and policy coverages, changes in claims handling practices and inflation. TRH considers not only monetary increases in the cost of what it reinsures, but also changes in societal factors that influence jury verdicts and case law, TRH's approach to claim resolution, and, in turn, claim costs. TRH believes its aggregate loss reserves reduce the potential that an adverse resolution of one or more of these matters, at any point in time, would have a material impact on TRH's financial condition or results of operations. However, there can be no assurance that adverse resolutions of such matters in any one period or in the aggregate will not result in a material adverse effect on TRH's results of operations.

For the first nine months of 2005, TRH's operating cash flow was $561.4 million, a decrease of $160.2 million from the same 2004 period. The decrease was caused, in part, by increased losses and loss adjustment expenses paid, including approximately $168.2 million relating to catastrophe losses principally occurring in 2004, partially offset by lower income taxes paid, each in the 2005 period.

For 2004, TRH's operating cash flows totaled $904.9 million, a slight decrease from 2003. The decrease was caused largely by increased losses and loss adjustment expenses paid, including 2004 catastrophe losses, and income taxes paid offset, in part, by increased premiums received, net of commissions, and increased investment income collected.

For 2003, TRH's operating cash flows of $921.1 million exceeded the comparable 2002 amount of $598.0 million. The increase was caused largely by increased net premiums written, net of commissions, partially offset by increased paid losses and loss adjustment expenses and taxes paid.

As significant losses from catastrophes occurring in the first nine months of 2005 and in 2004, the September 11, 2001 terrorist attack (see "—Operational Review" above) and Enron reinsurance exposure remain unpaid, TRH expects that payments related to these events may negatively impact cash flows in the remainder of 2005 and 2006.

Of total consolidated operating cash flows, $283.1 million and $441.4 million were derived from international operations in the first nine months of 2005 and 2004, respectively, and $583.7 million, $431.7 million and $229.2 million, were derived from international operations in 2004, 2003 and 2002, respectively. More than half of such international operating cash flows was derived from London in each of such periods and years.

TRH believes that its balance of cash and cash equivalents of $181.6 million as of September 30, 2005 and its future cash flows will be sufficient to meet TRH's cash requirements through the end of 2005 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

Generally, paid losses have been increasing in more recent years largely as a result of an increase in the amount of business TRH has written over the past several years. If paid losses accelerated significantly beyond TRH's ability to fund such paid losses from current operating cash flows, TRH would be compelled to liquidate a portion of its investment portfolio and/or arrange for financing. Such events that may cause such a liquidity strain could be the result of several catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments sold to fund such paid losses were sold in a depressed marketplace and/or reinsurance recoverable on such paid losses became uncollectible.

TRH's operations are exposed to market risk. Market risk is the risk of loss of fair market value resulting from adverse fluctuations in interest rates, equity prices and foreign currency exchange rates.

Measuring potential losses in fair values is a major focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary statistical measure that uses changes in historical interest rates, equity prices and foreign currency exchange rates to calculate the maximum loss that could occur over a defined period of time given a certain probability.

TRH believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

TRH has performed VaR analyses to estimate the maximum potential loss of fair value for financial instruments for each type of market risk. In this analysis, financial instrument assets include all investments and cash and accrued investment income. Financial instrument liabilities include unpaid losses and loss adjustment expenses and unearned premiums, each net of reinsurance. TRH has calculated the VaR for the first nine months of 2005 and the year ending December 31, 2004 using historical simulation. The historical simulation methodology entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, equity index prices and foreign currency exchange rates are used to construct the historical scenarios. For each scenario, each transaction is re-priced. Consolidated totals are calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred with 95% confidence (*i.e.*, only 5% of historical scenarios show losses greater than the VaR figure). A one-month holding period is assumed in computing the VaR figure.

The following table presents the VaR on a combined basis and of each component of market risk for the nine months ended September 30, 2005 and for the year ended December 31, 2004. VaR with respect to combined operations cannot be derived by aggregating the individual risk amounts presented herein.

	2005				2004			
	As of September 30	Average	High	Low	As of December 31,	Average	High	Low
Market Risk (in millions)								
Combined	$191	$189	$199	$181	$186	$181	$198	$166
Interest rate	208	214	228	207	214	206	214	193
Equity	50	56	65	49	65	68	73	63
Currency.............	19	14	19	12	12	6	12	4

TRH's stockholders' equity totaled $2.54 billion at September 30, 2005, a decrease of $45.6 million from year end 2004. The net decrease consisted of a decrease in accumulated other comprehensive income of $48.4 million and cash dividends declared of $22.6 million, partially offset by net income of $24.4 million.

The abovementioned decrease in accumulated other comprehensive income consisted of net unrealized currency translation loss, net of income taxes, of $30.6 million, caused, primarily, by a strengthening of the U.S. dollar, particularly against certain European currencies, since year end 2004, and net unrealized depreciation of investments, net of income taxes, of $17.8 million. The net unrealized depreciation of investments, net of income taxes, is composed principally of decreases of $12.3 million in unrealized appreciation of fixed maturities available for sale and $7.6 million in unrealized appreciation of equities available for sale for reasons discussed earlier in this section.

TRH's stockholders' equity totaled $2.59 billion at December 31, 2004, an increase of $210.5 million from year-end 2003. The net increase consisted principally of net income of $254.6 million less a decrease in accumulated other comprehensive income of $25.5 million and cash dividends declared of $25.5 million.

The decrease in accumulated other comprehensive income consisted principally of the following: net unrealized depreciation of equities, net of income tax, of $6.9 million, partially offset by net unrealized appreciation of fixed maturities available for sale, net of income tax, of $2.5 million, and net unrealized currency translation loss, net of income tax, of $24.1 million, caused, in large part, by the weakening of the U.S. dollar particularly against certain European currencies.

Net unrealized appreciation (depreciation) of investments, net of income taxes, is subject to significant volatility resulting from changes in the market value of fixed maturities and equities available for sale and other invested assets. Market values may fluctuate due to changes in general economic and political conditions, market interest rates, prospects of investee companies and other factors.

In addition, in the first nine months of 2005, TRH has recorded a reduction of retained earnings of $9.9 million with a corresponding increase to additional paid-in capital and with no net effect on total stockholder's equity related to compensation to certain TRH employees from SICO.

In the third quarter of 2005, THI repurchased 39,000 shares of its common stock at an aggregate cost of $2.2 million.

In May 2004, the Board of Directors of THI declared a 5-for-4 split of the common stock in the form of a 25% common stock dividend that was paid on July 16, 2004, to stockholders of record on June 25, 2004.

As of December 31, 2004, the amounts of payment due under specified contractual obligations of TRH are as follows:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(in thousands)		
Long-Term Debt	$ —	$ —	$ —	$ —	$ —
Capital Lease Obligations	—	—	—	—	—
Operating Leases	89,094	8,754	15,771	15,298	49,271
Purchase Obligations	—	—	—	—	—
Unpaid Losses and Loss Adjustment Expenses	5,941,464	1,621,554	1,853,358	1,096,587	1,369,965
Other Long-Term Liabilities	—	—	—	—	—
Other(1)	18,706	18,706	—	—	—
Total	$6,049,264	$1,649,014	$1,869,129	$1,111,885	$1,419,236

(1) Represents commitments to invest in limited partnerships.

Risk-based capital ("RBC") standards, promulgated by the NAIC, relate an individual company's statutory policyholders' surplus to the risk inherent in its overall operations and set thresholds at which certain company and regulatory corrective actions are mandated. At December 31, 2004, the statutory surpluses of TRC and Putnam each significantly exceeded the level of surplus required under RBC requirements for regulatory attention.

Subsequent Event

Pre-tax costs from Hurricane Wilma, which occurred in October 2005, are expected to approximate $100 million, or $65 million on an after-tax basis for the full year of 2005. TRH's losses from Hurricane Wilma emanated principally from Florida and Mexico. Except for the impact on the tax benefit recorded in the first nine months of 2005, such costs will be recorded in the fourth quarter of 2005.

The calculation of these preliminary estimates involves a significant amount of judgment and considers, among other factors, industry loss predictions, output from catastrophe modeling software, market share analysis and a review of certain large in-force contracts. Due to the preliminary nature of the information used to prepare these estimates, there is uncertainty at this time as to the ultimate costs that TRH will incur related to Hurricane Wilma.

Other Matters

(a) **Change in Accounting Principle and Disclosure of Stock-Based Compensation:**

Prior to 2003, TRH had accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123," to provide alternative methods (in addition to the prospective method already provided in SFAS No. 123) of transition for a voluntary change to the recognition provisions of SFAS No. 123, as well as to amend certain of its disclosure requirements as reflected in Note 2(i) of Notes to Consolidated Financial Statements.

On January 1, 2003, TRH adopted the recognition provisions of SFAS No. 123, using the prospective method of transition. That method requires application of such recognition provisions under the fair value method to all stock-based compensation awards granted, modified, or settled on or after the date of adoption of the standard. Accordingly, net income for the first nine months of 2005 and 2004 and the full years 2004 and 2003 reflects compensation expenses, primarily related to stock options and, in the nine months 2005 only, TRH employees' participation in the SICO Plans, for stock-based compensation awards granted in 2003 and thereafter. Such expenses are included in the Consolidated Statements of Operations as a component of other deductions, net. The impact of adopting the recognition provisions of SFAS No. 123 was not material to net income, financial condition or cash flows in the first nine months of 2005 and 2004 or the full years 2004 and 2003. Pursuant to APB No. 25, no stock-based compensation expenses were recognized in 2002.

While the pro forma impact of applying the recognition provisions to all award grants are disclosed, the charges to income in the first nine months of 2005 and 2004 and the full years 2004 and 2003 resulting from TRH adopting the recognition provisions of SFAS No. 123 may not be indicative of future amounts charged to income, as those charges to income under the prospective method of transition will not reflect costs associated with stock-based compensation issued or granted prior to January 1, 2003.

(b) **Recent Accounting Standards:**

(i) In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS No. 123R). SFAS No. 123R and its related interpretive guidance replaces SFAS No. 123 and supercedes APB No. 25. SFAS No. 123 as originally issued in 1995, established as preferable a fair-value method of accounting for share based payment transactions with employees. As discussed above, on January 1, 2003 TRH adopted the recognition provisions of SFAS No. 123. SFAS No. 123R requires share based payment transactions with employees to be accounted for using a fair-value based method and broadens the recognition provisions to include share based payments awarded to an employee by related parties or other holders of an economic interest in the reporting entity.

As issued by the FASB, SFAS No. 123R would have been effective for TRH in the third quarter of 2005. However, in April 2005, the Securities and Exchange Commission delayed the effective date of SFAS No. 123R, which is now the first quarter of 2006 for TRH. TRH is currently assessing the impact of SFAS No. 123R.

(ii) In November 2005, the FASB issued FASB Staff Position (FSP) No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP No. FAS 115-1 replaces the measurement and recognition guidance set forth in FASB Emerging Issues Task Force (EITF) Issue No. 03-1 and codifies certain existing guidance on impairment. FSP No. FAS 115-1 is effective for reporting periods beginning after December 15, 2005. TRH does not expect the adoption of FSP No. FAS 115-1 to have a material effect on TRH's financial condition or results of operations.

BUSINESS

Introduction

THI is a holding company incorporated in the state of Delaware. Originally formed in 1986 under the name PREINCO Holdings, Inc. as a holding company for Putnam, THI's name was changed to Transatlantic Holdings, Inc. on April 18, 1990 following the acquisition on April 17, 1990 of all of the common stock of TRC in exchange for shares of common stock of THI (the "Share Exchange"). Prior to the Share Exchange, AIG Group held a direct and indirect interest of approximately 25% in THI and an indirect interest of 49.99% in TRC. As a result of the Share Exchange, AIG became the beneficial owner of approximately 41% of THI's outstanding common stock and TRC became a wholly-owned subsidiary of THI. In June 1990, certain stockholders of THI (other than AIG) sold shares of THI's common stock in a registered public offering. As of September 30, 2005 and 2004 and December 31, 2004, 2003 and 2002, AIG beneficially owned approximately 60% of THI's outstanding shares.

THI, through its wholly-owned subsidiaries, TRC, TRZ, acquired by TRC in 1996, and Putnam (contributed by THI to TRC in 1995), offers reinsurance capacity for a full range of property and casualty products on both a treaty and facultative basis, directly and through brokers, to insurance and reinsurance companies, in both the domestic and international markets. One or both of TRC and Putnam is licensed, accredited, authorized or can serve as a reinsurer in 50 states and the District of Columbia in the United States and in Puerto Rico and Guam. TRC is licensed by the federal government of and seven provinces in Canada. TRC is also licensed in Japan, the United Kingdom and the Dominican Republic and is registered or authorized as a foreign reinsurer in Peru, Colombia, Argentina (where it also maintains a representative office in Buenos Aires, Transatlantic Re (Argentina) S.A.), Brazil (where it maintains a representative office in Rio de Janeiro, Transatlantic Re (Brazil) Ltda.), Chile, Mexico, Ecuador, Guatemala, Venezuela and France. In addition, TRC is licensed in the Hong Kong Special Administrative Region, People's Republic of China, and maintains a branch in Hong Kong. Also, TRC is authorized to maintain a representative office in Shanghai, People's Republic of China. TRZ is licensed as a reinsurer in Switzerland. Transatlantic Polska Sp. z o.o., a subsidiary of TRC, maintains a registered representative office in Warsaw, Poland. In addition, in 2002, TRC's representative office in Sydney, Australia obtained a license to underwrite business as an authorized branch in Australia, and presently does so. TRH's principal lines of reinsurance include other liability (including D&O and other professional liability), auto liability (including non-standard risks), medical malpractice, ocean marine and aviation, surety and credit and accident and health in the casualty lines, and fire, allied, homeowners multiple peril and auto physical damage in the property lines. Reinsurance is provided for most major lines of insurance on both excess-of-loss and pro rata bases.

The statutory surplus of TRC was $1,849.5 million as of September 30, 2005 and $1,944.5 million as of December 31, 2004 ranking TRC as the 7th largest domestic reinsurer, as of each of the respective dates, according to statistics distributed by the RAA. Although TRC and its wholly-owned subsidiary, Putnam, are separate entities, for the nine months ended September 30, 2005 together they would have ranked as the largest domestic reinsurer based upon combined statutory net premiums written of $2,344.0 million and for the year ending December 31, 2004 they would have ranked as the 2nd largest domestic reinsurer based upon combined statutory net premiums written of $3,393.3 million, according to RAA statistics for those periods.

The Reinsurance Business

Reinsurance is an arrangement whereby one or more insurance companies, the "reinsurer," agrees to indemnify another insurance company, the "ceding company," for all or part of the insurance risks underwritten by the ceding company. Reinsurance can provide certain basic benefits to the ceding company. It reduces net liability on individual risks, thereby enabling the ceding company to underwrite more business than its own resources can support; it provides catastrophe protection to lessen the impact of large or multiple losses; it helps to stabilize results by leveling fluctuations in the ceding company's loss and loss adjustment expense ratio; and it helps the ceding company maintain acceptable surplus and reserve ratios.

There are two major classes of reinsurance: treaty reinsurance and facultative reinsurance. Treaty reinsurance is a contractual arrangement that provides for the automatic reinsuring of a type or category of risk underwritten by the ceding company. Facultative reinsurance is the reinsurance of individual risks. Rather than agreeing to reinsure all or a portion of a class of risk, the reinsurer separately rates and underwrites each risk. Facultative reinsurance is normally purchased to cover risks not covered by treaty reinsurance or for individual risks covered by reinsurance treaties that are in need of capacity beyond that provided by such treaties.

A ceding company's reinsurance program may involve pro rata and excess-of-loss reinsurance on both a treaty and facultative basis. Under pro rata reinsurance (also referred to as proportional), the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion. Under excess-of-loss reinsurance, the reinsurer agrees to reimburse the ceding company for all losses in excess of a predetermined amount up to a predetermined limit. Premiums paid by the ceding company to the reinsurer for excess-of-loss coverage are generally not proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportionate risk.

In pro rata reinsurance, the reinsurer generally pays the ceding company a ceding commission. Generally, the ceding commission is based on the ceding company's cost of obtaining the business being reinsured (*i.e.*, brokers' and agents' commissions, local taxes and administrative expenses). Often there is no ceding commission on excess-of-loss reinsurance and therefore the pricing mechanism used by reinsurers in those instances is a rate applicable to premiums of the individual policy or policies subject to the reinsurance agreement.

In general, casualty insurance protects the insured against financial loss arising out of its obligation to others for loss or damage to their person or property. Property insurance protects the insured against financial loss arising out of the loss of property or its use caused by an insured peril. Property and casualty reinsurance protects the ceding company against loss to the extent of the reinsurance coverage provided. A greater degree of unpredictability is associated generally with casualty risks and with catastrophe-exposed (natural and man-made (*e.g.*, terrorist attacks)) property and casualty risks, and there tends to be a greater lag in the reporting and settlement of casualty reinsurance claims, due to the nature of casualty risks and their greater potential for litigation.

General

TRH reinsures risks from a broad spectrum of industries throughout the United States and foreign countries. A portion of the reinsurance written by TRH is assumed from other subsidiaries of AIG and therefore generally reflects their underwriting philosophy and diversified insurance products. Approximately $639 million (15%), $633 million (17%) and $395 million (13%) of gross premiums written by TRH in the years 2004, 2003 and 2002, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG. The great majority of such gross premiums written were recorded in the auto liability, property, other liability, ocean marine and aviation and, for 2004 only, medical malpractice lines. (See "—Relationship with the AIG Group" and "—Transactions with Starr.")

In 2004, TRH's activities in the United States were conducted through its worldwide headquarters in New York, its office in Miami (as further discussed below) and its regional office in Chicago. All domestic treaty business is underwritten by, or under the supervision of, senior officers of TRH located in New York. TRH's headquarters in New York, the Miami office and international offices in Toronto, London, Paris, Zurich, Hong Kong, Tokyo and Sydney (license obtained to operate as an authorized branch in Australia in 2002) can offer treaty as well as facultative reinsurance. In addition, TRH operates representative offices in Buenos Aires, Rio de Janeiro, Warsaw and Shanghai, and maintains an exclusive arrangement with a representative agency in Johannesburg, South Africa. Business underwritten by all offices located outside the United States and by the Miami office (which underwrites business in Latin America and the Caribbean) accounted for approximately 51%, 45% and 45% of worldwide net premiums written in 2004, 2003 and 2002, respectively. (See "Management's Discussion and Analysis of Financial Condition" for a discussion of premium fluctuations between years.) The London branch had net premiums written totaling $841.8 million, $690.1 million and $527.3 million in 2004, 2003 and 2002, respectively, representing 22%, 21% and 21%, respectively, of worldwide net premiums written in each of those years. TRZ had net premiums written totaling $388.7 million, $269.2

million and $170.4 million in 2004, 2003 and 2002, respectively, representing 10%, 8% and 7%, respectively, of worldwide net premiums written in each of those years. (For a discussion of certain conditions associated with international business see "—Regulation.")

In addition, TRH holds a 40% interest in Kuwait Reinsurance Company (K.S.C.), acquired in 2000 in exchange for a $30 million contribution to the capital of that company. Kuwait Reinsurance Company provides property, casualty and life reinsurance products to clients in Middle Eastern and North African markets. TRH also has a 23% interest (acquired through an initial and subsequent investment made in 1999 and 2003, respectively, for $57 million in the aggregate) in RAM Reinsurance Company Ltd., a financial guaranty reinsurer domiciled in Bermuda.

Casualty reinsurance constitutes the larger portion of TRH's business, accounting for 72% of net premiums written in 2004, 74% in 2003 and 74% in 2002. As a general matter, due to the longer period of time necessary to settle casualty claims, casualty reinsurance underwriting tends to involve variables (such as those discussed in the paragraph immediately following) that are not as predictable as those in property reinsurance underwriting. The greater degree of uncertainty associated generally with casualty business as a result of these variables may produce a more volatile result over a period of time, although catastrophe-exposed property and casualty business is also subject to significant year to year volatility due to major natural and man-made disasters. Operating results in 2004 included net pre-tax catastrophe losses of $215 million. (See "Management's Discussion and Analysis of Financial Condition.") 2003 and 2002 catastrophe losses did not have a material impact on those years' results. TRH also seeks to focus on more complex risks within the casualty and property lines, and to adjust its mix of business to take advantage of market opportunities.

In general, the overall operating results (including investment performance) and other changes to stockholders' equity of property and casualty insurance and reinsurance companies, and TRH, in particular, are subject to significant fluctuations due to competition, natural and man-made catastrophic events, economic and social conditions, foreign currency exchange rate fluctuations, interest rates, operating performance and prospects of investee companies and other factors, such as changes in tax laws, tort laws and the regulatory environment.

The following table presents certain underwriting information concerning TRH's casualty and property business for the periods indicated:(5)

	Years Ended December 31,											
	Net Premiums Written			Net Premiums Earned			Net Losses and Loss Adjustment Expenses Incurred			Loss and Loss Adjustment Expense Ratio		
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
				(dollars in millions)								
Casualty:												
Other liability(1)(2)(3)(4)	$ 834.6	$ 785.7	$ 483.6	$ 783.0	$ 709.6	$ 463.0	$ 757.2	$ 600.3	$ 413.7	96.7	84.6	89.4
Auto liability(4)	611.6	616.4	613.7	624.5	659.5	610.8	467.2	471.8	482.8	74.8	71.5	79.0
Medical malpractice(2)(3)(4)	411.3	345.3	231.2	400.7	322.2	216.5	339.6	263.7	189.3	84.7	81.8	87.4
Ocean marine and aviation(2)(4)	293.7	260.3	181.8	307.1	243.9	158.2	178.6	162.2	160.4	58.2	66.5	101.4
Surety and credit(3)(4)	155.8	123.4	96.3	156.9	129.1	97.9	84.0	129.3	98.0	53.5	100.1	100.1
Accident and health(4)	154.5	122.7	126.3	145.0	118.4	125.4	103.7	74.6	105.1	71.5	63.1	83.8
Other(2)(3)	254.5	203.0	115.4	226.8	193.3	107.3	159.0	131.1	51.5	70.1	67.8	48.0
Total casualty	2,716.0	2,456.8	1,848.3	2,644.0	2,376.0	1,779.1	2,089.3	1,833.0	1,500.8	79.0	77.1	84.4
Property:												
Fire(2)(4)	488.5	407.8	268.4	474.2	357.8	244.6	273.9	168.7	121.3	57.8	47.2	49.6
Allied lines(2)(4)	158.4	104.1	69.7	153.5	97.2	67.7	124.2	35.3	18.1	80.9	36.3	26.7
Homeowners multiple peril(2)..........	155.2	149.3	106.9	166.8	125.3	91.6	138.2	80.4	42.9	82.9	64.1	46.8
Auto physical damage.................	121.2	118.5	110.1	118.7	119.7	98.5	81.8	77.9	62.4	68.9	65.1	63.3
Other(2)	110.0	104.6	96.8	103.9	95.2	88.0	47.2	38.1	50.9	45.4	40.0	57.8
Total property	1,033.3	884.3	651.9	1,017.1	795.2	590.4	665.3	400.4	295.6	65.4	50.4	50.1
Total	$3,749.3	$3,341.1	$2,500.2	$3,661.1	$3,171.2	$2,369.5	$2,754.6	$2,233.4	$1,796.4	75.3	70.4	75.8

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(1) A majority of the amounts within the other liability line relates to more complex risks such as E&O, D&O and, to a much lesser extent, environmental impairment liability.

(2) In 2004, development on reserves held at December 31, 2003 related to losses that occurred in 2003 and prior years significantly increased net losses and loss adjustment expenses in the other liability, medical malpractice and other casualty lines and significantly decreased net losses and loss adjustment expenses in the fire and ocean marine and aviation lines. In

(footnotes continued on next page)

(footnotes continued from previous page)

addition, net pre-tax catastrophe losses of $215 million significantly increased net losses and loss adjustment expenses in the fire, allied, homeowners multiple peril and other property lines.

(3) In 2003, development on reserves held at December 31, 2002 related to losses that occurred in 2002 and prior years significantly increased net losses and loss adjustment expenses in the other liability, medical malpractice, surety and credit and other casualty lines. In addition, 2003 catastrophe losses did not have a significant impact on that year's results.

(4) In 2002, development on reserves held at December 31, 2001 related to losses that occurred in 2001 and prior years significantly increased net losses and loss adjustment expenses in the other liability, auto liability, medical malpractice, ocean marine and aviation, surety and credit and accident and health lines and significantly decreased net losses and loss adjustment expenses in the fire and allied lines. In addition, 2002 catastrophe losses did not have a significant impact on that year's results.

(5) See "Management's Discussion and Analysis of Financial Condition."

Treaty reinsurance constitutes the great majority of TRH's business, accounting for 96%, 96% and 95% of net premiums written in 2004, 2003 and 2002, respectively.

The following table presents certain information concerning TRH's treaty and facultative business for the periods indicated:

	Treaty		
	Years Ended December 31,		
	2004(1)	2003(2)	2002
	(in millions)		
Gross premiums written	$3,837.1	$3,397.2	$2,720.5
Net premiums written	3,613.9	3,219.2	2,384.9
Net premiums earned	3,528.7	3,048.7	2,258.9

	Facultative		
	Years Ended December 31,		
	2004(1)	2003(2)	2002
	(in millions)		
Gross premiums written	$ 304.1	$ 240.7	$ 206.8
Net premiums written	135.4	121.9	115.3
Net premiums earned	132.4	122.5	110.6

---

(1) In 2004 compared to 2003, domestic treaty premiums increased significantly in the specialty casualty classes of medical malpractice and accident and health and in the other liability line, offset by significant decreases in the auto liability, property and surety lines. International treaty premiums increased significantly in the property, auto liability, credit and ocean marine lines. Facultative premiums, in 2004 compared to 2003, increased principally in the other liability and accident and health lines, offset, in part, by decreases in the medical malpractice line. (See "Management's Discussion and Analysis of Financial Condition.")

(2) In 2003 compared to 2002, domestic treaty premiums increased significantly in D&O and E&O, which are included in other liability, medical malpractice, property and ocean marine and aviation lines. International treaty premiums increased significantly in property, D&O and E&O, which are included in other liability, and auto liability lines. Facultative premiums, in 2003 compared to 2002, increased principally in other liability, auto liability and property lines. (See "Management's Discussion and Analysis of Financial Condition.")

Treaty Reinsurance

Treaty reinsurance accounted for approximately $3,837.1 million of gross premiums written and $3,613.9 million of net premiums written in 2004, approximately 73% of which resulted from casualty lines treaties, with the remainder from property lines treaties. Approximately 70% of treaty gross premiums written in 2004 represented treaty reinsurance written on a pro rata basis and the balance represented treaty reinsurance written on an excess-of-loss basis. Approximately 12% of treaty gross premiums written in 2004 were attributable to other subsidiaries of AIG and were primarily written on a pro rata basis. (See "—Relationship with the AIG Group.") The majority of TRH's non-AIG Group treaty premiums were also written on a pro rata basis. As pro rata business is a proportional sharing of premiums and losses between ceding company and reinsurer, generally, the underwriting results of such business more closely reflect the underwriting results of the business ceded than do the results of excess-of-loss business.

TRH's treaty business consists primarily of business within the other liability (including D&O and E&O), auto liability (including non-standard risks), medical malpractice, ocean marine and aviation, surety and credit, accident and health, fire, allied, homeowners multiple peril and auto physical damage lines. A significant portion of TRH's business within these lines (primarily other liability, medical malpractice and accident and health) is derived from certain more complex risks.

TRH's treaty underwriting process emphasizes a team approach among TRH's underwriters, actuaries and claims staff, as appropriate. Treaties are reviewed for compliance with TRH's underwriting guidelines and objectives and most treaties are evaluated in part based upon actuarial analyses conducted by TRH. The generic actuarial models used in such analyses are tailored in each case to the exposures and experience underlying the specific treaty and the loss experience for the risks covered thereunder. TRH also frequently conducts underwriting and claims audits at the offices of a prospective ceding company before entering into major treaties, because reinsurers, including TRH, do not separately evaluate each of the individual risks assumed under their treaties and, consequently, are largely dependent on the original underwriting decisions made by the ceding company. Such dependence subjects TRH, and reinsurers in general, to the possibility that the ceding companies have not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded in connection therewith may not adequately compensate the reinsurer for the risk assumed.

TRH offers brokers full service with large capacity for both casualty and property risks. For non-AIG Group business, TRH generally seeks to lead treaty arrangements. The lead reinsurer on a treaty generally accepts one of the largest percentage shares of the treaty and represents the other participating reinsurers in negotiating price, terms and conditions. TRH believes that this strategy has enabled it to influence more effectively the terms and conditions of the treaties in which it has participated. Except where insurance business written by AIG subsidiaries is, by prearrangement with TRH, almost entirely reinsured by TRH, TRH has generally not set terms and conditions as lead underwriter with respect to treaty reinsurance purchased by other subsidiaries of AIG, although it may do so in the future. When TRH does not lead the treaty, it may still suggest changes to any aspect of the treaty. In either case, TRH may reject any treaty business offered to it by such AIG subsidiaries or others based upon its assessment of all relevant factors. Such factors include type and level of risk assumed, actuarial and underwriting judgment with respect to rate adequacy, various treaty terms, prior and anticipated loss experience (including exposure to natural and man-made catastrophes) on the treaty, prior business experience with the ceding company, overall financial position, operating results and A.M. Best, S&P and Moody's ratings of the ceding company and social, legal, regulatory, environmental and general economic conditions affecting the risks assumed or the ceding company.

TRH had approximately 3,980 treaties in effect for the 2004 underwriting year. In 2004, no single treaty exceeded 3% of treaty gross premiums written. No ceding company accounted for more than 3% of total treaty gross premiums written in 2004 except for other subsidiaries of AIG (see "—Relationship with the AIG Group"), and members of Lloyd's of London (Lloyd's) (which accounted for 6% of treaty gross premiums written).

Non-U.S. treaty business accounted for approximately 49% of TRH's total net premiums written for the year ended December 31, 2004.

Facultative Reinsurance

During 2004, TRH wrote approximately $304.1 million of gross premiums written and $135.4 million of net premiums written of facultative reinsurance, approximately 54% of which represented casualty risks with the balance comprising property risks. The majority of facultative net premiums written in 2004 represented facultative reinsurance written on an excess-of-loss basis. Facultative coverages are generally offered for most lines of business. However, the great majority of premiums are within the other liability (including D&O and E&O), medical malpractice, inland marine and fire lines. Other underwriting expenses associated with facultative business are generally higher in proportion to related premiums than those associated with treaty business, reflecting, among other things, the more labor-intensive nature of underwriting and servicing facultative business. Approximately 58% of facultative gross premiums written in 2004 were attributable to other subsidiaries of AIG. Except for such AIG subsidiaries, no single ceding company accounted for more than 4% of total facultative gross premiums written in 2004. Non-U.S. facultative business accounted for approximately 2% of TRH's total net premiums written for the year ended December 31, 2004.

Retention Levels and Retrocession Arrangements

TRH enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including reducing the effect of individual or aggregate losses and increasing gross premium writings and risk capacity without requiring additional capital.

Under TRH's underwriting guidelines and retrocession arrangements in effect at the end of 2004, generally the maximum net amounts retained and the maximum gross capacities on a per program basis for treaty business and per risk basis for facultative business are set forth in the table below.

	Maximum Net Retention	Maximum Gross Capacity
	(in millions)	
Property:		
Treaty		
Catastrophe excess-of-loss	$100	$100
Other	30	30
Facultative	10	50
Casualty:		
Treaty		
Marine and aviation	15	35
Other	15	20
Facultative	10	10

TRH is exposed to multiple insured losses arising out of a single occurrence (*e.g.*, natural or man-made catastrophe) that have the potential to accumulate to material amounts and affect multiple risks/programs and classes of business. TRH uses modeling techniques to manage certain such risks to acceptable limits, although current techniques used to estimate the exposure may not accurately predict the probability of such an event nor the extent of resulting losses. In addition, TRH may purchase retrocession protection designed to limit the amount of losses that it may incur. For 2005, TRH has purchased property catastrophe excess-of-loss reinsurance protection that management deems prudent and cost effective. TRH estimates that its probable maximum gross loss (gross PML) from any single event in any one geographic zone would approximate $586 million (before TRH's property catastrophe excess-of-loss reinsurance protection). TRH defines gross PML as its anticipated maximum loss (taking into account contract limits), before its retrocession recoveries, caused by a single catastrophic event affecting a broad contiguous area with an expected likelihood of occurrence of once in every 250 years. Based upon the above gross PML estimate, TRH would record net loss and loss adjustment expenses incurred of approximately $361 million before tax benefit, or $235 million, net of tax, in such an event, subject to other terms and conditions of the retrocessional coverages purchased by TRH. There can be no assurance that TRH will not experience losses from one or more catastrophic events that exceed, perhaps by a material amount, such gross and net amounts. Terms of the catastrophe reinsurance protections often require the purchaser to make additional payments to the reinsurer which may increase the net cost of such event to TRH. Certain of such payments represent a contractually stipulated reinstatement premium which generally restores coverage utilized to respond to the initial catastrophic loss for the remainder of the original coverage period.

"Certified" terrorism risk, as defined in the Terrorism Risk Insurance Act ("TRIA"), which was signed into law in 2002 and presently set to expire at the end of 2005, has generally been limited or excluded from commercial lines business assumed and reinsurance coverages purchased (including property catastrophe coverages) in 2004 and TRH anticipates that it will generally continue this practice in 2005. "Non-certified" terrorism risk, which relates to acts of terrorism not defined under TRIA (such as acts committed by domestic parties), is generally not excluded from commercial lines coverages assumed and reinsurance coverages purchased by TRH. In addition, TRH offers terrorism-specific (certified and non-certified) coverages to ceding companies on a limited basis. TRH does not purchase reinsurance protection for such coverages.

Average gross lines and net retentions on risks assumed historically have been smaller than the maximums permissible under the underwriting guidelines. Underwriting guidelines, including gross lines and net retention levels, may be changed and limited exceptions are made by TRH from time to time.

Retrocession arrangements do not relieve TRH from its obligations to the insurers and reinsurers from whom it assumes business. The failure of retrocessionnaires to honor their obligations could result in losses to TRH. TRH holds substantial amounts of funds and letters of credit to collateralize reinsurance recoverables. Such funds and letters of credit can be drawn on for amounts remaining unpaid beyond contract terms. In addition, an allowance has been established for estimated unrecoverable amounts.

As of December 31, 2004, TRH had in place approximately 140 active retrocessional arrangements for current and prior underwriting years with 369 retrocessionnaires, and reinsurance recoverable on paid and unpaid losses and loss adjustment expenses totaled $976.7 million, including $272.4 million recoverable from affiliates. As of December 31, 2004, no unsecured recoverables from a single retrocessionnaire, other than amounts due from affiliates, was considered material to the financial position of TRH.

Marketing

TRH provides property and casualty reinsurance capacity through brokers as well as directly to insurance and reinsurance companies in both the domestic and international markets. TRH believes its worldwide network of offices and its relationship with the AIG Group help position TRH to take advantage of market opportunities.

Business assumed from other subsidiaries of AIG is generally obtained directly from the ceding company. No ceding company, other than such AIG subsidiaries and, in 2001 and 2000 only, Lloyd's (which accounted for 12% and 10% of TRH's 2001 and 2000 consolidated revenues, respectively), has accounted for 10% or more of TRH's consolidated revenues in any of the last five years. A portion of the business assumed from Lloyd's was obtained through brokers controlled by Aon Corporation (Aon) and Marsh & McLennan Companies, Inc. (Marsh), which are further discussed below.

Non-AIG Group treaty business is produced primarily through brokers, while non-AIG Group facultative business is produced both directly and through brokers. In 2004, approximately 82% of TRH's non-AIG Group business was written through brokers and the balance was written directly. Also in 2004, companies controlled by Aon and Marsh, TRH's largest brokerage sources of non-AIG Group business, accounted for 17% and 14%, respectively, of TRH's consolidated revenues. In addition, Aon and Marsh accounted for 17% and 13%, respectively, of gross premiums written in 2004. TRH's largest 10 brokers accounted for non-AIG Group business aggregating approximately 53% of gross premiums written. Brokerage fees generally are paid by reinsurers. TRH believes that its emphasis on seeking the lead position in non-AIG Group reinsurance treaties in which it participates is beneficial in obtaining business. Brokers do not have the authority to bind TRH with respect to reinsurance agreements, nor does TRH commit in advance to accept any portion of the business that brokers submit to it.

Effective January 1, 1995, TRC and Putnam entered into a quota share reinsurance agreement whereby TRC ceded 5% of its total reinsurance liabilities, net of retrocessions, to Putnam. Thereafter, TRC cedes 5% of its assumed reinsurance, net of other retrocessions, to Putnam pursuant to this quota share reinsurance agreement. Presently all of Putnam's business is assumed from TRC pursuant to this quota share reinsurance agreement. This agreement was entered into for operational reasons and had no impact on TRH's financial position or results of operations.

Claims

Claims are managed by TRH's professional claims staff whose responsibilities include the review of initial loss reports, creation of claim files, determination of whether further investigation is required, establishment and adjustment of case reserves and payment of claims. In addition to claims assessment, processing and payment, the claims staff conducts comprehensive claims audits of both specific claims and overall claims procedures at the offices of selected ceding companies, which TRH believes benefit all parties to the reinsurance arrangement. Claims audits are conducted in the ordinary course of business. In certain instances, a claims audit may be performed prior to assuming reinsurance business.

Reserves for Unpaid Losses and Loss Adjustment Expenses

Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer, and the ceding company's payment of that loss and subsequent payments to the ceding company by the reinsurer. To recognize liabilities for unpaid losses and LAE, insurers and reinsurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred on or before the balance sheet date, including events which have not been reported to the ceding company.

Upon receipt of a notice of claim from the ceding company, TRH establishes its own case reserve for the estimated amount of the ultimate settlement, if any. Case reserves usually are based upon the amount of reserves recommended by the ceding company and may be supplemented by additional amounts as deemed necessary. In certain instances, TRH establishes case reserves even when the ceding company does not report any liability to the reinsurer.

TRH also establishes reserves to provide for the estimated expenses of settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process (*i.e.*, LAE), and the losses and loss adjustment expenses IBNR. TRH calculates LAE and IBNR reserves by using generally accepted actuarial reserving techniques to project the ultimate liability for losses and loss adjustment expenses. Such reserves are periodically revised by TRH to adjust for changes in the expected loss development pattern over time. TRH has an in-house actuarial staff which periodically reviews its loss reserves, and therefore does not retain any outside actuarial firm to review its loss reserves on an ongoing basis.

Losses and loss adjustment expenses, net of related reinsurance recoverable, are charged to income as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of case reserves and IBNR. Provisions for inflation and social inflation (*e.g.*, awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) are implicitly considered in the overall reserve setting process as an element of the numerous judgments which are made as to expected trends in average claim severity. Legislative changes may also affect TRH's liabilities, and evaluation of the impact of such changes is made in the reserve setting process.

The methods of determining estimates for reported and unreported losses and establishing resulting reserves and related reinsurance recoverable are continually reviewed and updated, and adjustments resulting therefrom are reflected in income currently. The process relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis for predicting future events. However, estimation of loss reserves is a difficult process, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer term nature of most reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for classes such as medical malpractice and D&O, which can exhibit greater volatility over time than most other classes due to their low frequency, high severity nature, and loss cost trends that are more difficult to predict.

Included in TRH's reserves are amounts related to environmental impairment and asbestos-related illnesses. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1985 and underwritten specifically as environmental or asbestos-related coverages rather than as standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. Significant uncertainty exists as to the ultimate settlement of these liabilities since, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages. Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these become apparent, it usually becomes necessary to refine and adjust the reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates which are reflected in TRH's consolidated financial statements, and such differences may have a material effect on net income. (See "Management's Discussion and Analysis of Financial Condition.")

The "Analysis of Consolidated Net Loss and Loss Adjustment Expense Reserve Development" which follows presents the development of unpaid losses and loss adjustment expenses, net of related reinsurance recoverable, for calendar years 1994 through 2004. The upper half of the table shows the cumulative amounts paid during successive years related to the opening reserve. For example, with respect to the net loss and loss adjustment expense reserve of $1,985.8 million as of December 31, 1995, by the end of 2004 (nine years later) $1,549.5 million had actually been paid in settlement of those loss reserves. In addition, as reflected in the lower section of the table, the original loss reserve of $1,985.8 million was reestimated to be $1,771.4 million at December 31, 2004. This change from the original estimate would normally result from a combination of a number of factors, including losses being settled for different amounts than originally estimated. The original estimates will also be increased or decreased as more information becomes known about the individual claims and overall claim frequency and severity patterns. The net deficiency or redundancy depicted in the table, for any particular calendar year, shows the aggregate change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. For example, the net redundancy of $233.8 million at December 31, 2004 related to December 31, 1996 loss reserves of $2,383.5 million, represents the cumulative amount by which loss reserves as of year end 1996 have developed favorably from 1997 through 2004.

Each amount other than the original reserves in the following table includes the effects of all changes in amounts for prior periods. For example, if a loss settled in 1997 for $150,000 was first reserved in 1994 at $100,000 and remained unchanged until settlement, the $50,000 deficiency (actual loss minus original estimate) would be included in the cumulative net redundancy (deficiency) in each of the years in the period 1994 through 1996 shown in the following table. Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future development based on this table.

ANALYSIS OF CONSOLIDATED NET LOSS AND LOSS ADJUSTMENT EXPENSE RESERVE DEVELOPMENT(1)(2)(3)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
						(in thousands)					
Net unpaid losses and loss adjustment expenses, as of December 31:(4)	$1,727,380	$1,985,786	$2,383,528	$2,522,728	$2,656,103	$2,762,162	$ 2,614,917	$ 2,908,887	$3,257,906	$3,956,420	$4,980,609
Paid (cumulative) as of:											
One year later	338,947	396,647	549,635	543,539	702,603	953,708	892,752	1,033,574	1,057,314	1,090,058	
Two years later	594,508	685,485	850,260	1,003,059	1,224,593	1,570,329	1,573,227	1,759,047	1,806,388		
Three years later	797,841	855,809	1,165,437	1,339,141	1,620,068	2,050,795	2,071,480	2,332,901			
Four years later	899,232	1,058,296	1,383,421	1,604,714	1,982,347	2,408,700	2,499,596				
Five years later	1,033,595	1,194,900	1,557,832	1,835,665	2,213,639	2,722,971					
Six years later	1,128,240	1,314,354	1,711,075	1,972,791	2,417,530						
Seven years later	1,215,442	1,419,415	1,800,510	2,079,993							
Eight years later	1,296,580	1,496,704	1,866,382								
Nine years later	1,362,571	1,549,543									
Ten years later	1,411,028										
Net liability reestimated as of:(4)											
End of year	1,727,380	1,985,786	2,383,528	2,522,728	2,656,103	2,762,162	2,614,917	2,908,887	3,257,906	3,956,420	4,980,609
One years later	1,723,926	1,978,062	2,368,965	2,463,239	2,588,626	2,776,519	2,650,589	3,248,013	3,580,493	4,273,802	
Two years later	1,729,924	1,961,041	2,289,951	2,369,885	2,496,422	2,802,612	3,088,303	3,561,876	4,112,290		
Three years later	1,718,844	1,885,897	2,171,127	2,265,351	2,508,278	3,158,790	3,392,021	4,176,419			
Four years later	1,657,393	1,784,560	2,081,811	2,235,533	2,764,144	3,379,226	3,872,054				
Five years later	1,580,256	1,725,009	2,018,452	2,342,492	2,886,020	3,725,975					
Six years later	1,538,160	1,671,620	2,074,034	2,396,192	3,073,754						
Seven years later	1,500,219	1,699,810	2,106,508	2,483,736							
Eight years later	1,523,643	1,735,987	2,149,775								
Nine years later	1,560,903	1,771,370									
Ten years later	1,592,265										
Net redundancy (deficiency) as of December 31, 2004	$ 135,115	$ 214,416	$ 233,753	$ 38,992	$ (417,651)	$ (963,813)	$(1,257,137)	$(1,267,532)	$ (854,384)	$ (317,382)	

(1) This table excludes data related to TRZ, a non-U.S. subsidiary acquired in the third quarter of 1996, for 1995 and 1994, as such data is not available.

(2) This table is on a calendar year basis and does not present accident or underwriting year data.

(3) Data have been affected by transactions between TRH and the AIG Group. (See "—Relationship with the AIG Group".)

(4) Represents gross liability for unpaid losses and loss adjustment expenses net of related reinsurance recoverable.

ANALYSIS OF NET UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES AND NET REESTIMATED LIABILITY(1)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
						(in thousands)					
End of year:											
Gross liability	$2,167,316	$2,388,155	$2,733,055	$2,918,782	$3,116,038	$ 3,304,931	$ 3,077,162	$ 3,747,583	$4,032,584	$4,805,498	$5,941,464
Related reinsurance recoverable	439,936	402,369	349,527	396,054	459,935	542,769	462,245	838,696	774,678	849,078	960,855
Net liability	$1,727,380	$1,985,786	$2,383,528	$2,522,728	$2,656,103	$ 2,762,162	$ 2,614,917	$ 2,908,887	$3,257,906	$3,956,420	$4,980,609
One year later:											
Gross reestimated liability	$2,138,947	$2,326,770	$2,755,288	$2,864,610	$3,083,643	$ 3,369,520	$ 3,126,518	$ 4,136,126	$4,465,908	$5,117,490	
Reestimated related reinsurance recoverable	415,021	348,708	386,323	401,371	495,017	593,001	475,929	888,113	885,415	843,688	
Net reestimated liability	$1,723,926	$1,978,062	$2,368,965	$2,463,239	$2,588,626	$ 2,776,519	$ 2,650,589	$ 3,248,013	$3,580,493	$4,273,802	
Two years later:											
Gross reestimated liability	$2,091,724	$2,340,639	$2,664,858	$2,776,598	$3,033,092	$ 3,426,471	$ 3,565,853	$ 4,556,676	$5,003,598		
Reestimated related reinsurance recoverable	361,800	379,598	374,907	406,713	536,670	623,859	477,550	994,800	891,308		
Net reestimated liability	$1,729,924	$1,961,041	$2,289,951	$2,369,885	$2,496,422	$ 2,802,612	$ 3,088,303	$ 3,561,876	$4,112,290		
Three years later:											
Gross reestimated liability	$2,110,823	$2,246,095	$2,568,103	$2,701,351	$3,039,473	$ 3,788,866	$ 3,970,012	$ 5,188,506			
Reestimated related reinsurance recoverable	391,979	360,198	396,976	436,000	531,195	630,076	577,991	1,012,087			
Net reestimated liability	$1,718,844	$1,885,897	$2,171,127	$2,265,351	$2,508,278	$ 3,158,790	$ 3,392,021	$ 4,176,419			
Four years later:											
Gross reestimated liability	$2,034,135	$2,166,178	$2,497,563	$2,649,925	$3,298,599	$ 4,098,524	$ 4,492,711				
Reestimated related reinsurance recoverable	376,742	381,618	415,752	414,392	534,455	719,298	620,657				
Net reestimated liability	$1,657,393	$1,784,560	$2,081,811	$2,235,533	$2,764,144	$ 3,379,226	$ 3,872,054				
Five years later:											
Gross reestimated liability	$1,978,270	$2,120,568	$2,418,533	$2,762,480	$3,502,673	$ 4,479,946					
Reestimated related reinsurance recoverable	398,014	395,559	400,081	419,988	616,653	753,971					
Net reestimated liability	$1,580,256	$1,725,009	$2,018,452	$2,342,492	$2,886,020	$ 3,725,975					
Six years later:											
Gross reestimated liability	$1,946,734	$2,056,681	$2,482,084	$2,887,038	$3,713,151						
Reestimated related reinsurance recoverable	408,574	385,061	408,050	490,846	639,397						
Net reestimated liability	$1,538,160	$1,671,620	$2,074,034	$2,396,192	$3,073,754						
Seven years later:											
Gross reestimated liability	$1,899,899	$2,100,259	$2,560,633	$2,997,036							
Reestimated related reinsurance recoverable	399,680	400,449	454,125	513,300							
Net reestimated liability	$1,500,219	$1,699,810	$2,106,508	$2,483,736							
Eight years later:											
Gross reestimated liability	$1,936,765	$2,162,015	$2,627,505								
Reestimated related reinsurance recoverable	413,122	426,028	477,730								
Net reestimated liability	$1,523,643	$1,735,987	$2,149,775								
Nine years later:											
Gross reestimated liability	$1,993,454	$2,221,289									
Reestimated related reinsurance recoverable	432,551	449,919									
Net reestimated liability	$1,560,903	$1,771,370									
Ten years later:											
Gross reestimated liability	$2,048,457										
Reestimated related reinsurance recoverable	456,192										
Net reestimated liability	$1,592,265										
Gross redundancy (deficiency) as of December 31, 2004	$ 118,859	$ 166,866	$ 105,550	$ (78,254)	$ (597,113)	$(1,175,015)	$(1,415,549)	$(1,440,923)	$ (971,014)	$ (311,992)	

---

(1) This table excludes data related to TRZ for 1995 and 1994.

The trend depicted in the latest development year in the reestimated net liability portion of the "Analysis of Consolidated Net Loss and Loss Adjustment Expense Reserve Development" table and in the "Analysis of Net Unpaid Losses and Loss Adjustment Expenses and Net Reestimated Liability" table reflects net adverse development. Net adverse development of $317.4 million was recorded in 2004 on losses occurring in prior years. (See "Management's Discussion and Analysis of Financial Condition.")

In general, the deficiencies shown in the table for years 1998 through 2003 developed principally in 2002 through 2004 and resulted largely from losses occurring between 1998 and 2001 in certain casualty lines. Such adverse development involved an unexpected increase in the frequency and severity of large claims reported in late 2002 through 2004, as was common in the industry, related to non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for such volatile classes as medical malpractice and D&O. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.") In addition, the majority of the redundancies shown in the table in years prior to 1998 result from favorable development of reserves in the other liability line for losses occurring from 1986 through 1994, partially offset by continued adverse development of reserves in the other liability line for losses occurring prior to 1984. Adverse development of losses occurring in the early 1980s was common throughout the industry and was caused by a number of industry and external factors which combined to drive loss frequency and severity to unexpectedly high levels.

The length of time needed for reserves to be ultimately paid has generally been decreasing over the past ten years due, in large part, to a shift in the business mix towards lines with shorter loss payment patterns, and the higher incidence (compared to earlier years) of catastrophe losses paid in more recent years.

The following table presents a reconciliation of beginning and ending net unpaid losses and loss adjustment expense reserve balances for the years indicated. For TRH's domestic subsidiaries (TRC and Putnam), there is no difference in reserves for losses and loss adjustment expenses net of reinsurance recoverable on unpaid losses and loss adjustment expenses whether determined in accordance with accounting principles generally accepted in the United States of America or statutory accounting principles.

RECONCILIATION OF RESERVE
FOR NET UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

	2004	2003	2002
		(in thousands)	
Reserve for net unpaid losses and loss adjustment expenses at beginning of year(1)	$3,956,420	$3,257,906	$2,908,887
Net losses and loss adjustment expenses incurred in respect of losses occurring in:			
Current year	2,437,178	1,910,860	1,457,226
Prior years	317,382	322,587	339,126
Total	2,754,560	2,233,447	1,796,352
Net losses and loss adjustment expenses paid in respect of losses occurring in:			
Current year	640,313	477,619	413,759
Prior years	1,090,058	1,057,314	1,033,574
Total	1,730,371	1,534,933	1,447,333
Reserve for net unpaid losses and loss adjustment expenses at end of year(1)	$4,980,609	$3,956,420	$3,257,906

_____

(1) In TRH's balance sheets and in accordance with SFAS No. 113, unpaid losses and loss adjustment expenses are presented before deduction of related reinsurance recoverable.

In 2004 and 2003, each as compared to the immediate prior year, paid losses have been increasing largely as a result of an increase in the amount of business TRH has written over the past several years. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further analysis of incurred and paid loss activity.)

Investment Operations

TRH's investments must comply with the insurance laws of the state of New York, the state of domicile of TRC and Putnam, and of the other states and jurisdictions in which THI and its subsidiaries are regulated. These laws prescribe the kind, quality and concentration of investments which may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate fixed maturities, preferred and common stocks, real estate mortgages and real estate. The Finance Committee of THI's Board of Directors and senior management oversee investments, establish TRH's investment strategy and implement investment decisions with the assistance of certain subsidiaries of AIG, which act as financial advisors and managers of TRH's investment portfolio and, in connection therewith, make the selection of particular investments. Other than as set forth above, there are no guidelines or policies with respect to the specific composition of TRH's overall investment portfolio or the composition of its fixed maturity portfolio by rating or maturity. A significant portion of TRH's domestic investments are in tax-exempt fixed maturities.

TRH's current investment strategy seeks to maximize after-tax income through a high quality diversified taxable fixed maturity and tax-exempt municipal fixed maturity portfolio, while maintaining an adequate level of liquidity. TRH adjusts its mix of taxable and tax-exempt investments, as appropriate, generally as a result of strategic investment and tax planning considerations. Tax-exempt fixed maturities carry lower pre-tax yields than taxable fixed maturities that are comparable in risk and term to maturity due to their tax-advantaged status. (See "Management's Discussion and Analysis of Financial Condition.") The equity portfolio is structured to achieve capital appreciation primarily through investment in quality growth companies. The great majority of other invested assets represent investments in limited partnerships and the remainder, a limited duration bond fund managed by an AIG subsidiary.

TRH engages in securities lending transactions whereby certain securities (*i.e.*, fixed maturities and common stocks available for sale) from its portfolio are loaned to third parties. In these transactions, initial collateral, principally cash, is received by TRH in an amount exceeding the market value of the loaned security. Such funds are held in a pooled account of the lending agent in these transactions (an AIG subsidiary) and are carried as an investment on the balance sheet (at cost, which approximates market value). A liability is recorded in an amount equal to the collateral received to recognize TRH's obligation to return such funds when the related loaned securities are returned. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as such value fluctuates. Fees received net of fees paid related to these transactions are recorded in net investment income.

The following table reflects investment results for TRH for each of the five years in the period ended December 31, 2004.

INVESTMENT RESULTS

Years Ended December 31,	Average Investments(1)	Pre-Tax Net Investment Income(2)	Pre-Tax Effective Yield(3)	Pre-Tax Realized Net Capital Gains (Losses)
		(dollars in thousands)		
2004	$7,566,066	$306,786	4.1%	$22,181
2003	6,211,294	270,972	4.4	9,942
2002	5,278,276	252,026	4.8	(5,951)
2001	4,686,234	240,083	5.1	(240)
2000	4,355,516	234,485	5.4	33,098

(1) Average of the beginning and ending carrying values of investments and cash for the year, excluding non-interest bearing cash. Fixed maturities available for sale, common stocks, nonredeemable preferred stocks and other invested assets are carried at market value. Other fixed maturities are carried at amortized cost and the short-term investment of funds received under securities loan agreements is carried at cost.

(2) After investment expenses, excluding realized net capital gains (losses).

(3) Pre-tax net investment income for the year divided by average investments for the same year.

The following table summarizes the investments of TRH (on the basis of carrying value) as of December 31, 2004:

	Breakdown of Investments December 31, 2004	
	Amount	Percent
	(dollars in thousands)	
Fixed maturities:		
Held to maturity (at amortized cost):		
Domestic and foreign municipal	$1,091,464	13.4%
Available for sale (at market value):		
Corporate	1,512,242	18.6
U.S. Government and government agencies	250,401	3.1
Foreign government	186,722	2.3
Domestic and foreign municipal	3,374,357	41.4
	5,323,722	65.4
Total fixed maturities	6,415,186	78.8
Equities:		
Common stocks	614,252	7.6
Nonredeemable preferred stocks	17,948	0.2
Total equities	632,200	7.8
Other invested assets	178,499	2.2
Short-term investment of funds received under securities loan agreements	875,081	10.7
Short-term investments	42,602	0.5
Total investments	$8,143,568	100.0%

The carrying value of fixed maturities and equities available for sale are subject to significant volatility from changes in their market values. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

As of December 31, 2004, the market value of the total investment portfolio was $8,172.9 million.

The following table indicates the composition of the fixed maturity portfolio of TRH by rating as of December 31, 2004:

Breakdown of Fixed Maturity Portfolio by Rating	Held to Maturity	Available For Sale	Total
Aaa	12.2%	45.6%	57.8%
Aa	3.6	31.4	35.0
A	1.2	5.5	6.7
Baa	—	0.3	0.3
Not rated	—	0.2	0.2
Total	17.0%	83.0%	100.0%

At December 31, 2004, TRH had no real estate or derivative instruments.

In addition, TRH's operations are exposed to market risk which could result in the loss of fair market value resulting from adverse fluctuations in interest rates, equity prices and foreign currency exchange rates. TRH has performed VaR analyses to estimate the maximum potential loss of fair value that could occur over a period of one month at a confidence level of 95%. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

Competition

The reinsurance business is a mature, highly competitive industry in virtually all lines of business. After many years of deteriorating prices and contract terms, rate increases were achieved in many lines in late 2000, and this trend continued in 2001 at a much greater pace following the September 11, 2001 terrorist attack.

Market conditions for reinsurers generally continued to improve throughout 2002 and 2003 as rates increased and terms and conditions generally became more restrictive. Attracted by the improved market conditions, additional capital entered the market starting in late 2001 through the formation of new companies, principally in Bermuda, and the addition of capital to certain existing companies. The newer reinsurance capacity spurred additional competition, most significantly in shorter tail, catastrophe related lines, both domestically and internationally.

In 2004, property lines experienced meaningful rate decreases on both primary and reinsurance contracts, but remained generally favorable with respect to catastrophe business. Despite the prevalence of modest rate reductions on primary business, casualty rates generally remained firm on the treaty reinsurance side. Rates, terms and conditions were generally stronger for longer tail casualty lines due, in part, to elevated industry-wide loss activity in recent years (that also materially affected TRH) experienced in certain of those lines related principally to losses occurring in 1997 through 2001. Overall, market conditions in the reinsurance sector for 2004 generally remained favorable for most classes. (See "Management's Discussion and Analysis of Financial Condition.")

The impact of market improvements in recent years and the generally favorable market conditions in 2004 do not necessarily translate into ultimate pricing adequacy. In addition, there is no guarantee that these conditions will remain in effect as TRH cannot predict, with any reasonable certainty, future market conditions.

TRH faces competition from new market entrants and from market participants that devote increasing amounts of capital to the types of business written by TRH. Over the past few years, generally increased market capacity, domestic and international merger and acquisition activity, and Lloyd's of London, which has strengthened its capital base, have added to competitive pressures. As a result of Hurricane Katrina, the insurance industry's largest natural catastrophe loss, and two subsequent substantial hurricanes, existing insurers and reinsurers have been raising new capital and significant investments are being made in new insurance and reinsurance companies in Bermuda. The ultimate impact on the market of these events is uncertain.

Competition in the types of reinsurance in which TRH is engaged is based on many factors, including the perceived overall financial strength of the reinsurer, A.M. Best, S&P and Moody's ratings, the states or other jurisdictions where the reinsurer is licensed, accredited, authorized or can serve as a reinsurer, premiums charged, other terms and conditions of the reinsurance offered, services offered, speed of claims payment and reputation and experience in the lines of business underwritten.

While TRC and Putnam, on a combined basis, would, on the basis of statutory net premiums written for the nine months ended September 30, 2005 and the year ended December 31, 2004, rank as the largest and second largest, respectively, domestic reinsurer based on the RAA's surveys for those periods, they are a less significant reinsurer in international reinsurance markets. TRH's competitors include independent reinsurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain primary insurance companies and domestic and European underwriting syndicates. Many of these competitors have been operating for substantially longer than TRH and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. Although most reinsurance companies operate in the broker market, most of TRH's largest competitors also work directly with ceding companies, competing with brokers. According to the RAA, there were 26 domestic reinsurers for which results were reported in their quarterly survey as of December 31, 2004.

Employees

At December 31, 2004, TRH had approximately 465 employees. Approximately 220 employees were located in the New York headquarters; 45 employees were located in Chicago and Miami (serving Latin America and the Caribbean) and 200 employees were located in other international offices.

Regulation

The rates and contract terms of reinsurance agreements are generally not subject to regulation by any governmental authority. This contrasts with primary insurance agreements, the rates and policy terms of which are generally closely regulated by state insurance departments. As a practical matter, however, the rates charged by primary insurers and the policy terms of primary insurance agreements may affect the rates charged and the policy terms associated with reinsurance agreements.

THI, TRC, TRZ and Putnam are subject to the insurance statutes, including insurance holding company statutes, of various states and jurisdictions. The insurance holding company laws and regulations vary from jurisdiction to jurisdiction, but generally require domestic insurance holding companies and insurers and reinsurers that are subsidiaries of insurance holding companies to register with the applicable state regulatory authority and to file with that authority certain reports which provide information concerning their capital structure, ownership, financial condition and general business operations.

Such holding company laws generally also require prior regulatory agency approval of changes in direct or indirect control of an insurer or reinsurer and of certain material intercorporate transfers of assets within the holding company structure. The New York Insurance Law provides that no corporation or other person, except an authorized insurer, may acquire direct control of TRC or Putnam, or acquire control of THI and thus indirect control of TRC and Putnam, unless such corporation or person has obtained the prior approval of the New York Insurance Department for such acquisition. For the purposes of the New York Insurance Law, any investor acquiring ten percent or more of the Common Stock of THI would be presumed to be acquiring "control" of THI and its subsidiaries, unless the New York Insurance Department determines upon application that such investor would not control THI. An investor who would be deemed to be acquiring control of THI would be required to obtain the approval of the New York Insurance Department prior to such acquisition. In addition, such investor would become subject to various ongoing reporting requirements in New York and in certain other states.

TRC, TRZ and Putnam, in common with other reinsurers, are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Within the United States, the method of such regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance official. The regulation and supervision relate primarily to the standards of solvency that must be met and maintained, including risk-based capital measurements, the licensing of reinsurance, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single contract, deposits of securities for the benefit of ceding companies, methods of accounting, periodic audits of the affairs and financial reports of insurance companies, the form and content of reports of financial condition required to be filed, and reserves for unearned premiums, losses and other purposes. As required by the state of New York, TRC and Putnam adopted the Codification of Statutory Accounting Principles as of January 1, 2001 as primary guidance on statutory accounting. In general, such regulation is for the protection of the ceding companies and, ultimately, their policyholders rather than security holders.

RBC is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Thus, inadequately capitalized insurance companies may be identified. The RBC formula develops a risk adjusted target level of statutory surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to items deemed to have more risk by the National Association of Insurance Commissioners and lower factors are applied to items that are deemed to have less risk. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations. The RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to placing the insurer under regulatory control. At December 31, 2004, the statutory surpluses of TRC and Putnam each significantly exceeded the level of surplus required under RBC requirements for regulatory attention.

Through the "credit for reinsurance" mechanism, TRC and Putnam are indirectly subject to the effects of regulatory requirements imposed by jurisdictions in which TRC's and Putnam's ceding companies are licensed. In general, an insurer which obtains reinsurance from a reinsurer that is licensed, accredited or authorized by the state in which the insurer files statutory financial statements is permitted to take a credit on its statutory financial statements in an aggregate amount equal to the reinsurance recoverable on paid losses and the liabilities for unearned premiums and loss and loss adjustment expense reserves ceded to the reinsurer, subject to certain limitations where amounts of reinsurance recoverable on paid losses are more than 90 days overdue. Certain states impose additional requirements that make it difficult to become so authorized, and certain states do not allow credit for reinsurance ceded to reinsurers that are not licensed or accredited in that state without additional provision for security.

In addition to licensing requirements, TRH's international operations are also regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment, and are subject to local economic, political and social conditions. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon TRH vary from country to country and cannot easily be predicted. In addition, TRH's results of operations and net unrealized currency translation gain or loss (a component of accumulated other comprehensive income) are subject to volatility as the value of the foreign currencies fluctuate relative to the U.S. dollar. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets.

Relationship with the AIG Group

AIG

AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations. Other significant activities include financial services, and retirement services and asset management. AIG subsidiaries, other than TRH, collectively, are among the largest purchasers of reinsurance in the insurance industry based on premiums ceded.

Control of the Company

As of September 30, 2005 AIG beneficially owned approximately 60% of THI's outstanding shares of common stock. Three of THI's eight current directors are executive officers of AIG: Martin J. Sullivan is a director and President and Chief Executive Officer of AIG, Steven J. Bensinger is Executive Vice President and Chief Financial Officer of AIG and Thomas R. Tizzio is Senior Vice Chairman-General Insurance of AIG.

AIG Group Reinsurance

AIG offers TRH the opportunity to participate in a significant amount of property and casualty reinsurance purchased by subsidiaries of AIG. TRH either accepts or rejects such reinsurance offered based upon TRH's assessment of risk selection, pricing, terms and conditions. Except where insurance business written by AIG subsidiaries is, by prearrangement with TRH, almost entirely reinsured by TRH, TRH has generally not set terms and conditions as lead underwriter with respect to the treaty reinsurance purchased by other subsidiaries of AIG; however, TRH may in the future set terms and conditions with respect to such business as lead underwriter and intends that the terms and conditions of any such reinsurance will be negotiated on an arm's length basis. The operating management of TRH is not employed by the AIG Group, and the Underwriting Committee of the Board of Directors of THI, which includes certain of our directors who are not employees of the AIG Group, monitor TRH's underwriting policies.

Approximately $639 million (15%), $633 million (17%) and $395 million (13%) of gross premiums written by TRH in the years 2004, 2003 and 2002, respectively, were attributable to reinsurance purchased by subsidiaries of AIG, for the production of which TRH paid ceding commissions totaling approximately $122 million, $167 million and $88 million, respectively, in such years. (The amounts discussed in the preceding sentence include transactions with C.V. Starr & Co., Inc. ("Starr") as described in "—Transactions with Starr.") The great majority of such gross premiums written were recorded in the auto liability, property, other liability, ocean marine and aviation and, for 2004 only, medical malpractice lines. Of the premiums assumed from subsidiaries of AIG, $306 million, $294 million and $162 million in 2004, 2003 and 2002, respectively, represent premiums resulting from certain insurance business written by AIG subsidiaries that, by prearrangement with TRH, is almost entirely reinsured by TRH, for the production of which TRH paid ceding commissions to such AIG subsidiaries totaling approximately $40 million, $83 million and $31 million, respectively, in such years. TRH has no goal with respect to the proportion of AIG subsidiary versus non-AIG subsidiary business it accepts. TRH's objective in determining its business mix is to evaluate each underwriting opportunity individually with a view to maximizing overall underwriting results.

TRH retroceded gross premiums written to subsidiaries of AIG in the years 2004, 2003 and 2002 of approximately $153 million, $87 million and $91 million, respectively, and received ceding commissions of approximately $16 million, $10 million and $10 million, respectively, for the production of such business in such years.

Transactions with Starr

Starr owned approximately 1.8% of AIG's outstanding common stock at January 31, 2005, 2004 and 2003. As of such dates, certain directors of TRH, were also stockholders, executive officers or directors of Starr.

Certain of Starr's subsidiaries operate as insurance agencies or brokers for insurance subsidiaries of AIG and, in such capacity, produce reinsurance business for TRH. TRH paid commissions to Starr subsidiaries of $12 million, $8 million and $4 million in 2004, 2003 and 2002, respectively, for such reinsurance purchased by subsidiaries of AIG totaling $56 million, $43 million and $30 million, respectively, in such years. From these commissions, Starr is required to pay its operating and acquisition expenses.

SUPPLEMENTAL DESCRIPTION OF SECURITIES

General

The notes will be issued under an indenture, dated as of December 14, 2005, between us and The Bank of New York, as trustee, as supplemented by the First Supplemental Indenture dated December 14, 2005. We refer to the indenture and the First Supplemental Indenture collectively as the indenture. The following summary of certain provisions of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to all of the provisions of the notes and the indenture, including the definitions of terms therein. Upon request, you may obtain a copy of the indenture from us.

The notes will be issued in fully registered form in denominations of $100,000 and multiples of $1,000 in excess thereof. The notes will be represented by global notes registered in the name of The Depository Trust Company, or DTC.

The notes will be our unsecured senior obligations and will rank equally with all of our other existing and future unsecured and unsubordinated senior indebtedness. In addition, the notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of September 30, 2005, after giving effect to this offering and the use of the proceeds therefrom, we would have had $750,000,000 of senior unsecured and unsubordinated debt outstanding and no secured debt. As an insurance holding company, our ability to meet debt service obligations, including that of the notes, depends primarily on the receipt of sufficient funds from our primary operating subsidiaries. Our operating subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amount pursuant to the notes or to make any funds available therefore, whether as dividends, loans or other payments to us. In addition, since many of our operating subsidiaries are insurance companies, their ability to pay dividends to us is subject to regulatory limitations. The notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. See "Risk Factors—Risks Relating to the Notes— Investors in the notes face additional risks because THI is a holding company".

It is expected that on the issue date, Standard & Poor's Ratings Group will rate the notes "A–" and Moody's Investor Service will rate the notes "A2". A security rating is not a recommendation to buy, sell or hold securities inasmuch as ratings do not comment as to market price, fair market value or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. We are under no obligation to update such ratings as they change over time.

Principal, Maturity and Interest

The notes will be issued in an aggregate principal amount of $750,000,000. We may, without the consent of the holders of the notes, increase the principal amount of such notes in the future on the same terms and conditions (except that the issue price and issue date may vary) and with the same CUSIP numbers, ISIN and common code as the notes.

The notes will bear interest at 5.75% per annum and will mature on December 14, 2015. Interest on the notes will be payable semiannually in arrears on June 14 and December 14 of each year, commencing on June 14, 2006, to holders of record on the immediately preceding June 1 and December 1. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. On the maturity date of the notes, holders will be entitled to receive 100% of the principal amount of the notes plus accrued and unpaid interest, if any. The notes do not provide for any sinking fund.

If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date or earlier redemption date, as the case may be. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity or earlier redemption date, as the case may be.

For so long as the notes are issued in book-entry form, payments of principal and interest will be made in immediately available funds by wire transfer to DTC or its nominee. We may issue definitive notes in the limited circumstances set forth in "—Form, Denomination and Registration" below.

Optional Redemption

We will have the right to redeem each series of the notes, in whole or in part, at any time, at a redemption price equal to the greater of

- 100% of the principal amount of the applicable notes; or

- as determined by the quotation agent the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 25 basis points;

together, in each case, with accrued interest thereon to the date of redemption.

The definitions of certain terms used above are set forth below.

"Adjusted treasury rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue (as defined below), assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price (as defined below) for such redemption date.

"Comparable treasury issue" means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"Comparable treasury price" means, with respect to any redemption date, the average of the reference treasury dealer quotations (as defined below) for such redemption date.

"Quotation agent" means the reference treasury dealer (as defined below) chosen by us to act as quotation agent.

"Reference treasury dealer" means

- each of Banc of America Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated or its respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "primary treasury dealer"), we will substitute therefore another primary treasury dealer; and

- any other primary treasury dealer selected by the quotation agent after consultation with us.

"Reference treasury dealer quotations" means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 5:00 p.m. on the third business day preceding such redemption date.

If less than all of a series of notes is to be redeemed at any time, selection of notes for redemption will be made by the trustee on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

We will give to DTC a notice of redemption at least 30 but not more than 60 days before the redemption date. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Mergers and Similar Events

We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell or lease substantially all of our assets to another firm, or to buy or lease substantially all of the assets of another firm. However, we may not take any of these actions unless all the following conditions are met:

- When we merge out of existence or sell or lease substantially all of our assets, the other firm may not be organized under a foreign country's laws, that is, it must be a corporation, partnership or trust organized and validly existing under the laws of a state of the United States or the District of Columbia or under federal law, and it must agree to be legally responsible for the notes.

- The merger, sale of assets or other transaction must not cause a default on the notes, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default that has occurred and not been cured. A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

- It is also possible that the merger, sale of assets or other transaction would cause some of the voting stock of our designated subsidiaries to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that voting stock over the holders of the notes if they are not paid back. We and our designated subsidiaries have promised to limit these preferential rights on the voting stock of our designated subsidiaries, called liens, as discussed below under "Restrictive Covenants—Restriction on Liens." If a merger or other transaction would create any liens on the voting stock of our designated subsidiaries, we and our designated subsidiaries must comply with that restrictive covenant. We and our designated subsidiaries would do this by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the voting stock of our designated subsidiaries to the holders of the notes.

If the conditions described above are satisfied with respect to the notes, we will not need to obtain the approval of the holders of the notes in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell our assets substantially as an entirety to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control but in which we do not merge or consolidate and any transaction in which we sell less than substantially all of our assets.

Modification and Waiver of the Notes

There are three types of changes we can make to the indenture and the notes:

(1) *Changes Requiring Approval of All Holders.* The following modifications would require the consent of the holder of each note affected thereby:

- change the stated maturity of the principal or interest on any note;

- reduce any amounts due on any note;

- reduce the amount of principal payable upon acceleration of the maturity of any note following a default;

- change the currency of payment for any note;

- impair a holder's right to sue for payment;

- reduce the percentage of holders of notes of the series whose consent is needed to modify or amend the indenture;

- reduce the percentage of holders of notes of the series whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

- modify any other aspect of the provisions dealing with modification and waiver of the indenture.

(2) *Changes Requiring a Majority Vote.* The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of notes owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the debt securities. We may also obtain a waiver of a past default from the holders of debt securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described above under "—Changes Requiring Approval of All Holders" unless we obtain the individual consent of each holder to the waiver.

(3) *Changes Not Requiring Approval.* The third type of change does not require any vote by holders of notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the notes.

We may also make changes or obtain waivers that do not adversely affect in any material respect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities.

Details Concerning Voting

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding notes of that series on the record date and must be taken within 90 days following the record date.

Notes will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for holders of the notes money for their payment or redemption. Notes will also not be eligible to vote if they have been fully defeased as described below under "Defeasance—Full Defeasance."

Restrictive Covenants

Restriction on Liens

Some of the voting stock of certain of our designated subsidiaries may be subject to a mortgage or other legal mechanism that gives lenders preferential rights in that voting stock of our designated subsidiaries over the holders of the notes if they are not paid back. These preferential rights are called liens. We promise that neither we nor our designated subsidiaries will become obligated on any new debt for borrowed money that is secured by a lien on any shares of voting stock of any of our designated subsidiaries, unless the holders of the notes (and, if we elect, any other holders of debt issued by us) are granted an equivalent or higher-ranking lien on the same property.

The meanings of certain terms that are important in understanding the restrictive covenant previously described are set forth below:

"Designated subsidiary" means Transatlantic Reinsurance Company, Trans Re Zurich and Putnam Reinsurance Company, and any subsidiary the assets of which, determined as of the last day of the most recent calendar quarter ended at least 30 days prior to the date of determination and in accordance with generally accepted accounting principles as in effect on the last day of that calendar quarter, exceed 20% of our consolidated assets.

"Subsidiary" means a corporation, partnership or trust in which we and/or one or more of our other subsidiaries own at least 50% of the voting stock, which is a kind of stock that ordinarily permits its owners to vote for election of directors.

"Consolidated assets" mean our assets and the assets of our consolidated subsidiaries, to be determined as of the last day of the most recent calendar quarter ended at least 30 days prior to the date of the determination and in accordance with generally accepted accounting principles as in effect on the last day of that calendar quarter.

Except as noted above, the indenture does not restrict our ability to put liens on our interests in subsidiaries other than certain of our designated subsidiaries. In addition, the restriction on liens in the indenture applies only to liens that secure debt for borrowed money. For example, liens imposed by operation of law, such as liens to secure statutory obligations for taxes or workers' compensation benefits, or liens we create to secure obligations to pay legal judgments or surety bonds, would not be covered by this restriction.

Restrictions on Disposition of Stock of Designated Subsidiaries

So long as any notes remain outstanding and except in a transaction otherwise governed by the indenture, we will not, nor will we permit any subsidiary to (other than to us or another designated subsidiary) issue, sell, assign, transfer or otherwise dispose of any voting stock of any designated subsidiary, and will not permit any designated subsidiary to issue (other than to us or another designated subsidiary) any shares (other than director's qualifying shares) of voting stock of any designated subsidiary, if, after giving effect to any such transaction, the designated subsidiary would remain a subsidiary of the Company and we would own, directly or indirectly, less than 80% of the issued and outstanding voting stock of such designated subsidiary; *provided, however*, that the foregoing will not prohibit (1) any issuance, sale, assignment, transfer or other disposition made for at least a fair market value as determined in good faith by our board of directors and (2) any such issuance or disposition of voting stock as is required by any law or any regulation or order of any governmental or insurance regulatory authority.

Notwithstanding the foregoing, (1) we may merge, amalgamate or consolidate any designated subsidiary into or with another direct or indirect subsidiary of ours, the shares of the issued and outstanding voting stock of which we own at least 80%, and (2) we may, subject to the provisions described under "Mergers and Similar Events" above, sell, assign, transfer or otherwise dispose of the entire capital stock of any designated subsidiary at one time for at least a fair market value as determined in good faith by our board of directors.

Defeasance

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the notes, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

- We must deposit in trust for the benefit of all holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their due dates.

- There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing the beneficial owners of the notes to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves.

- We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the notes. You could not look to us for repayment in the unlikely event of any shortfall.

Covenant Defeasance

In covenant defeasance, we will be released from the restrictive covenants under the notes. In that event, you would lose the protection of these restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

- We must deposit in trust for the benefit of all holders of the notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates.

- We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing the beneficial owners to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves.

If we accomplish covenant defeasance in respect of notes, the following provisions of the indenture and the notes would no longer apply:

- Our promise not to create liens on the voting stock of our designated subsidiaries described above under "Restrictive Covenants—Restriction on Liens."

- Our promise not to sell, assign, transfer or otherwise dispose of the voting stock of any of our designated subsidiaries described under "Restrictive Covenants—Restrictions on Disposition of Stock of Designated Subsidiaries."

- The condition regarding the treatment of liens when we merge or engage in similar transactions, as previously described above under "Mergers and Similar Events."

- The events of default relating to breach of covenants and acceleration of maturity, described below under "Events of Default."

If we accomplish covenant defeasance in respect of a series of notes, you can still look to us for repayment of the notes of that series if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as a bankruptcy) and the notes become immediately due and payable, there may be such a shortfall.

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection. The term "Event of Default" means, in respect of the notes, any of the following:

- We do not pay the principal or any premium on any note on its due date.

- We do not pay interest on any note within 30 days of its due date.

- We remain in breach of any of the covenants, agreements or any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the notes.

- If an event of default occurs with respect to a different series of debt securities issued under the indenture and our obligation to repay such other series of debt securities is accelerated, and this repayment obligation remains accelerated for 30 days after we receive a notice of default by the trustee or holders of 10% of the principal amount of the debt securities of that series.

- We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur with respect to us.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an event of default has occurred and has not been cured with respect to the notes, the trustee or the holders of at least 25% in principal amount of the notes may declare the entire principal amount of all the notes to be due and immediately payable. This is called a declaration of acceleration of maturity. However, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the notes.

Except in cases of default, where the trustee has the special duties described above, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability called an indemnity. If reasonable indemnity satisfactory to the trustee is provided, the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the notes.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes the following must occur:

- the registered holder of your note must give the trustee written notice that an event of default has occurred and remains uncured;

- the holders of 25% in principal amount of all outstanding notes must make a written request that the trustee take action because of the default, and must offer reasonable indemnity satisfactory to the trustee against the cost and other liabilities of taking that action; and

- the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your note on or after its due date.

We will give to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the notes, or else specifying any default.

Concerning the Trustee

The Bank of New York from time to time provides normal banking services to us and our subsidiaries.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination and Registration

The notes will be evidenced by global notes, which will be deposited on behalf of DTC and registered in the name of Cede & Co., which we refer to as Cede, as DTC's nominee. Except as set forth below, the record ownership of the global notes may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee.

Investors may elect to hold interests in the global notes through either the Depositary (in the United States) or through Clearstream Banking, société anonyme, Luxembourg ("Clearstream") or Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving beneficial interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositaries for Clearstream or Euroclear.

Because of time zone differences, the securities account of a Euroclear participant or Clearstream participant purchasing a beneficial interest in a global note from a participant will be credited during the securities settlement processing day immediately following the DTC settlement date and such credit of any transactions in beneficial interests in such global note settled during such processing will be reported to the relevant Euroclear participant or Clearstream participant on that business day. Cash received in Euroclear or Clearstream as a result of sales of beneficial interests in a global note by or through a Euroclear participant or Clearstream participant to a participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

The trustee (or any registrar or paying agent) will not have any responsibility for the performance by DTC, Euroclear or Clearstream or any of the participants, indirect participants, Clearstream participants or Euroclear participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants whose accounts are credited with DTC interests in a global note.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book-entry charges to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of those participants (or other representatives), together with other entities, own DTC. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note is in turn to be recorded on the participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

The deposit of notes with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Principal and interest payments on the notes will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility, disbursement of those payments to participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of participants and indirect participants. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us.

Notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

- DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days;

- we determine not to require all of the notes of a series to be represented by a global note and notify the trustee of our decision; or

- an Event of Default has occurred with respect to the notes of a series and has not been cured.

In any such instance, an owner of a beneficial interest in the global notes will be entitled to physical delivery in definitive form of notes represented by the global notes equal in principal amount to that beneficial interest and to have those notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $100,000 and multiples of $1,000 in excess thereof, unless otherwise specified by us. Our definitive notes can be transferred by presentation for registration to the registrar at its New York offices and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the trustee duly executed by the holder or his attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive notes.

UNITED STATES FEDERAL TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences and, in the case of a non-U.S. holder (as defined below), the material United States federal estate tax consequences, of purchasing, owning and disposing of the notes. This summary applies to you only if you are a beneficial owner of a note and you acquire the note in this offering for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

- dealers in securities or currencies;

- traders in securities;

- United States holders (as defined below) whose functional currency is not the United States dollar;

- persons holding notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

- persons subject to the alternative minimum tax;

- certain United States expatriates;

- financial institutions;

- insurance companies;

- controlled foreign corporations, passive foreign investment companies and regulated investment companies and stockholders of such corporations;

- entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

- pass-through entities, including partnerships and entities and arrangements classified as partnerships for United States federal tax purposes, and beneficial owners of pass-through entities; and

- persons that acquire the notes for a price other than their issue price.

If you are a partnership (or an entity or arrangement classified as a partnership for United States federal tax purposes) holding notes or a partner in such a partnership, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and you should consult your own tax advisor regarding the United States federal income and estate tax consequences of purchasing, owning and disposing of the notes.

This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this prospectus supplement. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

A "United States holder" is a beneficial owner of a note or notes that is for United States federal income tax purposes:

- an individual citizen or resident of the United States;

- a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

- an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

- a trust, if (1) a United States court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a "United States person."

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

- if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

- if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Sale or Other Disposition of Notes

Upon the sale, redemption, exchange or other taxable disposition of the notes, you generally will recognize taxable gain or loss equal to the difference, if any, between:

- the amount realized on the disposition (less any amount attributable to accrued interest, which will be taxable as ordinary interest income in the manner described under "—Payments of Interest" above); and

- your tax basis in the notes.

Your tax basis in your notes generally will be their cost. Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.

Backup Withholding and Information Reporting

In general, "backup withholding" at a rate of 28% (which rate will increase to 31% for taxable years beginning on or after January 1, 2011) may apply:

- to any payments made to you of principal of and interest on your note, and

- to payment of the proceeds of a sale or other disposition of your note,

if you are a non-corporate United States holder and you fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. In addition, such payments to non-corporate United States holders generally will be subject to information reporting requirements.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is timely provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note and you are neither a United States holder (as defined above) nor a partnership (or an entity or arrangement classified as a partnership for United States federal tax purposes) (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways, being present in the United States:

- on at least 31 days in the calendar year, and

- for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

- you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

- you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code);

- you are not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

- such interest is not effectively connected with your conduct of a United States trade or business; and

- you provide a signed written statement, on an Internal Revenue Service Form W-8BEN (or other applicable form) which can reliably be related to you, certifying under penalties of perjury that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

    (A) us or our paying agent; or
    (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

The applicable Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If you cannot satisfy the requirements of the "portfolio interest" exception described above, payments of interest made to you will be subject to 30% United States federal withholding tax unless you provide us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8ECI (or other applicable form) stating that interest paid on your notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States, or (2) Internal Revenue Service Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

United States Federal Income Tax

Except for the possible application of United States federal withholding tax (see "United States Federal Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax" above) and backup withholding tax (see "United States Federal Tax Considerations—Non-U.S. Holders-Backup Withholding and Information Reporting" below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or accrued interest realized from the sale, redemption, retirement at maturity or other disposition of your notes unless:

- in the case of interest payments or disposition proceeds representing accrued interest, you cannot satisfy the requirements of the "portfolio interest" exception described above or claim an exemption under an applicable income tax treaty (and your United States federal income tax liability has not otherwise been fully satisfied through the United States federal withholding tax described above);

- in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes and specific other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, generally will be subject to a flat 30% United States federal income tax, even though you are not considered a resident alien under the Internal Revenue Code); or

- the interest or gain is effectively connected with your conduct of a United States trade or business and, if required by an applicable income tax treaty, is attributable to a United States "permanent establishment" maintained by you.

If you are engaged in a trade or business in the United States and interest or gain in respect of your notes is effectively connected with the conduct of your trade or business (and, if required by an applicable income tax treaty, is attributable to a United States "permanent establishment" maintained by you), the interest or gain generally will be subject to United States federal income tax on a net basis at the regular graduated rates and in the manner applicable to a United States holder (although the interest will be exempt from the withholding tax discussed in the preceding paragraphs if you provide a properly executed Internal Revenue Service Form W-8ECI (or other applicable form) on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under an applicable United States income tax treaty.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes generally will not be subject to the United States federal estate tax, unless, at the time of your death:

- you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

- your interest on the notes is effectively connected with your conduct of a United States trade or business.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "—United States Federal Withholding Tax" above, and provided that neither we nor our paying agent has actual knowledge that you are a United States holder (as described in "—United States Holders" above). However, we or our paying agent may be required to report to the IRS and you payments of interest on the notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax at a rate of up 28% (which rate will increase to 31% for taxable years beginning on or after January 1, 2011). If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

- is a United States person (as defined in the Internal Revenue Code);
- derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;
- is a "controlled foreign corporation" for U.S. federal income tax purposes; or
- is a foreign partnership, if at any time during its tax year:
  - one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or
  - the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which the issuer, the subsidiary or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 regarding transactions directed by independent qualified professional asset managers, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 91-38 regarding bank collective investment funds, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 respecting transactions directed by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. A purchaser of the notes should be aware, however, that even if the conditions specified in one or more of the above-referenced exemptions are met, the scope of the exemptive relief provided by the exemption may not cover all acts which might be construed as prohibited transactions.

Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note (or any interest therein), each purchaser and subsequent transferee of a note (or any interest therein) will be deemed to have represented and warranted that either (i) no portion of the assets used by such person to acquire and hold the notes (or any interest therein) constitute assets of any Plan or (ii) the purchase and holding of the notes (or any interest therein) by such purchaser or transferee will not constitute or result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

UNDERWRITING

We have entered into an underwriting agreement, dated December 7, 2005, with the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the notes set forth opposite the underwriter's name below.

Underwriter	Principal Amount
Banc of America Securities LLC	$150,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	150,000,000
Total	$300,000,000

The underwriters must purchase $300,000,000 aggregate principal amount of the notes if they purchase any of the notes. The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

We are also offering $450,000,000 aggregate principal amount of the notes directly to certain subsidiaries of AIG at the public offering price. To the extent the subsidiaries purchase such notes, each purchasing subsidiary has agreed that it will not, directly or indirectly, dispose of any of the notes purchased in this offering (other than to AIG or to other subsidiaries or affiliates of AIG) for a period of 60 days from the date of this prospectus supplement without the prior consent of the underwriters. The underwriters may release any of the notes subject to this lockup at any time without notice. We have agreed to register the resale of the notes purchased by the AIG subsidiaries and resales of notes by the AIG subsidiaries may adversely affect the market price of the notes. See "Risk Factors—Risks Relating to the Notes—Resale of the notes by AIG subsidiaries may adversely affect the market price of the notes" for a further discussion of the resale rights of the AIG subsidiaries.

The purchase price for the notes will be the initial public offering price set forth on the cover page of this prospectus supplement less an underwriter discount. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.35% per note from their respective initial public offering prices. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.30% per note from their respective public offering prices. If all the notes are not sold at their respective initial public offering prices, the underwriters may change the offering prices and the other selling terms.

The following table shows the underwriting discounts and commissions given to the underwriters in connection with this offering.

	Per Note	Total
Initial public offering price	99.512%	$298,536,000
Underwriting discount	0.550%	$ 1,650,000

We estimate that our expenses in connection with this offering will be approximately $1,455,250.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the underwriters have agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State ("the Relevant Implementation Date"), they will not offer or sell the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c)   to investors with the minimum total consideration per investor of € 50,000; or

(d)   in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer or sell notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has agreed that:

(a)   it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business;

(b)   it will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(c)   it will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

We have agreed in the underwriting agreement, for a period of 60 days after the date of this prospectus supplement, not to offer, sell, contract to sell or otherwise dispose of, any debt securities issued by us without the prior written consent of the underwriters. The underwriters may release us from this lockup at any time without notice.

The notes will constitute a new class of securities with no established trading market. We do not intend to list the notes on any national securities exchange. We cannot assure you that the prices at which the notes will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the notes will develop and continue after this offering. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market-making activities with respect to the notes at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you as to the liquidity of or the trading market for the notes.

In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Certain underwriters may make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation may provide its system as a conduit for communications between each underwriter and its customers and is not a party to any transactions. MarketAxess Corporation will not function as an underwriter or agent of the issuer, nor will MarketAxess Corporation act as a broker for any customer of such underwriters. MarketAxess Corporation, a registered broker-dealer, may receive compensation from each underwriter based on transactions it conducts through the system. Each underwriter may make the notes available to its customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

The underwriters, or their affiliates, have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters, or their affiliates, may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.

VALIDITY OF THE SECURITIES

The validity of the notes offered hereby will be passed on for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedules of TRH as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) as of December 31, 2004, which are included in this prospectus supplement, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which is included in this prospectus supplement, and have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Transatlantic Holdings, Inc. and its subsidiaries (collectively TRH), is responsible for establishing and maintaining adequate internal control over financial reporting. TRH's internal control over financial reporting is a process designed under the supervision of TRH's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of TRH's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of the end of TRH's 2004 fiscal year, management conducted an assessment of the effectiveness of TRH's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that TRH's internal control over financial reporting as of December 31, 2004 is effective.

TRH's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of TRH; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of TRH's assets that could have a material effect on TRH's financial statements.

Management's assessment of the effectiveness of TRH's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein, which expresses unqualified opinions on management's assessment and on the effectiveness of TRH's internal control over financial reporting as of December 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transatlantic Holdings, Inc.:

We have completed an integrated audit of Transatlantic Holdings, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Transatlantic Holdings, Inc. and its Subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PRICEWATERHOUSECOOPERS LLP

New York, New York
March 15, 2005

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2003

	2004	2003
	(in thousands, except share data)	
ASSETS		
Investments and cash:		
Fixed maturities:		
Held to maturity, at amortized cost (market value: 2004—$1,120,789; 2003—$634,768)	$ 1,091,464	$ 622,620
Available for sale, at market value (amortized cost: 2004—$5,130,081; 2003—$4,591,165) (pledged, at market value: 2004—$823,155; 2003—$426,536)	5,323,722	4,780,919
Equities:		
Common stocks available for sale, at market value (cost: 2004—$565,137; 2003—$495,378) (pledged, at market value: 2004—$30,228; 2003—$47,999)	614,252	555,255
Nonredeemable preferred stocks available for sale, at market value (cost: 2004—$18,008; 2003—$29,310)	17,948	29,131
Other invested assets	178,499	183,773
Short-term investment of funds received under securities loan agreements	875,081	485,869
Short-term investments, at cost which approximates market value	42,602	26,711
Cash and cash equivalents	143,435	182,887
Total investments and cash	8,287,003	6,867,165
Accrued investment income	94,671	103,646
Premium balances receivable, net	647,894	408,029
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses:		
Affiliates	272,362	221,686
Other	704,372	648,227
Deferred acquisition costs	203,061	173,612
Prepaid reinsurance premiums	97,532	75,515
Deferred income taxes	236,710	165,670
Other assets	61,687	44,208
Total assets	$10,605,292	$8,707,758
LIABILITIES AND STOCKHOLDERS' EQUITY		
Unpaid losses and loss adjustment expenses	$ 5,941,464	$4,805,498
Unearned premiums	1,057,265	917,355
Payable under securities loan agreements	875,081	485,869
Other liabilities	144,353	122,449
Total liabilities	8,018,163	6,331,171
Preferred Stock, $1.00 par value; shares authorized: 5,000,000	—	—
Common Stock, $1.00 par value; shares authorized: 100,000,000; shares issued: 2004—66,711,866; 2003—53,332,678	66,712	53,333
Additional paid-in capital	191,403	196,645
Accumulated other comprehensive income	95,234	120,770
Retained earnings	2,249,393	2,020,282
Treasury Stock, at cost; 2004—884,100; 2003—864,200 shares of common stock	(15,613)	(14,443)
Total stockholders' equity	2,587,129	2,376,587
Total liabilities and stockholders' equity	$10,605,292	$8,707,758

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in thousands, except per share data)		
Revenues:			
Net premiums written	**$3,749,274**	$3,341,077	$2,500,159
Increase in net unearned premiums	**(88,184)**	(169,851)	(130,707)
Net premiums earned	**3,661,090**	3,171,226	2,369,452
Net investment income	**306,786**	270,972	252,026
Realized net capital gains (losses)	**22,181**	9,942	(5,951)
	3,990,057	3,452,140	2,615,527
Expenses:			
Net losses and loss adjustment expenses	**2,754,560**	2,233,447	1,796,352
Net commissions	**910,325**	804,680	607,539
Other underwriting expenses	**72,496**	65,525	55,040
Increase in deferred acquisition costs	**(29,449)**	(40,645)	(31,821)
Other deductions, net	**5,913**	2,459	97
	3,713,845	3,065,466	2,427,207
Income before income taxes	**276,212**	386,674	188,320
Income taxes (benefits):			
Current	**78,918**	110,254	22,352
Deferred	**(57,290)**	(27,224)	(3,350)
	21,628	83,030	19,002
Net income	**$ 254,584**	$ 303,644	$ 169,318
Net income per common share:			
Basic	**$ 3.87**	$ 4.64	$ 2.59
Diluted	**3.85**	4.60	2.57
Weighted average common shares outstanding:			
Basic	**65,731**	65,508	65,378
Diluted	**66,189**	65,953	65,944

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in thousands, except per share data)		
Common Stock:			
Balance, beginning of year	$ **53,333**	$ 53,225	$ 53,120
Stock split effected as a dividend	**13,152**	—	—
Issued under stock option and purchase plans	**227**	108	105
Balance, end of year	**66,712**	53,333	53,225
Additional paid-in capital:			
Balance, beginning of year	**196,645**	192,141	189,243
Stock split effected as a dividend	**(13,158)**	—	—
Excess of proceeds over par value of common stock issued under stock option and purchase plans	**5,098**	3,464	2,898
Other	**2,818**	1,040	—
Balance, end of year	**191,403**	196,645	192,141
Accumulated other comprehensive income:			
Balance, beginning of year	**120,770**	60,644	27,603
Net change for year	**(39,285)**	92,501	50,552
Income tax effect on net change	**13,749**	(32,375)	(17,511)
Balance, end of year	**95,234**	120,770	60,644
Retained earnings:			
Balance, beginning of year	**2,020,282**	1,739,200	1,590,487
Net income	**254,584**	303,644	169,318
Cash dividends declared (per common share: 2004—$0.39; 2003—$0.34; 2002—$0.32)	**(25,473)**	(22,562)	(20,605)
Balance, end of year	**2,249,393**	2,020,282	1,739,200
Treasury Stock:			
Balance, beginning of year	**(14,443)**	(14,443)	(14,443)
Acquisition of treasury stock	**(1,170)**	—	—
Balance, end of year	**(15,613)**	(14,443)	(14,443)
Total stockholders' equity	**$2,587,129**	$2,376,587	$2,030,767

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 254,584	$ 303,644	$ 169,318
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in unpaid losses and loss adjustment expenses, unearned premiums and prepaid reinsurance premiums	1,251,503	972,647	424,600
Changes in premium and reinsurance balances receivable and payable, net	(381,804)	(168,835)	112,420
Change in deferred acquisition costs	(29,449)	(40,645)	(31,821)
Change in accrued investment income	(28,562)	(35,336)	(17,973)
Realized net capital (gains) losses	(22,181)	(9,942)	5,951
Changes in current and deferred income taxes	(85,558)	16,472	(11,372)
Change in net unrealized currency translation adjustment	(131,586)	(148,892)	(41,345)
Changes in other assets and liabilities, net	58,384	18,851	(13,729)
Other, net	19,580	13,087	1,915
Total adjustments	650,327	617,407	428,646
Net cash provided by operating activities	904,911	921,051	597,964
Cash flows from investing activities:			
Proceeds of fixed maturities available for sale sold	656,095	676,701	1,071,013
Proceeds of fixed maturities available for sale redeemed or matured	367,819	337,296	296,357
Proceeds of equities sold	872,900	610,199	655,436
Purchase of fixed maturities held to maturity	(470,748)	(623,953)	—
Purchase of fixed maturities available for sale	(1,496,533)	(1,310,482)	(1,881,681)
Purchase of equities	(876,074)	(639,294)	(695,699)
Net sale (purchase) of other invested assets	15,678	106,885	(23,948)
Net (purchase) sale of short-term investment of funds received under securities loan agreements	(389,212)	(138,222)	85,111
Net purchase of short-term investments	(15,891)	(8,891)	(10,250)
Change in other liabilities for securities in course of settlement	11,933	(12,285)	(6,989)
Other, net	4,007	3,322	14,693
Net cash used in investing activities	(1,320,026)	(998,724)	(495,957)
Cash flows from financing activities:			
Net funds received (disbursed) under securities loan agreements	389,212	138,222	(85,111)
Dividends to stockholders	(24,723)	(22,012)	(20,505)
Proceeds from common stock issued	5,325	3,572	3,003
Acquisition of treasury stock	(1,170)	—	—
Other, net	(150)	—	(1,739)
Net cash provided by (used in) financing activities	368,494	119,782	(104,352)
Effect of exchange rate changes on cash and cash equivalents	7,169	13,376	5,533
Change in cash and cash equivalents	(39,452)	55,485	3,188
Cash and cash equivalents, beginning of year	182,887	127,402	124,214
Cash and cash equivalents, end of year	$ 143,435	$ 182,887	$ 127,402

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(in thousands)	
Net income	$254,584	$303,644	$169,318
Other comprehensive (loss) income:			
Net unrealized (depreciation) appreciation of investments:			
Net unrealized holding gains	19,925	123,328	11,685
Related income tax effect	(6,974)	(43,165)	(4,090)
Reclassification adjustment for (gains) losses included in net income	(22,181)	(9,942)	5,951
Related income tax effect	7,763	3,480	(2,083)
	(1,467)	73,701	11,463
Net unrealized currency translation (loss) gain	(37,029)	(20,885)	32,916
Related income tax effect	12,960	7,310	(11,338)
	(24,069)	(13,575)	21,578
Other comprehensive (loss) income	(25,536)	60,126	33,041
Comprehensive income	$229,048	$363,770	$202,359

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Transatlantic Holdings, Inc. (the Company) is a holding company, incorporated in the state of Delaware, which owns all of the common stock of Transatlantic Reinsurance Company (TRC). TRC owns all of the common stock of Trans Re Zurich (TRZ) and Putnam Reinsurance Company (Putnam). As of December 31, 2004, 2003 and 2002, American International Group, Inc. (AIG, and collectively, with its subsidiaries, the AIG Group) beneficially owned approximately 60% of the Company's outstanding shares.

Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH), through its operating subsidiaries TRC, TRZ and Putnam, offers reinsurance capacity for a full range of property and casualty products to insurers and reinsurers on a treaty and facultative basis, with an emphasis on specialty classes. Including domestic as well as international risks, TRH's principal lines of business are other liability (including directors' and officers' liability (D&O) and other professional liability (errors and omissions coverages (E&O))), auto liability (including non-standard risks), medical malpractice, ocean marine and aviation, surety and credit and accident and health in the casualty lines, and fire, allied, homeowners multiple peril and auto physical damage in the property lines (which include property catastrophe risks). Casualty lines represented 72.4%, 73.5% and 73.9% of net premiums written in 2004, 2003 and 2002, respectively. The balance represented property lines.

2. Summary of Significant Accounting Policies

(a) ***Basis of Presentation and Principles of Consolidation:*** The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). Certain reclassifications have been made to conform prior years' presentations with 2004.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

(b) ***Investments:*** Fixed maturities are classified as held-to-maturity and carried at amortized cost if TRH has the positive intent and ability to hold each of these securities to maturity. The balance of fixed maturity securities is classified as available-for-sale and carried at market value. As of December 31, 2002, all fixed maturities were classified as available-for-sale and carried at market value. Common and nonredeemable preferred stocks are carried principally at market value. Market values for fixed maturity securities and equities are generally based upon quoted market prices. For certain fixed maturity securities, for which market prices were not readily available, market values were principally estimated using values obtained from independent pricing services. Other invested assets consist of investments in limited partnerships, certain of which (those in which TRH holds a 5% or greater interest) are accounted for under the equity method, and, to a lesser extent, a limited duration bond fund managed by an AIG subsidiary, which are carried primarily at market value. Short-term investments are carried at cost, which approximates market value.

TRH engages in securities lending transactions whereby certain securities (*i.e.,* fixed maturities and common stocks available for sale) from its portfolio are loaned to third parties. In these transactions, initial collateral, principally cash, is received by TRH in an amount exceeding the market value of the loaned security. Such funds are held in a pooled account of the lending agent in these transactions (an AIG subsidiary) and are carried as an investment on the balance sheet (at cost, which approximates market value). A liability is recorded in an amount equal to the collateral received to recognize TRH's obligation to return such funds when the related loaned securities are returned. The market value of the

2. Summary of Significant Accounting Policies (Continued)

loaned securities is monitored on a daily basis with additional collateral obtained or refunded as such value fluctuates. Fees received net of fees paid related to these transactions are recorded in net investment income.

Realized gains or losses on the sale of investments are determined on the basis of specific identification. In addition, where the declines in the market value of securities below cost or amortized cost are considered to be other than temporary, a realized loss is recorded for the difference between cost or amortized cost and estimated market value of such securities. Except where there has been an other than temporary impairment of market value, changes in unrealized appreciation (depreciation) of fixed maturities available for sale, equity investments and certain other invested assets are charged or credited, net of deferred income taxes, directly to accumulated other comprehensive income (see Note 9), a component of stockholders' equity. Changes in the carrying value of other invested assets which are accounted for under the equity method are included as a component of net investment income. Investment income is recorded as earned. Amortization of fixed maturity premium and the accrual of fixed maturity discount are charged or credited, respectively, to net investment income.

(c) *Cash and Cash Equivalents:* Cash and cash equivalents generally include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

(d) *Deferred Acquisition Costs:* Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. Anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts are considered in the evaluation of recoverability of acquisition costs to be deferred. Anticipated investment income is not considered in such evaluation.

(e) *Premium Revenues:* In recent years, premiums from treaty contracts have approximated 95% of net premiums written, while facultative contracts have approximated 5%. For pro rata treaty contracts, premiums written and earned are based on reports received from ceding companies. Generally, for excess-of-loss treaty contracts, premiums are recorded as written based on contract terms. Premiums are earned ratably over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. Premiums written and earned, along with related costs, for which data has not been reported by the ceding companies, are estimated based on historical patterns and other relevant information. These estimates are subject to change when actual data for such items estimated becomes available. In the Consolidated Statements of Operations, premiums written and earned and the change in unearned premiums are presented net of reinsurance ceded.

(f) *Losses and Loss Adjustment Expenses:* Losses and loss adjustment expenses, net of related reinsurance recoverable, are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (IBNR) on the basis of past experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting therefrom are reflected in income currently.

Estimation of loss reserves is a difficult process, especially in view of changes in the legal and tort environment, which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer-

2. Summary of Significant Accounting Policies (Continued)

term nature of most reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for classes such as medical malpractice and D&O. Claims from such classes can exhibit greater volatility over time than most other classes due to their low frequency, high severity nature and loss cost trends that are more difficult to predict.

Unpaid losses and loss adjustment expenses, net of related reinsurance recoverables, include certain amounts for the reinsurance of risks related to environmental impairment and asbestos-related illnesses. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1985. These obligations generally arose from contracts underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried at December 31, 2004 for such claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists in determining the amount of ultimate liability for environment impairment and asbestos-related losses, particularly for those occurring in 1985 and prior. This uncertainty is due to inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages, among other things. Further, there is always the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings.

Additionally, unpaid loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress.

(g) *Deferred Income Taxes:* Deferred income taxes are provided for the expected tax effect of temporary differences between the amounts of assets and liabilities used for financial reporting purposes and the amounts used in tax returns.

(h) *Currency Translation:* Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates. Income and expense accounts are translated at average exchange rates for the year. The resulting net unrealized currency translation gain (loss) for functional currencies is reflected in accumulated other comprehensive income, a component of stockholders' equity.

Transaction gains and losses on assets and liabilities denominated in foreign currencies are reflected in results of operations during the period in which they occur.

(i) *Change in Accounting Principle and Disclosure of Stock-Based Compensation:* Prior to 2003, TRH had accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, as permitted under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123," to provide alternative methods (in addition to the prospective method already provided in

2. Summary of Significant Accounting Policies (Continued)

SFAS No. 123) of transition for a voluntary change to the recognition provisions of SFAS No. 123, as well as to amend certain of its disclosure requirements as reflected in the table below.

On January 1, 2003, TRH adopted the recognition provisions of SFAS No. 123, using the prospective method of transition. That method requires application of such recognition provisions under the fair value method to all stock-based compensation awards granted, modified, or settled on or after the date of adoption of the standard. Accordingly, net income for 2004 and 2003 reflects compensation expenses, primarily related to stock options, for stock-based compensation awards granted in 2003 and thereafter. Such expenses are included in the Statement of Operations as a component of other deductions, net. The impact of adopting the recognition provisions of SFAS No. 123 was not material to net income, financial condition or cash flows in 2004 or 2003. Pursuant to APB No. 25, no stock-based compensation expenses were recognized in 2002. Had compensation cost been charged to earnings in accordance with the fair value based method as prescribed in SFAS No. 123 for all outstanding stock-based compensation awards (occurring both before and after adoption of the recognition provisions of SFAS No. 123), TRH's net income and net income per common share (on a pro forma basis) would have been as follows:

	Years Ended December 31,		
	2004	2003	2002
	(in thousands, except per share data)		
Net income:			
As reported	**$254,584**	$303,644	$169,318
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**2,200**	868	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(4,651)**	(3,968)	(3,134)
Pro forma	**$252,133**	$300,544	$166,184
Net income per common share (split-adjusted):			
As reported:			
Basic	**$ 3.87**	$ 4.64	$ 2.59
Diluted	**3.85**	4.60	2.57
Pro forma:			
Basic	**3.84**	4.59	2.54
Diluted	**3.81**	4.56	2.52

While the pro forma impact of applying the recognition provisions to all award grants are disclosed, the charges to income in 2004 and 2003 resulting from TRH adopting the recognition provisions of SFAS No. 123 may not be indicative of future amounts charged to income, as those charges to income under the prospective method of transition will not reflect costs associated with stock-based compensation issued or granted prior to January 1, 2003.

(j) *Recent Accounting Standards:*

(i) In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS No. 123R). SFAS No. 123R replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value based method of accounting for share based payment transactions with employees. As discussed above, on January 1, 2003, TRH adopted the recognition provisions of SFAS No. 123. SFAS No. 123R requires share based payment transactions with employees to be accounted for using a fair-value based method and broadens the recognition provisions to include share based payments awarded to an employee by related parties or other holders of an economic interest in the reporting entity. SFAS No. 123R will be effective for TRH in the quarter beginning July 1, 2005. TRH is currently assessing the impact of SFAS No. 123R.

2. Summary of Significant Accounting Policies (Continued)

(ii) At the March 2004 meeting, the FASB Emerging Issues Task Force (EITF) reached a consensus with respect to Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." On September 30, 2004, the FASB issued FASB Staff Position No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'" delaying the effective date of this guidance until the FASB has resolved certain implementation issues with respect to this guidance. This delay does not suspend the requirement to recognize other than temporary impairments as required by existing authoritative literature. The disclosure requirements of EITF Issue No. 03-1 for investments accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" were previously adopted by TRH as of December 31, 2003. For all other investments within the scope of EITF Issue No. 03-1, the disclosures are effective for the year ending December 31, 2004. In accordance with EITF Issue No. 03-1, TRH has provided the information required in Note 3(f).

3. Investments

(a) *Statutory Deposits:* Investments, the substantial majority of which are fixed maturities and common stocks available for sale, were deposited with governmental authorities as required by law and amounted to approximately $239 million and $187 million at December 31, 2004 and 2003, respectively.

(b) *Net Investment Income:* An analysis of net investment income of TRH follows:

	Years Ended December 31,		
	2004	2003	2002
		(in thousands)	
Fixed maturities	**$270,837**	$231,656	$210,548
Equities	**25,401**	23,360	21,822
Other	**19,757**	23,023	24,807
Total investment income	**315,995**	278,039	257,177
Investment expenses	**(9,209)**	(7,067)	(5,151)
Net investment income	**$306,786**	$270,972	$252,026

(c) *Investment Gains and Losses:* Realized net capital gains (losses) and the change in net unrealized appreciation (depreciation) of investments are summarized as follows:

	Years Ended December 31,		
	2004	2003	2002
		(in thousands)	
Realized net capital gains (losses):			
Fixed maturities(1)	**$ 3,628**	$ 29,655	$ 63,563
Equities(2)	**25,007**	(19,745)	(69,788)
Other(3)	**(6,454)**	32	274
Totals	**$ 22,181**	$ 9,942	$ (5,951)
Change in net unrealized appreciation (depreciation) of investments:(4)			
Fixed maturities carried at amortized cost	**$ 17,176**	$ 12,148	$ —
Fixed maturities carried at market	**3,887**	9,619	77,108
Equities	**(10,642)**	103,772	(59,759)
Other	**4,499**	(4)	287
Totals	**$ 14,920**	$125,535	$ 17,636

(1) Includes write-downs for other than temporary declines in market value of $4,635,000 and $1,783,000 for 2003 and 2002, respectively. There were no write-downs for other than temporary declines in market value in 2004.

(2) Includes write-downs for other than temporary declines in market value of $6,092,000 and $12,122,000 for 2003 and 2002, respectively. There were no write-downs for other than temporary declines in market value in 2004.

(footnotes continued on next page)

3. Investments (Continued)

(footnotes from previous page)

(3) Includes write-downs for other than temporary declines in market value of $6,241,000 for 2004. There were no write-downs for other than temporary declines in market value in 2003 or 2002.

(4) Before deferred income tax effect.

(d) *Fixed Maturities:* The amortized cost and market value of fixed maturities at December 31, 2004 and 2003 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(1)	Market Value
			(in thousands)	
2004				
Fixed maturities held to maturity and carried at amortized cost:				
States, foreign and domestic municipalities and political subdivisions	$1,091,464	$ 30,156	$ 831	$1,120,789
Fixed maturities available for sale and carried at market value:				
U.S. Government and government agencies	$ 249,647	$ 2,457	$1,703	$ 250,401
States, foreign and domestic municipalities and political subdivisions	3,210,114	165,279	1,036	3,374,357
Foreign governments	185,133	1,928	339	186,722
Corporate	1,485,187	30,461	3,406	1,512,242
Totals	$5,130,081	$200,125	$6,484	$5,323,722

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(1)	Market Value
			(in thousands)	
2003				
Fixed maturities held to maturity and carried at amortized cost:				
States, foreign and domestic municipalities and political subdivisions	$ 622,620	$ 14,041	$1,893	$ 634,768
Fixed maturities available for sale and carried at market value:				
U.S. Government and government agencies	$ 275,765	$ 5,314	$1,581	$ 279,498
States, foreign and domestic municipalities and political subdivisions	3,137,895	164,722	1,424	3,301,193
Foreign governments	140,260	1,584	570	141,274
Corporate	1,037,245	25,445	3,736	1,058,954
Totals	$4,591,165	$197,065	$7,311	$4,780,919

----

(1) See Note 3(f) for additional information about gross unrealized losses as of December 31, 2004 and 2003.

The amortized cost and market value of fixed maturities at December 31, 2004 by contractual maturity are as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Investments in fixed maturities exclude short-term investments.

3. Investments (Continued)

	Amortized Cost	Market Value
	(in thousands)	
Fixed maturities held to maturity:		
Due after five years through ten years	$ 733,201	$ 752,442
Due after ten years...	358,263	368,347
Totals	$1,091,464	$1,120,789
Fixed maturities available for sale:		
Due in one year or less	$ 351,127	$ 356,306
Due after one year through five years.......................	1,546,612	1,597,613
Due after five years through ten years	1,634,619	1,683,150
Due after ten years...	1,597,723	1,686,653
Totals	$5,130,081	$5,323,722

Gross gains of $8,254,000, $39,999,000 and $76,037,000 and gross losses of $5,085,000, $6,289,000 and $11,146,000 were realized on sales of investments in fixed maturities available for sale in 2004, 2003 and 2002, respectively.

(e) *Equities:* Gross gains of $58,345,000, $39,784,000 and $45,978,000 and gross losses of $33,338,000, $53,437,000 and $103,644,000 were realized on sales of equities in 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, net unrealized appreciation of equities (before applicable income taxes) included gross gains of $52,379,000 and $61,521,000 and gross losses of $3,323,000 and $1,823,000, respectively. (See Note 3(f) for additional information about gross unrealized losses as of December 31, 2004 and 2003.)

(f) *Additional Information on Gross Unrealized Losses on Fixed Maturities and Equities:* As of December 31, 2004 and 2003, TRH's aggregate gross unrealized losses on all fixed maturities and equities totaled $10,638,000 and $11,027,000, respectively. As of December 31, 2004 and 2003, no single issuer accounted for more than 15% and 9%, respectively, of the aggregate gross unrealized losses. As of December 31, 2004 and 2003, the aging of the gross unrealized losses with respect to fixed maturities and equities, grouped by percentage of gross unrealized loss (the extent by which the market value is less than amortized cost or cost) relative to cost, including the number of respective items, was as follows:

3. Investments (Continued)

2004

Months in a Continuous Unrealized Loss Position	Less than or Equal to 20% of Cost(1)			Greater than 20% to 50% of Cost(1)			Greater than 50% of Cost(1)			Total		
	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items
						(dollars in thousands)						
Total Fixed Maturities												
0-6	$366,284	$ 2,029	68	$ —	$ —	—	$—	$ —	—	$366,284	$ 2,029	68
6-12	166,208	3,354	27	—	—	—	—	—	—	166,208	3,354	27
>12	192,409	1,932	19	—	—	—	—	—	—	192,409	1,932	19
Total	$724,901	$ 7,315	114	$ —	$ —	—	$—	$ —	—	$724,901	$ 7,315	114
Equities												
0-6	$ 56,087	$ 2,543	45	$1,003	$534	3	$—	$ —	—	$ 57,090	$ 3,077	48
6-12	10,581	246	1	—	—	—	—	—	—	10,581	246	1
>12	—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 66,668	$ 2,789	46	$1,003	$534	3	$—	$ —	—	$ 67,671	$ 3,323	49
Total Fixed Maturities and Equities												
0-6	$422,371	$ 4,572	113	$1,003	$534	3	$—	$ —	—	$423,374	$ 5,106	116
6-12	176,789	3,600	28	—	—	—	—	—	—	176,789	3,600	28
>12	192,409	1,932	19	—	—	—	—	—	—	192,409	1,932	19
Total	$791,569	$10,104	160	$1,003	$534	3	$—	$ —	—	$792,572	$10,638	163

2003

Months in a Continuous Unrealized Loss Position	Less than or Equal to 20% of Cost(1)			Greater than 20% to 50% of Cost(1)			Greater than 50% of Cost(1)			Total		
	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items
						(dollars in thousands)						
Total Fixed Maturities												
0-6	$467,914	$ 6,984	82	$ —	$ —	—	$—	$ —	—	$467,914	$ 6,984	82
6-12	171,653	2,192	21	—	—	—	—	—	—	171,653	2,192	21
>12	14,660	28	3	—	—	—	—	—	—	14,660	28	3
Total	$654,227	$ 9,204	106	$ —	$ —	—	$—	$ —	—	$654,227	$ 9,204	106
Equities												
0-6	$ 33,526	$ 1,360	33	$217	$111	2	$34	$122	2	$ 33,777	$ 1,593	37
6-12	3,101	227	2	5	3	1	—	—	—	3,106	230	3
>12	—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 36,627	$ 1,587	35	$222	$114	3	$34	$122	2	$ 36,883	$ 1,823	40
Total Fixed Maturities and Equities												
0-6	$501,440	$ 8,344	115	$217	$111	2	$34	$122	2	$501,691	$ 8,577	119
6-12	174,754	2,419	23	5	3	1	—	—	—	174,759	2,422	24
>12	14,660	28	3	—	—	—	—	—	—	14,660	28	3
Total	$690,854	$10,791	141	$222	$114	3	$34	$122	2	$691,110	$11,027	146

(1) For fixed maturities, represents amortized cost.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments (Continued)

At December 31, 2004 and 2003 the gross unrealized losses for fixed maturities and equities included the following concentrations:

2004

Concentration	Gross Unrealized Losses
	(in thousands)
States, foreign and domestic municipalities and political subdivisions	$ 1,867
U.S. Government and government agencies	1,777
Energy	1,733
Other	5,261
Total..	$10,638

2003

Concentration	Gross Unrealized Losses
	(in thousands)
States, foreign and domestic municipalities and political subdivisions	$ 3,317
Banking and financial institutions	3,230
U.S. Government and government agencies	1,735
Other	2,745
Total..	$11,027

The market value of fixed maturities in an unrealized loss position at December 31, 2004 and 2003, by contractual maturity, is shown below:

2004

	Market Value
	(in thousands)
Due in one year or less..	$ 64,996
Due after one year through five years	300,855
Due after five years through ten years	292,590
Due after ten years	66,460
Total..	$724,901

2003

	Market Value
	(in thousands)
Due in one year or less..	$ 6,052
Due after one year through five years	164,063
Due after five years through ten years	259,616
Due after ten years	224,496
Total..	$654,227

4. Income Taxes

(a) The Company files a U.S. consolidated federal income tax return with its domestic subsidiaries, TRC (which includes foreign operations) and Putnam. TRC will also include as part of its taxable income those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

4. Income Taxes (Continued)

The U.S. federal income tax rate was 35% for 2004, 2003 and 2002. Actual tax expense on income before income taxes differs from the "expected" amount computed by applying the U.S. federal income tax rate because of the following:

	Years Ended December 31,					
	2004		2003		2002	
	Amount	**Percent of Income Before Income Taxes**	Amount	Percent of Income Before Income Taxes	Amount	Percent of Income Before Income Taxes
			(dollars in thousands)			
"Expected" tax expense	**$96,674**	**35.0%**	$135,336	35.0%	$ 65,912	35.0%
Adjustments:						
Tax-exempt interest	**(57,088)**	**(20.7)**	(48,848)	(12.6)	(41,128)	(21.8)
Dividends received deduction	**(3,285)**	**(1.2)**	(2,707)	(0.7)	(2,083)	(1.1)
Benefit from amended tax returns	**(10,886)**	**(3.9)**	—	—	—	—
Other	**(3,787)**	**(1.4)**	(751)	(0.2)	(3,699)	(2.0)
Actual tax expense	**$21,628**	**7.8%**	$ 83,030	21.5%	$ 19,002	10.1%
Foreign and domestic components of actual tax expense (benefit):						
Foreign	**$13,079**		$ 19,310		$ 5,276	
Domestic:						
Current	**65,839**		90,944		17,076	
Deferred	**(57,290)**		(27,224)		(3,350)	
	$21,628		$ 83,030		$ 19,002	

Deferred income taxes in 2004 include a benefit for tax refund claims from amended tax returns totaling $10.9 million. These claims primarily resulted from TRH's ability to recover taxes through the utilization of foreign tax credit carry backs.

(b) The components of the net deferred income tax asset at December 31, 2004 and 2003 were as follows:

	2004	2003
	(in thousands)	
Deferred income tax assets:		
Unpaid losses and loss adjustment expenses, net of related reinsurance recoverable	**$283,248**	$230,156
Unearned premiums, net of prepaid reinsurance premiums	**67,181**	58,929
Cumulative translation adjustment	**35,314**	22,354
Benefit from amended tax returns	**10,886**	—
Other	**14,099**	12,849
Total deferred income tax assets	**410,728**	324,288
Deferred income tax liabilities:		
Deferred acquisition costs	**71,071**	60,764
Net unrealized appreciation of investments	**86,594**	87,384
Other	**16,353**	10,470
Total deferred income tax liabilities	**174,018**	158,618
Net deferred income tax asset	**$236,710**	$165,670

No valuation allowance has been recorded.

(c) Income tax payments, net of recoveries of income taxes previously paid, as applicable, totaled $105,315,000, $66,168,000 and $29,962,000 in 2004, 2003 and 2002, respectively.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Liability for Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	Years Ended December 31,		
	2004	2003	2002
		(in thousands)	
At beginning of year:			
Unpaid losses and loss adjustment expenses	**$4,805,498**	$4,032,584	$3,747,583
Less reinsurance recoverable	**849,078**	774,678	838,696
Net unpaid losses and loss adjustment expenses	**3,956,420**	3,257,906	2,908,887
Net losses and loss adjustment expenses incurred in respect of losses occurring in:			
Current year	**2,437,178**	1,910,860	1,457,226
Prior years...	**317,382**	322,587	339,126
Total	**2,754,560**	2,233,447	1,796,352
Net losses and loss adjustment expenses paid in respect of losses occurring in:			
Current year	**640,313**	477,619	413,759
Prior years...	**1,090,058**	1,057,314	1,033,574
Total	**1,730,371**	1,534,933	1,447,333
At end of year:			
Net unpaid losses and loss adjustment expenses	**4,980,609**	3,956,420	3,257,906
Plus reinsurance recoverable	**960,855**	849,078	774,678
Unpaid losses and loss adjustment expenses	**$5,941,464**	$4,805,498	$4,032,584

The year 2004 included $215.0 million of catastrophe losses related to Hurricanes Charley, Frances, Ivan and Jeanne, that affected the Southeastern United States and the Caribbean, typhoons that affected Japan and the tsunami which principally affected South Asia. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $317.4 million in 2004. As a result of greater than expected reported loss activity in 2004, indicating that TRH's estimates as of the end of 2003 of the ultimate amounts of losses occurring in 2003 and prior required a net increase, significant net adverse development was recorded in 2004. The vast majority of such adverse development relates to other liability, including certain specialty casualty classes such as D&O and E&O, and medical malpractice lines for losses occurring between 1998 and 2001, principally in domestic and, to a lesser extent, London operations. These increases to incurred losses were offset, in part, by favorable development across most lines on losses occurring in 2003 and, to a lesser extent, on losses occurring during 2002 in other liability, aircraft and fire lines.

TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for such volatile classes as medical malpractice and D&O. At the primary level, there are significant risk factors which contribute to the variability and unpredictability of the loss trend factors for this business such as jury awards, social inflation, medical inflation, tort reforms and court interpretations of coverage. In addition, as a reinsurer, TRH is also highly dependant upon claims reserving and reporting practices of its cedants, which vary greatly by size, specialization and country of origin and whose practices are subject to change without notice.

There were no significant catastrophe losses occurring during 2003. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $322.6 million in 2003. As a result of greater than expected reported loss activity in 2003, indicating that TRH's estimates as of the end of 2002 of the ultimate amounts of losses occurring in 2002 and prior years required a net increase, significant adverse development was recorded in 2003 on losses occurring between 1998 and 2000 in certain casualty lines, principally in domestic and, to a lesser extent, London branch operations. Such lines included other liability (a portion of which represents certain specialty casualty classes such as D&O and E&O), medical malpractice and, to a lesser extent, surety

5. Liability for Unpaid Losses and Loss Adjustment Expenses (Continued)

and fidelity lines. These increases to incurred losses were offset, in small part, by favorable development on losses occurring in 2001 and 2002 in fire and allied lines and, in 2002 only, in other liability lines.

There were no significant catastrophe losses occurring during 2002. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $339.1 million in 2002. Of this amount, in the fourth quarter of 2002, TRH recorded an increase to net loss and loss adjustment expense reserves of $100 million, resulting in a $65 million after-tax charge to net income. Such net adjustment was largely caused by the impact of losses principally occurring between 1998 and 2000 in certain casualty lines. Such lines include other liability (a portion of which represents certain specialty casualty classes such as D&O and E&O), medical malpractice and surety. This fourth quarter reserve adjustment was based primarily on an unexpected increase in the frequency and severity of reported claims late in the year reflecting industry-wide trends. In addition, as a result of greater than expected reported loss activity in 2002, indicating that TRH's estimates as of the end of 2001 of the ultimate amounts of losses occurring in 2001 and prior years required a further net increase, significant adverse development was also recorded in 2002 on losses occurring in 1998 through 2001 in the auto liability and aviation lines and in 1999 through 2001 in the accident and health line. These increases to incurred losses were partially offset by favorable development on losses occurring in 2001, principally in fire and allied lines and other liability lines.

6. Common Stock

Common stock activity for each of the three years in the period ended December 31, 2004 was as follows:

	2004	2003	2002
Shares outstanding, beginning of year	52,468,478	52,360,949	52,255,745
Issued under stock option and purchase plans	227,515	107,529	105,204
Stock split effected as a dividend	13,151,673	—	—
Acquisition of treasury stock	(19,900)	—	—
Shares outstanding, end of year	65,827,766	52,468,478	52,360,949

As a result of a 5-for-4 common stock split in the form of a 25% stock dividend, common stock increased by $13.2 million and additional paid-in capital decreased by $13.2 million in 2004. This stock split was paid on July 16, 2004 to holders of record on June 25, 2004.

7. Net Income Per Common Share

Net income per common share has been computed in the following table based upon weighted average common shares outstanding. Share and per share amounts have been retroactively adjusted, as appropriate, to reflect a 5-for-4 split of the common stock in the form of a 25% stock dividend, paid in July 2004.

	Years Ended December 31,		
	2004	2003	2002
	(in thousands, except per share data)		
Net income (numerator)	$254,584	$303,644	$169,318
Weighted average common shares outstanding used in the computation of net income per common share:			
Average shares issued	66,597	66,372	66,242
Less: Average shares in treasury	866	864	864
Average outstanding shares—basic (denominator)	65,731	65,508	65,378
Average potential shares, principally stock options(1)	458	445	566
Average outstanding shares—diluted (denominator)	66,189	65,953	65,944
Net income per common share:			
Basic	$ 3.87	$ 4.64	$ 2.59
Diluted	3.85	4.60	2.57

_____

(1) Excludes the immaterial effect of pro rated anti-dilutive potential shares in each of the years included in the table.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Impact of 2004 Catastrophe Losses

Net income for 2004 includes aggregate estimated pre-tax catastrophe losses of $215.0 million, or $139.7 million after tax, arising principally from hurricanes in the United States and the Caribbean, typhoons in Japan, and the tsunami primarily affecting South Asia. The losses recorded for these events represent TRH's estimate of aggregate ultimate losses based upon information presently available. The estimated pre-tax catastrophe losses consist of gross incurred losses and loss adjustment expenses of approximately $270 million less related reinsurance ceded of approximately $55 million. (See Note 15 for catastrophe loss information by segment.)

9. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income and changes in such amounts between years are as follows:

	Net Unrealized Appreciation of Investments, Net of Income Tax	Net Unrealized Currency Translation Loss, Net of Income Tax	Accumulated Other Comprehensive Income
	(in thousands)		
Balance, December 31, 2001	$ 77,121	$(49,518)	$ 27,603
Change during year	11,463	21,578	33,041
Balance, December 31, 2002	88,584	(27,940)	60,644
Change during year	73,701	(13,575)	60,126
Balance, December 31, 2003	162,285	(41,515)	120,770
Change during year	(1,467)	(24,069)	(25,536)
Balance, December 31, 2004	**$160,818**	**$(65,584)**	**$ 95,234**

10. Pension, Savings and Stock Incentive Plans

TRH's employees participate in benefit plans administered by the AIG Group (see Note 11), including a noncontributory defined benefit pension plan, an employee stock purchase plan, a stock incentive plan and a voluntary savings plan (a 401(k) plan) which provides for certain matching contributions. A substantial majority of TRH's employees are eligible to participate in these plans. Certain of these plans do not separately identify plan benefits and plan assets attributable to employees of participating companies. In the opinion of management, no material additional liability would accrue to TRH were such plan benefits and plan assets identifiable.

In addition, under TRH's 1990 Employee Stock Purchase Plan, as amended, full-time employees with at least one year of employment with the Company or any of its subsidiaries are eligible to receive privileges to purchase shares of the Company's common stock at a price which is 85% of the fair market value of such stock on the date of subscription. An aggregate of 1,406,250 shares of common stock has been authorized for subscription and 1,808 shares were purchased under the plan in 2004.

In 2003, the Company's Board of Directors adopted and the stockholders approved the "2003 Stock Incentive Plan" (the TRH Stock Incentive Plan). This plan provides that equity-based or equity-related awards with respect to up to a maximum of 625,000 shares of the Company's common stock can be granted to officers, directors, employees, and other individuals as determined by the Company's Board of Directors, except that no award may be made to directors who are not employees of the Company without stockholder approval. Pursuant to the TRH Stock Incentive Plan, no grantee may receive awards covering more than 31,250 shares of the Company's common stock in any one year. During 2004, the Company granted restricted stock units (TRH RSU) relating to 32,430 shares of common stock. TRH RSUs will vest on the fourth anniversary of the date of grant for those grantees with continued employment through such date. The Company reserves the right to make payment for the TRH RSUs in shares of common stock or the cash equivalent of the market value of such shares on the date of

10. Pension, Savings and Stock Incentive Plans (Continued)

vesting. At December 31, 2004, there were 584,445 shares of common stock reserved for issuance in connection with future grants of awards under the TRH Stock Incentive Plan.

In 2002 only, certain TRH employees were granted AIG restricted stock units (AIG RSU) under the AIG 2002 Stock Incentive Plan. AIG granted AIG RSUs relating to 5,050 shares of AIG common stock to certain TRH employees. Four years after the grant date of AIG RSUs, those AIG RSU recipients who remain employed by TRH will receive shares of AIG common stock or equivalent compensation.

The charges made to operations for these plans for 2004, 2003 and 2002 were $3,682,000, $4,243,000, and $3,011,000, respectively.

11. Stock Option Plans

In 2000, the Company's Board of Directors adopted, and the stockholders approved, the "Transatlantic Holdings, Inc. 2000 Stock Option Plan" (the 2000 Plan). This plan provides that options may be granted to certain key employees and non-employee directors to purchase a maximum of 2,812,500 shares of the Company's common stock at prices not less than their fair market value at the date of grant. At December 31, 2004, 940,828 shares were reserved for future grants under the 2000 Plan. The 2000 Plan also provides that 25% of the options granted become exercisable on the anniversary date of the grant in each of the four years following the grant and expire 10 years from the date of grant. The Company also maintains the "Transatlantic Holdings, Inc. 1995 Stock Option Plan" (the 1995 Plan) and the "Transatlantic Holdings, Inc. 1990 Stock Option Plan" (the 1990 Plan). The 1995 Plan and the 1990 Plan operate under substantially similar terms to the 2000 Plan, except that non-employee directors were not covered under the 1990 Plan. No further options can be granted under the 1995 Plan nor the 1990 Plan, although options outstanding continue in force until exercise, expiration or forfeiture. All data in this footnote have been adjusted, as appropriate, for stock splits. (See Note 2(i) for the determination of pro forma net income had compensation cost been charged to income in accordance with the fair value method discussed in SFAS No. 123.)

In each of 1994 and 1992, the Stock Option Plan Committee granted 56,250 options to certain non-employee directors of the Company, who were directors, officers and employees of AIG, to purchase shares of the Company's common stock at $18.13 per share and $18.67 per share, respectively. Such options were granted outside of, but on substantially the same terms and conditions as, the 1990 Plan. During 2002, all such options granted in 1992 were exercised, and none remain outstanding. During 2004, all such options granted in 1994 were exercised, and none remain outstanding. The impact of these options on the financial statements is not material.

A summary of the combined status of the 2000 Plan, the 1995 Plan and the 1990 Plan (collectively, the Company Plans) as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is presented below:

	2004		2003		2002	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**2,714,780**	**$47.90**	2,215,413	$43.78	2,006,637	$41.40
Granted	**333,250**	**60.34**	677,000	57.79	311,187	55.70
Exercised	**(272,114)**	**30.14**	(145,646)	29.51	(82,090)	28.90
Forfeited....................	**(17,589)**	**60.44**	(31,987)	55.91	(20,321)	52.01
Outstanding, end of year	**2,758,327**	**51.07**	2,714,780	47.90	2,215,413	43.78
Exercisable, end of year	**1,717,776**	**$46.13**	1,609,482	$40.55	1,470,962	$36.75
Weighted average fair value of options granted during the year	**$15.47**		$14.27		$13.72	

11. Stock Option Plans (Continued)

The fair value of each option grant is estimated on the date of grant using the "Binomial Option Price Model" with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: expected volatility of 18.1%, 20.0% and 20.0%; risk-free interest rates of 4.1%, 3.6% and 3.6%; and expected lives of 7.7 years, 6.5 years and 6.3 years. An increasing dividend schedule is used in the binomial model based on historical experience.

The following table summarizes information about the Company Plans' outstanding and exercisable options at December 31, 2004:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$24.53 to $27.38..............	296,649	1.7 years	$26.61	296,649	$26.61
$38.33 to $40.80..............	623,905	4.0	39.87	623,905	39.87
$50.80 to $55.70..............	892,854	7.3	53.04	520,192	52.43
$60.34 to $72.79..............	944,919	8.8	64.28	277,030	69.28
$24.53 to $72.79..............	2,758,327	6.5	51.07	1,717,776	46.13

12. Related Party Transactions

(a) *Transactions with the AIG Group:* As of December 31, 2004, 2003 and 2002, AIG beneficially owned approximately 60% of the Company's outstanding shares.

TRH has service and expense agreements and certain other agreements with the AIG Group which provide for the reimbursement to the AIG Group of certain administrative and operating expenses which include, but are not limited to, investment advisory and cash management services, office space and human resource related activities. Under the guidance of TRH's Finance Committee of the Board of Directors and senior management, certain subsidiaries of AIG act as financial advisors and managers of TRH's investment portfolio. In 2004, 2003 and 2002, $11,000,000, $9,100,000 and $8,200,000, respectively, of operating and investment expenses relate to services and expenses provided by the AIG Group under these agreements.

Approximately $639 million (15%), $633 million (17%) and $395 million (13%) of gross premiums written by TRH in 2004, 2003 and 2002, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG, for the production of which TRH paid ceding commissions totaling $122 million, $167 million and $88 million, respectively, in such years. (The amounts discussed in the preceding sentence include transactions with C.V. Starr & Co., Inc. (Starr) as described in Note 12(b).) The great majority of such gross premiums written were recorded in the auto liability, property, other liability, ocean marine and aviation and, for 2004 only, medical malpractice lines. Of the premiums assumed from other subsidiaries of AIG, $306 million, $294 million and $162 million in 2004, 2003 and 2002, respectively, represent premiums resulting from certain insurance business written by AIG subsidiaries that, by prearrangement with TRH, is almost entirely reinsured by TRH, for the production of which TRH paid ceding commissions to such AIG subsidiaries totaling approximately $40 million, $83 million and $31 million, respectively, in such years. (See Note 14 for information relating to reinsurance ceded to related parties.)

(b) *Transactions with Starr:* Starr owned approximately 1.8% of AIG's outstanding common stock at January 31, 2005, 2004 and 2003. As of such dates, certain directors of TRH were also stockholders, executive officers or directors of Starr.

12. Related Party Transactions (Continued)

Certain of Starr's subsidiaries operate as insurance agencies or brokers for insurance subsidiaries of AIG and, in such capacity, produce reinsurance business for TRH. TRH paid commissions to Starr subsidiaries of $12 million, $8 million and $4 million in 2004, 2003 and 2002, respectively, for such reinsurance purchased by subsidiaries of AIG totaling $56 million, $43 million and $30 million, respectively, in such years. From these commissions, Starr is required to pay its operating and acquisition expenses.

13. Dividend Restriction and Statutory Financial Data

The payment of dividends by the Company is dependent on the ability of its subsidiaries to pay dividends. The payment of dividends by TRC and its wholly-owned subsidiaries, TRZ and Putnam, is restricted by insurance regulations. Under New York insurance law, TRC and Putnam may pay dividends only out of their statutory earned surplus. Such dividends are limited by statutory formula unless otherwise approved by the New York Insurance Department. The statutory surplus of TRC includes the statutory surplus of Putnam since all the capital stock of Putnam is owned by TRC. At December 31, 2004, TRC had statutory earned surplus of $1,406,345,000, and, in 2005, in accordance with the statutory formula, could pay dividends of approximately $194,445,000 without regulatory approval.

Statutory surplus and net income as reported to the New York Insurance Department were as follows:

	Years Ended December 31,		
	2004	2003	2002
	(in thousands)		
TRC			
Statutory surplus	**$1,944,450**	$1,851,187	$1,545,944
Statutory net income	**141,830**	176,107	114,648
Putnam			
Statutory surplus	**125,638**	127,709	110,334
Statutory net income	**8,479**	17,104	8,867

TRC and Putnam each prepare statutory financial statements in accordance with accounting practices prescribed or permitted by New York—their state of domicile. Prescribed statutory accounting practices are discussed in a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as in state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. All material statutory accounting practices of TRC and Putnam are prescribed in the authoritative literature described above.

14. Reinsurance Ceded

In the normal course of business, TRH purchases reinsurance from its retrocessionnaires to reduce the effect of individual or aggregate losses and to allow increased gross premium writings and afford greater risk capacity without necessarily requiring additional capital.

TRH's ceded reinsurance agreements consist of pro rata and excess-of-loss contracts. Under pro rata reinsurance, TRH and its retrocessionnaires share premiums, losses and expenses in an agreed upon proportion. For consideration, generally based on a percentage of premiums of the individual policy or policies subject to the reinsurance agreement, excess-of-loss contracts provide reimbursement to TRH for losses in excess of a predetermined amount up to a predetermined limit.

14. Reinsurance Ceded (Continued)

Premiums written, premiums earned and losses and loss adjustment expenses incurred are comprised as follows:

	Years Ended December 31,		
	2004	2003	2002
	(in thousands)		
Gross premiums assumed	**$4,141,248**	$3,637,909	$2,927,257
Reinsurance ceded:			
Affiliates(1)	**152,791**	87,294	90,599
Other	**239,183**	209,538	336,499
	391,974	296,832	427,098
Net premiums written	**$3,749,274**	$3,341,077	$2,500,159
Gross premiums earned	**$4,031,047**	$3,458,352	$2,781,967
Reinsurance ceded:			
Affiliates(1)	**124,175**	81,980	96,290
Other	**245,782**	205,146	316,225
	369,957	287,126	412,515
Net premiums earned	**$3,661,090**	$3,171,226	$2,369,452
Gross incurred losses and loss adjustment expenses	**$2,969,429**	$2,470,038	$1,988,395
Reinsurance ceded	**214,869**	236,591	192,043
Net losses and loss adjustment expenses	**$2,754,560**	$2,233,447	$1,796,352

—————

(1) Premiums written and earned that were ceded to affiliates include amounts which, by prearrangement with TRH, were assumed from an affiliate and then ceded in an equal amount to other affiliates. Ceded premiums written include $138 million, $79 million and $50 million in 2004, 2003 and 2002, respectively, and ceded premiums earned include $109 million, $71 million and $48 million in 2004, 2003 and 2002, respectively, related to such arrangements.

Amounts recoverable from retrocessionnaires are recognized in a manner consistent with the claims liabilities associated with the retrocession and are presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and loss adjustment expenses. Such balances at December 31, 2004 and 2003 are comprised as follows:

	2004		2003	
	Affiliates	**Other**	Affiliates	Other
	(in thousands)			
Paid	**$ 4,616**	**$ 24,296**	$ 7,982	$ 25,887
Unpaid	**267,746**	**680,076**	213,704	622,340
Total	**$272,362**	**$704,372**	$221,686	$648,227

Ceded reinsurance arrangements do not relieve TRH from its obligations to the insurers and reinsurers from whom it assumes business. The failure of retrocessionnaires to honor their obligations could result in losses to TRH; consequently, an allowance has been established for estimated unrecoverable reinsurance on paid and unpaid losses totaling $13.0 million in both 2004 and 2003. TRH evaluates the financial condition of its retrocessionnaires through a security committee. With respect to reinsurance recoverable on paid and unpaid losses and prepaid reinsurance premiums, TRH holds substantial amounts of funds and letters of credit to collateralize these amounts. Such funds and letters of credit can be drawn on for amounts remaining unpaid beyond contract terms. No uncollateralized amounts recoverable from a single retrocessionnaire, other than amounts due from affiliates, are considered material to the financial position of TRH.

15. Segment Information

TRH conducts its business and assesses performance through segments organized along geographic lines. Financial data from the London and Paris branches and from TRZ are reported in the aggregate as International-Europe and considered as one segment due to operational and regional similarities. Data from branches in the Americas, other than those in the United States which underwrite primarily domestic business, and from branches in the Asia Pacific region are grouped as International-Other and represent the aggregation of non-material segments. In each segment, property and casualty reinsurance is provided to insurers and reinsurers on a treaty and facultative basis, through brokers or directly to ceding companies.

A significant portion of assets and liabilities of TRH's international operations relate to the countries where ceding companies and reinsurers are located. Most investments are located in the country of domicile of these operations. In addition to licensing requirements, TRH's international operations are regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon TRH vary from country to country and cannot easily be predicted.

While the great majority of premium revenues and assets relate to the regions where particular offices are located, a portion of such amounts are derived from other regions of the world. In addition, two large international brokers, respectively, accounted for non-affiliated business equal to 17% and 14% in 2004, 16% and 13% in 2003 and 14% and 13% in 2002, of consolidated revenues, with a significant portion in each segment.

15. Segment Information (Continued)

The following table is a summary of financial data by segment:

	2004	2003	2002
		(in thousands)	
Domestic:			
Net premiums written	$1,839,994	$1,840,787	$1,362,607
Net premiums earned(1)	1,805,232	1,748,715	1,303,584
Net investment income	199,695	189,648	182,564
Realized net capital gains (losses)	20,251	3,277	(7,325)
Revenues(1)	2,025,178	1,941,640	1,478,823
Net losses and loss adjustment expenses(3)	1,441,873	1,237,875	951,429
Underwriting expenses(4)	483,475	475,844	376,226
Underwriting (loss) profit(5)	(110,717)	53,411	(11,064)
Income before income taxes(1)(3)	104,826	244,055	163,128
Assets(6)	6,155,115	5,610,070	4,935,354
International-Europe:			
Net premiums written	$1,513,253	$1,164,521	$ 848,646
Net premiums earned(1)	1,494,839	1,106,963	809,395
Net investment income	91,020	67,416	57,607
Realized net capital (losses) gains	(667)	1,277	593
Revenues(1)(2)	1,585,192	1,175,656	867,595
Net losses and loss adjustment expenses(3)	1,043,115	812,642	645,505
Underwriting expenses(4)	378,052	287,540	194,207
Underwriting profit (loss)(5)	81,370	23,212	(19,018)
Income before income taxes(1)(2)(3)	170,677	92,051	39,701
Assets(6)	3,577,033	2,426,818	1,810,038
International-Other:			
Net premiums written	$ 396,027	$ 335,769	$ 288,906
Net premiums earned	361,019	315,548	256,473
Net investment income	16,071	13,908	11,855
Realized net capital gains	2,597	5,388	781
Revenues(1)	379,687	334,844	269,109
Net losses and loss adjustment expenses(3)	269,572	182,930	199,418
Underwriting expenses(4)	121,294	106,821	92,146
Underwriting (loss) profit(5)	(17,495)	31,596	(27,576)
Income (loss) before income taxes(3)	709	50,568	(14,509)
Assets(6)	873,144	670,870	541,133
Consolidated:			
Net premiums written	$3,749,274	$3,341,077	$2,500,159
Net premiums earned(1)	3,661,090	3,171,226	2,369,452
Net investment income	306,786	270,972	252,026
Realized net capital gains (losses)	22,181	9,942	(5,951)
Revenues(1)(2)	3,990,057	3,452,140	2,615,527
Net losses and loss adjustment expenses(3)	2,754,560	2,233,447	1,796,352
Underwriting expenses(4)	982,821	870,205	662,579
Underwriting (loss) profit(5)	(46,842)	108,219	(57,658)
Income before income taxes(1)(2)(3)	276,212	386,674	188,320
Assets(6)	10,605,292	8,707,758	7,286,525

(footnotes on next page)

15. Segment Information (Continued)

(footnotes from previous page)

(1) Net premiums earned from affiliates approximate $488,700, $533,700 and $230,900 in 2004, 2003 and 2002, respectively, and are included primarily in Domestic and International—Europe.

(2) Includes revenues from the London, England office of $900,328, $711,876 and $525,520 in 2004, 2003 and 2002, respectively.

(3) Results for 2004 include pre-tax net losses and loss adjustment expenses of $215.0 million (representing $114.1 million, $26.3 million and $74.6 million from Domestic operations, International—Europe operations and International—Other operations, respectively.) related to catastrophe losses occurring in 2004. Results for 2002 include pre-tax net losses and loss adjustment expenses of $100 million (representing $55 million, $30 million and $15 million from Domestic operations, International—Europe operations and International—Other operations, respectively) related to the fourth quarter increase in net loss reserves in certain casualty lines (see Note 5 of Notes to Consolidated Financial Statements).

(4) Underwriting expenses represent the sum of net commissions and other underwriting expenses.

(5) Underwriting profit (loss) represents net premiums earned less net losses and loss adjustment expenses and underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs.

(6) As of December 31.

Net premiums earned by major product line are as follows:

	Years Ended December 31,		
	2004	2003	2002
		(in thousands)	
Casualty:			
Other liability(a)	**$ 782,949**	$ 709,629	$ 462,962
Auto liability	**624,497**	659,522	610,839
Medical malpractice	**400,721**	322,196	216,535
Ocean marine and aviation	**307,088**	243,846	158,161
Surety and credit	**156,928**	129,111	97,887
Accident and health	**144,997**	118,375	125,381
Other	**226,792**	193,317	107,359
Total casualty	**2,643,972**	2,375,996	1,779,124
Property:			
Fire	**474,224**	357,777	244,537
Allied lines	**153,473**	97,184	67,695
Homeowners multiple peril	**166,783**	125,299	91,624
Auto physical damage	**118,757**	119,734	98,487
Other	**103,881**	95,236	87,985
Total property	**1,017,118**	795,230	590,328
Total	**$3,661,090**	$3,171,226	$2,369,452

(a) A majority of the amounts within the other liability line relates to more complex risks such as professional liability (other than medical malpractice), directors' and officers' liability and, to a lesser extent, environmental impairment liability.

16. Commitments and Contingent Liabilities

(a) *Legal Proceedings:* TRH, in common with the reinsurance industry in general, is subject to litigation in the normal course of its business. TRH does not believe that any pending litigation will have a material adverse effect on its results of operations, financial position or cash flows.

(b) *Commercial Commitments:* In the normal course of business, TRH has issued letters of credit to ceding companies amounting to $127,054,000. Where TRH provides a letter of credit, it is generally contractually obligated to continue to provide a letter of credit to the ceding company in the future to secure certain reserves and other balances.

16. Commitments and Contingent Liabilities (Continued)

(c) ***Leases:*** As of December 31, 2004, the future minimum lease payments (principally for leased office space) under various long-term operating leases were as follows:

	(in thousands)
2005	$ 8,754
2006	8,119
2007	7,652
2008	7,623
2009	7,675
Remaining years after 2009 (from 2010 to 2021)	49,271
Total	$89,094

Rent expense approximated $8,605,000, $8,804,000 and $8,249,000 in 2004, 2003 and 2002, respectively.

17. Quarterly Financial Information (unaudited)

The following is a summary of unaudited quarterly financial data for each of the years ended December 31, 2004 and 2003. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the results of operations for such periods have been made.

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	(in thousands, except per share data)							
Net premiums written	**$907,470**	$768,081	**$927,197**	$802,850	**$987,385**	$901,255	**$927,222**	$868,891
Net premiums earned	**893,147**	692,167	**895,504**	762,763	**940,606**	863,659	**931,833**	852,637
Net investment income	**72,048**	64,614	**72,851**	68,481	**75,664**	68,489	**86,223**	69,388
Realized net capital gains	**7,249**	538	**2,215**	731	**5,029**	5,501	**7,688**	3,172
Net income (loss)	**89,653**	62,828	**87,824**	75,178	**(21,838)**	80,780	**98,945**	84,858
Net income (loss) per common share(1):								
Basic	**1.37**	0.96	**1.34**	1.15	**(0.33)**	1.23	**1.50**	1.29
Diluted(2)	**1.35**	0.95	**1.32**	1.14	**(0.33)**	1.22	**1.50**	1.28

(1) Net income (loss) per common share amounts have been retroactively adjusted, as appropriate, to reflect a 5-for-4 split of the common stock in the form of a 25% stock dividend, paid in July 2004.

(2) As the impact of potential shares for the three-month period ended September 30, 2004 is antidilutive (i.e., reduces the loss per common share) because there is a loss from continuing operations, potential shares are not included in the diluted net loss per common share calculation for that period.

18. Subsequent Event (unaudited)

On December 5, 2005, Transatlantic Holdings, Inc. filed with the Securities and Exchange Commission a preliminary prospectus supplement relating to its proposed offering of up to $750 million aggregate principal amount of senior notes.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES
As of December 31, 2004

Type of Investment	Cost or Amortized Cost(1)	Market Value	Amount at Which Shown in the Balance Sheet
	(in thousands)		
Fixed maturities:			
U.S. Government and government agencies and authorities	$ 249,647	$ 250,401	$ 250,401
States, foreign and domestic municipalities and political subdivisions	4,301,578	4,495,146	4,465,821
Foreign governments	185,133	186,722	186,722
Public utilities	79,647	81,073	81,073
All other corporate	1,405,540	1,431,169	1,431,169
Total fixed maturities	6,221,545	6,444,511	6,415,186
Equities:			
Common stocks:			
Public utilities	17,594	17,969	17,969
Banks, trust and insurance companies	177,374	188,750	188,750
Industrial, miscellaneous and all other	370,169	407,533	407,533
Total common stocks	565,137	614,252	614,252
Nonredeemable preferred stocks	18,008	17,948	17,948
Total equities	583,145	632,200	632,200
Other invested assets	173,783	178,499	178,499
Short-term investment of funds received under securities loan agreements	875,081	875,081	875,081
Short-term investments	42,602	42,602	42,602
Total investments	$7,896,156	$8,172,893	$8,143,568

(1) Investments in fixed maturities are shown at amortized cost.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
(Parent Company Only)
As of December 31, 2004 and 2003

	2004	2003
	(in thousands, except share data)	
Assets:		
Fixed maturities available for sale, at market value (amortized cost: 2004—$27,026; 2003—$23,272) (pledged, at market value: 2004—$5; 2003—$11,104)	$ 28,539	$ 24,645
Short-term investment of funds received under securities loan agreements	6	11,569
Cash and cash equivalents	502	462
Investment in subsidiaries	2,555,633	2,352,194
Other assets	1,835	3,367
Dividend due from subsidiary	9,500	5,750
Total assets	$2,596,015	$2,397,987
Liabilities:		
Payable under securities loan agreements	$ 6	$ 11,569
Dividends payable	6,500	5,750
Accrued liabilities	2,380	4,081
Total liabilities	8,886	21,400
Stockholders' equity:		
Preferred Stock	—	—
Common Stock	66,712	53,333
Additional paid-in capital	191,403	196,645
Accumulated other comprehensive income	95,234	120,770
Retained earnings	2,249,393	2,020,282
Treasury Stock, at cost; 2004—884,100; 2003—864,200 shares of common stock	(15,613)	(14,443)
Total stockholders' equity	2,587,129	2,376,587
Total liabilities and stockholders' equity	$2,596,015	$2,397,987

See Notes to Condensed Financial Information of Registrant—(Parent Company Only)

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(Continued)

STATEMENTS OF OPERATIONS
(Parent Company Only)
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(in thousands)	
Revenues:			
Net investment income (principally dividends from subsidiary)...	$ 28,859	$ 23,705	$ 21,822
Equity in undistributed income of subsidiaries	229,067	282,013	148,342
Total revenues..	257,926	305,718	170,164
Operating expenses..	4,410	2,526	687
Income before income taxes.....................................	253,516	303,192	169,477
Income taxes (benefits)—current	(1,068)	(452)	159
Net income...	$254,584	$303,644	$169,318

See Notes to Condensed Financial Information of Registrant—(Parent Company Only)

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(Continued)

STATEMENTS OF CASH FLOWS
(Parent Company Only)
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(in thousands)	
Cash flows from operating activities:			
Net income	**$ 254,584**	$ 303,644	$ 169,318
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(229,067)**	(282,013)	(148,342)
Change in dividend due from subsidiary	**(3,750)**	(550)	(5,200)
Changes in other assets and accrued liabilities	**2,656**	(137)	5,204
Total adjustments	**(230,161)**	(282,700)	(148,338)
Net cash provided by operating activities	**24,423**	20,944	20,980
Cash flows from investing activities:			
Proceeds of fixed maturities matured	**4,835**	—	—
Purchase of fixed maturities	**(8,650)**	(2,148)	(3,845)
Net sale (purchase) of short-term investment of funds received under securities loan agreements	**11,563**	(423)	1,620
Net cash used in investing activities	**7,748**	(2,571)	(2,225)
Cash flows from financing activities:			
Net funds (disbursed) received under securities loan agreements	**(11,563)**	423	(1,620)
Dividends to stockholders	**(24,723)**	(22,012)	(20,505)
Proceeds from common stock issued	**5,325**	3,572	3,003
Acquisition of treasury stock	**(1,170)**	—	—
Net cash used in financing activities	**(32,131)**	(18,017)	(19,122)
Change in cash and cash equivalents	**40**	356	(367)
Cash and cash equivalents, beginning of year	**462**	106	473
Cash and cash equivalents, end of year	**$ 502**	$ 462	$ 106

Notes to Condensed Financial Information of Registrant—(Parent Company Only)

(1) The condensed financial information of registrant should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

(2) Investment in subsidiaries is reflected on the equity method.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

SUPPLEMENTARY INSURANCE INFORMATION
As of December 31, 2004, 2003 and 2002 and for the Years Then Ended

	Deferred Acquisition Costs	Unpaid Losses and Loss Adjustment Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Net Losses and Loss Adjustment Expenses	Net Commissions and Change in Deferred Acquisition Costs	Other Underwriting Expenses	Net Premiums Written
					(in thousands)				
2004									
Property-Casualty									
Domestic	$ 89,276	$3,329,121	$ 488,500	$1,805,232	$199,695	$1,441,873	$442,034	$32,042	$1,839,994
International:									
Europe	61,451	2,103,717	315,619	1,494,839	91,020	1,043,115	341,215	29,139	1,513,253
Other	52,334	508,626	253,146	361,019	16,071	269,572	97,627	11,315	396,027
Consolidated	$203,061	$5,941,464	$1,057,265	$3,661,090	$306,786	$2,754,560	$880,876	$72,496	$3,749,274
2003									
Property-Casualty									
Domestic	$ 79,877	$2,823,704	$ 457,571	$1,748,715	$189,648	$1,237,875	$428,096	$29,333	$1,840,787
International:									
Europe	53,755	1,624,365	279,056	1,106,963	67,416	812,642	246,510	24,599	1,164,521
Other	39,980	357,429	180,728	315,548	13,908	182,930	89,429	11,593	335,769
Consolidated	$173,612	$4,805,498	$ 917,355	$3,171,226	$270,972	$2,233,447	$764,035	$65,525	$3,341,077
2002									
Property-Casualty									
Domestic	$ 61,462	$2,454,838	$ 362,544	$1,303,584	$182,564	$ 951,429	$336,834	$26,385	$1,362,607
International:									
Europe	37,324	1,299,610	192,434	809,395	57,607	645,505	163,807	19,101	848,646
Other	34,181	278,136	152,938	256,473	11,855	199,418	75,077	9,554	288,906
Consolidated	$132,967	$4,032,584	$ 707,916	$2,369,452	$252,026	$1,796,352	$575,718	$55,040	$2,500,159

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

REINSURANCE
For the Years Ended December 31, 2004, 2003 and 2002

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
			(in thousands)		
2004					
Premiums written:					
Property-Casualty	**—**	**$391,974**	**$4,141,248**	**$3,749,274**	**110%**
2003					
Premiums written:					
Property-Casualty	—	$296,832	$3,637,909	$3,341,077	109%
2002					
Premiums written:					
Property-Casualty	—	$427,098	$2,927,257	$2,500,159	117%

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION CONCERNING
PROPERTY/CASUALTY INSURANCE OPERATIONS
As of December 31, 2004, 2003 and 2002 and for the Years Then Ended

| | Deferred Acquisition Costs | Unpaid Losses and Loss Adjustment Expenses | Discount if any Deducted | Unearned Premiums | Net Premiums Earned | Net Investment Income | Net Losses and Loss Adjustment Expenses Related to | | Net Commissions and Change in Deferred Acquisition Costs | Net Paid Losses and Loss Adjustment Expenses | Net Premiums Written |
							Current Year	Prior Years			
						(in thousands)					
2004.....	$203,061	$5,941,464	—	$1,057,265	$3,661,090	$306,786	$2,437,178	$317,382	$880,876	$1,730,371	$3,749,274
2003.....	$173,612	$4,805,498	—	$ 917,355	$3,171,226	$270,972	$1,910,860	$322,587	$764,035	$1,534,933	$3,341,077
2002.....	$132,967	$4,032,584	—	$ 707,916	$2,369,452	$252,026	$1,457,226	$339,126	$575,718	$1,447,333	$2,500,159

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of September 30, 2005 and December 31, 2004

(Unaudited)

	2005	2004
	(in thousands, except share data)	
ASSETS		
Investments and cash:		
Fixed maturities:		
Held to maturity, at amortized cost (market value: 2005–$1,287,824; 2004–$1,120,789)	$ 1,258,899	$ 1,091,464
Available for sale, at market value (amortized cost: 2005–$5,341,899; 2004–$5,130,081) (pledged, at market value: 2005–$732,986; 2004–$823,155)	5,516,556	5,323,722
Equities:		
Common stocks available for sale, at market value (cost: 2005–$571,858; 2004–$565,137) (pledged, at market value: 2005–$76,018; 2004–$30,228)	609,230	614,252
Common stocks trading, at market value (cost: 2005–$31,860)	31,230	—
Nonredeemable preferred stocks available for sale, at market value (cost: 2005–$12,353; 2004–$18,008)	12,352	17,948
Other invested assets	172,719	178,499
Short-term investment of funds received under securities loan agreements	827,509	875,081
Short-term investments, at cost which approximates market value	38,356	42,602
Cash and cash equivalents	181,552	143,435
Total investments and cash	8,648,403	8,287,003
Accrued investment income	112,602	94,671
Premium balances receivable, net	681,803	647,894
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses:		
Affiliates	369,318	272,362
Other	1,099,863	704,372
Deferred acquisition costs	208,308	203,061
Prepaid reinsurance premiums	94,591	97,532
Deferred income taxes	337,083	236,710
Other assets	120,285	61,687
Total assets	$11,672,256	$10,605,292
LIABILITIES AND STOCKHOLDERS' EQUITY		
Unpaid losses and loss adjustment expenses	$ 6,977,120	$ 5,941,464
Unearned premiums	1,076,178	1,057,265
Payable under securities loan agreements	827,509	875,081
Other liabilities	249,871	144,353
Total liabilities	9,130,678	8,018,163
Preferred Stock, $1.00 par value; shares authorized: 5,000,000	—	—
Common Stock, $1.00 par value; shares authorized: 100,000,000; shares issued: 2005–66,809,265; 2004–66,711,866	66,809	66,712
Additional paid-in capital	208,382	191,403
Accumulated other comprehensive income	46,817	95,234
Retained earnings	2,241,321	2,249,393
Treasury Stock, at cost; 2005–985,900; 2004–884,100 shares of common stock	(21,751)	(15,613)
Total stockholders' equity	2,541,578	2,587,129
Total liabilities and stockholders' equity	$11,672,256	$10,605,292

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
	(in thousands, except per share data)			
Revenues:				
Net premiums written	$ 858,175	$ 987,385	$2,627,209	$2,822,052
Increase in net unearned premiums	(13,682)	(46,779)	(33,115)	(92,795)
Net premiums earned	844,493	940,606	2,594,094	2,729,257
Net investment income	87,566	75,664	256,143	220,563
Realized net capital gains	13,508	5,029	24,429	14,493
	945,567	1,021,299	2,874,666	2,964,313
Expenses:				
Net losses and loss adjustment expenses	974,674	810,075	2,232,187	2,049,445
Net commissions	226,920	248,164	645,639	697,422
Other underwriting expenses	20,519	17,264	60,124	53,446
Increase in deferred acquisition costs.........	(3,118)	(12,161)	(5,247)	(24,597)
Other deductions, net	2,849	1,140	7,897	3,819
	1,221,844	1,064,482	2,940,600	2,779,535
(Loss) income before income taxes	(276,277)	(43,183)	(65,934)	184,778
Income taxes (benefits)	(132,070)	(21,345)	(90,317)	29,139
Net (loss) income................................	$ (144,207)	$ (21,838)	$ 24,383	$ 155,639
Net (loss) income per common share:				
Basic.......................................	$ (2.19)	$ (0.33)	$ 0.37	$ 2.37
Diluted.....................................	(2.19)	(0.33)	0.37	2.35
Dividends per common share	0.120	0.100	0.340	0.288
Weighted average common shares outstanding:				
Basic.......................................	65,844	65,770	65,831	65,705
Diluted.....................................	65,844	65,770	66,161	66,206

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,	
	2005	**2004**
	(in thousands)	
Net cash provided by operating activities	$ 561,432	$ 721,651
Cash flows from investing activities:		
Proceeds of fixed maturities available for sale sold	354,242	438,957
Proceeds of fixed maturities available for sale redeemed or matured	286,786	291,568
Proceeds of equities sold	627,584	618,197
Purchase of fixed maturities held to maturity	(169,893)	(317,690)
Purchase of fixed maturities available for sale	(992,659)	(1,121,734)
Purchase of equities	(636,638)	(622,938)
Net sale (purchase) of other invested assets	16,194	(108,918)
Net sale (purchase) of short-term investment of funds received under securities loan agreements	47,572	(354,769)
Net sale (purchase) of short-term investments	4,368	(3,608)
Change in other liabilities for securities in course of settlement	13,484	86,933
Other, net	3,226	(257)
Net cash used in investing activities	(445,734)	(1,094,259)
Cash flows from financing activities:		
Net funds (disbursed) received under securities loan agreements	(47,572)	354,769
Dividends to stockholders	(21,068)	(18,139)
Proceeds from common stock issued	1,576	4,366
Acquisition of treasury stock	(6,138)	—
Other, net	(815)	(150)
Net cash (used in) provided by financing activities	(74,017)	340,846
Effect of exchange rate changes on cash and cash equivalents	(3,564)	695
Change in cash and cash equivalents	38,117	(31,067)
Cash and cash equivalents, beginning of period	143,435	182,887
Cash and cash equivalents, end of period	$ 181,552	$ 151,820

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
	(in thousands)			
Net (loss) income	$(144,207)	$(21,838)	$ 24,383	$155,639
Other comprehensive (loss) income:				
Net unrealized (depreciation) appreciation of investments:				
Net unrealized holding (losses) gains	(34,832)	96,541	(3,035)	(28,467)
Related income tax effect	12,191	(33,790)	1,063	9,963
Reclassification adjustment for gains included in net (loss) income	(13,508)	(5,029)	(24,429)	(14,493)
Related income tax effect	4,728	1,761	8,550	5,073
	(31,421)	59,483	(17,851)	(27,924)
Net unrealized currency translation gain (loss)	4,907	25,982	(47,024)	(23,392)
Related income tax effect	(1,718)	(9,094)	16,458	8,187
	3,189	16,888	(30,566)	(15,205)
Other comprehensive (loss) income	(28,232)	76,371	(48,417)	(43,129)
Comprehensive (loss) income	$(172,439)	$ 54,533	$(24,034)	$112,510

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)

1. General

The condensed consolidated financial statements are unaudited, but have been prepared on the basis of accounting principles generally accepted in the United States of America and, in the opinion of management, reflect all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements include the accounts of Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH). All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to conform the prior year's presentation with 2005.

For further information, refer to the Transatlantic Holdings, Inc. Form 10-K filing for the year ended December 31, 2004 and Form 10-Q filing for the quarters ended March 31, 2005 and June 30, 2005.

2. Net (Loss) Income Per Common Share

Net (loss) income per common share for the periods presented has been computed below based upon weighted average common shares outstanding.

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2005	2004	2005	2004
	(in thousands, except per share data)			
Net (loss) income (numerator)	$(144,207)	$(21,838)	$24,383	$155,639
Weighted average common shares outstanding used in the computation of net (loss) income per share:				
Average shares issued	66,805	66,634	66,765	66,569
Less: Average shares in treasury	961	864	934	864
Average outstanding shares—basic (denominator)	65,844	65,770	65,831	65,705
Average potential shares, principally stock options(a)(b)	—	—	330	501
Average outstanding shares—diluted (denominator)	65,844	65,770	66,161	66,206
Net (loss) income per common share:				
Basic	$ (2.19)	$ (0.33)	$ 0.37	$ 2.37
Diluted	(2.19)	(0.33)	0.37	2.35

(a) As the impact of potential shares for the three months ended September 30, 2005 and 2004 is anti-dilutive (*i.e.*, reduces the net loss per common share), potential shares are not included in the diluted net loss per common share calculation for those periods.

(b) Nine months 2005 excludes the effect of 0.9 million anti-dilutive potential shares (from a total of 2.7 million potential shares). Nine months 2004 excludes the effect of 0.7 million anti-dilutive potential shares (from a total of 2.6 million potential shares).

3. Impact of Catastrophe Losses

Net (loss) income for the three and nine months ended September 30, 2005 include pre-tax net aggregate costs from catastrophe events totaling $395.0 million and $444.5 million, respectively, or $255.8 million and $291.7 million after tax, respectively, principally arising from Hurricane Katrina (approximately $300 million on a pre-tax basis) and Hurricane Rita (approximately $50 million on a

3. Impact of Catastrophe Losses (Continued)

pre-tax basis), each of which occurred in the third quarter of 2005. Such costs for the three month period consists of net catastrophe losses incurred of $354.6 million (gross $681.0 million; ceded $326.4 million) and net ceded reinstatement premiums of $40.4 million (gross $71.0 million; ceded $111.4 million). Catastrophe costs for the nine month period consists of net catastrophe losses incurred of $385.0 million (gross $742.0 million; ceded $357.0 million) and net ceded reinstatement premiums of $59.5 million (gross $71.0 million; ceded $130.5 million).

Net ceded reinstatement premiums serve to reduce net premiums written and earned by such amounts in their respective periods. Reinstatement premiums may arise on assumed and ceded business as a result of contractual provisions found in many excess-of-loss catastrophe reinsurance contracts that require additional premium to be paid in the event of a loss to reinstate coverage for the remaining portion of the contract period in the amount of the loss. The aggregate costs recorded for catastrophes represent TRH's best estimate of the aggregate ultimate costs to be incurred for such events based upon information presently available. These early estimates include a significant amount of judgment and consider, among other factors, industry loss predictions, output from catastrophe modeling software, market share analysis and a review of certain large in-force contracts. Due to the unprecedented nature of Hurricane Katrina, including the related legal and regulatory uncertainty, and the preliminary nature of the information used to prepare all these estimates, there is uncertainty at this time as to the ultimate costs that TRH will bear.

Net (loss) income for the three and nine months ended September 30, 2004 both include pre-tax aggregate gross and net catastrophe losses of $165.0 million, or $115.1 million after tax, related to Hurricanes Charley, Frances, Ivan and Jeanne, that affected the Southeastern United States and the Caribbean, and typhoons that affected Japan.

4. Stock-Based Compensation

On January 1, 2003, TRH adopted the recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," using the prospective method of transition. That method requires application of such recognition provisions under the fair-value method to all stock-based compensation awards granted, modified or settled on or after the date of adoption. Accordingly, net (loss) income in the third quarter and first nine months of 2005 and 2004 reflect stock-based compensation expenses, primarily related to stock options granted in 2003 and thereafter and, in the three and nine months ended September 30, 2005 only, to TRH employees' participation in past Starr International Company (SICO) Deferred Compensation Profit Participation Plans (the SICO Plans). (See Note 9(c).) Such expenses are included in the Consolidated Statements of Operations as a component of other deductions, net. Prior to 2003, TRH had accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, as permitted under SFAS No. 123.

Had compensation cost been charged to earnings in accordance with the fair-value based method as prescribed in SFAS No. 123 for all outstanding stock-based compensation awards (occurring both before and after adoption of the recognition provisions of SFAS No. 123), TRH's net (loss) income and net (loss) income per common share (on a pro forma basis) would have been as follows:

4. Stock-Based Compensation (Continued)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
	(in thousands, except per share data)			
Net (loss) income:				
As reported	$(144,207)	$(21,838)	$24,383	$155,639
Add: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	1,368	522	3,626	1,572
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards, net of related tax effects	(1,691)	(1,141)	(4,759)	(3,404)
Pro forma	$(144,530)	$(22,457)	$23,250	$153,807
Net (loss) income per common share:				
As reported:				
Basic	$ (2.19)	$ (0.33)	$ 0.37	$ 2.37
Diluted	(2.19)	(0.33)	0.37	2.35
Pro forma:				
Basic	(2.20)	(0.34)	0.35	2.34
Diluted	(2.20)	(0.34)	0.35	2.32

While the pro forma impact of applying the recognition provisions to all award grants are disclosed, the charges to income in the third quarters and first nine months of 2005 and 2004 resulting from TRH adopting the recognition provisions of SFAS No. 123 may not be indicative of future amounts charged to net income, as those charges under the prospective method of transition will not reflect costs associated with stock compensation issued or granted prior to January 1, 2003.

5. Reinsurance

Premiums written, premiums earned and losses and loss adjustment expenses incurred were comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
	(in thousands)			
Gross premiums written	$1,032,019	$1,086,832	$3,003,529	$3,166,946
Reinsurance premiums ceded	(173,844)	(99,447)	(376,320)	(344,894)
Net premiums written	$ 858,175	$ 987,385	$2,627,209	$2,822,052
Gross premiums earned	$1,022,952	$1,037,817	$2,973,355	$3,035,474
Reinsurance premiums ceded	(178,459)	(97,211)	(379,261)	(306,217)
Net premiums earned	$ 844,493	$ 940,606	$2,594,094	$2,729,257
Gross incurred losses and loss adjustment expenses	$1,444,061	$ 848,689	$2,795,132	$2,161,933
Reinsured losses and loss adjustment expenses ceded	(469,387)	(38,614)	(562,945)	(112,488)
Net losses and loss adjustment expenses	$ 974,674	$ 810,075	$2,232,187	$2,049,445

6. Cash Dividends

During the third quarter of 2005, the Board of Directors of Transatlantic Holdings, Inc. declared a dividend of $0.12 per common share, or approximately $8.0 million in the aggregate, payable on December 9, 2005.

7. Income Taxes (Benefits)

The U.S. federal income tax rate is 35% for 2005 and was 35% for 2004. Actual tax (benefit) expense on (loss) income before income taxes for the nine months ended September 30, 2005 and 2004 differ from the "expected" amount computed by applying the U.S. federal income tax rate because of the following:

| | Nine Months Ended September 30, | | | |
| | 2005 | | 2004 | |
	Amount	Percent of Loss Before Income Taxes	Amount	Percent of Income Before Income Taxes
		(dollars in thousands)		
Expected Tax (Benefit) Expense	$(23,077)	35.0%	$ 64,672	35.0%
Adjustments:				
Tax Exempt Interest	(46,895)	71.1	(42,425)	(23.0)
Dividends Received Deduction	(2,566)	3.9	(2,455)	(1.3)
Effect of Changes in Estimated Annual Tax Rate Due to Significant Catastrophe Losses	(19,149)	29.1	7,840	4.3
Other	1,370	(2.1)	1,507	0.8
Actual Tax (Benefit) Expense	$(90,317)	137.0%	$ 29,139	15.8%

Under the effective tax rate method, the estimated full year effective tax rate is applied to the interim year to date (loss) income before income taxes to determine the income tax (benefit) expense for the year to date period. Tax (benefit) expense for any quarter represents the difference between the year to date amount for the current year to date period less such amount for the immediately preceding year to date period. In estimating the full year effective tax rate, management takes into account the estimated impact of all known events, including those that have occurred subsequent to the end of the interim period, such as catastrophe losses. Under this method, the full impact of known events are reflected in the full year effective tax rate. As a result, application of the effective tax rate method serves to include the full year tax (benefit) expense related to such known events over the current and remaining interim periods of the year.

Hurricane Wilma, which occurred in the fourth quarter of 2005, is presently expected to result in pre-tax costs of approximately $100 million (see Note 10). While such costs will be reflected in the fourth quarter results, they significantly impacted the expected full year effective tax rate for 2005, which is used to determine the tax benefit for the first nine months of 2005. Such change in expected 2005 pre-tax (loss) income and related tax (benefit) expense increased the amount of tax benefit recorded in the third quarter of 2005 by $19.1 million. It is expected that the full year tax benefit associated with Hurricane Wilma will amount to approximately $35 million—with the amount in excess of $19.1 million (*i.e.*, the amount reflected in third quarter 2005 results) being recorded in the fourth quarter. For the first nine months of 2004, catastrophe losses associated with the four hurricanes in the U.S. and the Caribbean and typhoons that affected Japan had a significant impact on the full year effective tax rate for the 2004 nine month period. As a result, $49.91 million of tax benefits associated with catastrophe losses incurred in the first nine months of 2004 were recorded in the third quarter of 2004 and $7.84 million were not recorded until the fourth quarter of that year pursuant to the effective tax rate method.

7. Income Taxes (Benefits) (Continued)

In addition, income taxes paid, net of recoveries of income taxes previously paid, as applicable, in the third quarter totaled $2.3 million and $5.0 million in 2005 and 2004, respectively. For the first nine months of 2005 and 2004, income taxes paid, net of recoveries of income taxes previously paid, as applicable, totaled $44.8 million and $101.9 million, respectively.

8. Segment Information

The Domestic segment includes financial data from branches located in the United States other than the Miami branch. The International—Europe segment includes financial data from the London and Paris branches and Trans Re Zurich. International—Other (an aggregation of non-material segments) includes financial data from the Miami (serving Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches.

The following tables present a summary of comparative financial data by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
	(in thousands)			
Domestic:				
Net premiums written(a)	$ 383,217	$ 494,927	$1,182,623	$1,465,313
Net premiums earned(a)(b)	367,985	467,238	1,133,734	1,403,046
Net investment income	56,315	47,667	163,436	143,297
Realized net capital gains	12,161	4,537	22,852	12,843
Revenues	436,461	519,442	1,320,022	1,559,186
Net losses and loss adjustment expenses(c)	617,846	452,910	1,214,877	1,123,662
Underwriting expenses(d)	100,442	131,905	301,532	387,909
Underwriting loss(e)	(346,649)	(109,558)	(370,986)	(90,905)
(Loss) income before income taxes	(280,596)	(58,339)	(192,098)	62,057

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
	(in thousands)			
International—Europe:				
Net premiums written(a)	$ 369,187	$ 388,166	$1,125,449	$1,065,662
Net premiums earned(a)(b)	377,410	373,145	1,139,013	1,051,324
Net investment income	26,371	23,970	78,531	65,747
Realized net capital gains (losses)	5	204	83	(667)
Revenues(f)	403,786	397,319	1,217,627	1,116,404
Net losses and loss adjustment expenses(c)	308,658	253,633	841,435	735,198
Underwriting expenses(d)	111,132	98,514	295,796	270,119
Underwriting (loss) profit(e)	(44,422)	23,345	(4,373)	47,916
(Loss) income before income taxes	(18,288)	47,747	73,839	112,722

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2005

(Unaudited)

8. Segment Information (Continued)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
	(in thousands)			
International—Other:				
Net premiums written(a)	$ 105,771	$ 104,292	$ 319,137	$ 291,077
Net premiums earned(a)(b)	99,098	100,223	321,347	274,887
Net investment income	4,880	4,027	14,176	11,519
Realized net capital gains	1,342	288	1,494	2,317
Revenues	105,320	104,538	337,017	288,723
Net losses and loss adjustment expenses(c)	48,170	103,532	175,875	190,585
Underwriting expenses(d)	35,865	35,009	108,435	92,840
Underwriting profit (loss)(e)	16,569	(36,523)	36,750	(3,470)
Income (loss) before income taxes	22,607	(32,591)	52,325	9,999

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
	(in thousands)			
Consolidated:				
Net premiums written(a)	$ 858,175	$ 987,385	$2,627,209	$2,822,052
Net premiums earned(a)(b)	844,493	940,606	2,594,094	2,729,257
Net investment income	87,566	75,664	256,143	220,563
Realized net capital gains	13,508	5,029	24,429	14,493
Revenues	945,567	1,021,299	2,874,666	2,964,313
Net losses and loss adjustment expenses(c)	974,674	810,075	2,232,187	2,049,445
Underwriting expenses(d)	247,439	265,428	705,763	750,868
Underwriting loss(e)	(374,502)	(122,736)	(338,609)	(46,459)
(Loss) income before income taxes	(276,277)	(43,183)	(65,934)	184,778

(a) Net ceded reinstatement premiums (which represent additional net costs related to catastrophe losses) totaled $40.4 million (representing $37.0 million from Domestic operations and $3.4 million from International—Europe) in the third quarter of 2005 and $59.5 million (representing $43.0 million from Domestic operations, $9.4 million from International—Europe and $7.1 million from International—Other) in the first nine months of 2005, which amounts served to reduce net premiums written and earned.

(b) Net premiums earned from affiliates approximate $113 million and $124 million for the three months ended September 30, 2005 and 2004, respectively, and $320 million and $380 million for the nine months ended September 30, 2005 and 2004, respectively, and are included primarily in Domestic and International—Europe.

(c) Net losses and loss adjustment expenses for the three months ended September 30, 2005 included pre-tax net catastrophe losses of $354.6 million (representing $278.9 million from Domestic operations, $72.0 million from International—Europe and $3.7 million from International—Other). Net losses and loss adjustment expenses for the nine months ended September 30, 2005 included pre-tax net catastrophe losses of $385.0 million (representing $301.4 million from Domestic operations, $81.9 million from International—Europe and $1.7 million from International—Other). Net losses and loss adjustment expenses for the three and nine months ended September 30, 2004 included pre-tax net catastrophe losses of $165.0 million (representing $96.0 million from Domestic operations, $16.5 million from International—Europe and $52.5 million from International—Other).

(d) Underwriting expenses represent the sum of net commissions and other underwriting expenses.

(e) Underwriting profit (loss) represents net premiums earned less net losses and loss adjustment expenses and underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs.

(f) Revenues from the London, England office totaled $221.1 million and $211.1 million for the three months ended September 30, 2005 and 2004, respectively, and $645.7 million and $634.0 million for the nine months ended September 30, 2005 and 2004, respectively. Revenues from the Paris, France office totaled $82.5 million and $101.4 million for the three months ended September 30, 2005 and 2004, respectively, and $277.2 million and $236.0 million for the nine months ended September 30, 2005 and 2004, respectively. Revenues from Trans Re Zurich totaled $100.2 million and $84.9 million for the three months ended September 30, 2005 and 2004, respectively, and $294.7 million and $246.4 million for the nine months ended September 30, 2005 and 2004, respectively.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2005

(Unaudited)

9. Related Party Transactions

(a) Transactions with American International Group, Inc. (AIG) and its subsidiaries

As of September 30, 2005 and 2004, AIG beneficially owned approximately 60% of Transatlantic Holdings, Inc.'s outstanding common stock. Approximately $104.2 million (10.1%) and $147.3 million (13.6%) in the third quarters of 2005 and 2004, respectively, and approximately $413.8 million (13.8%) and $529.5 million (16.7%) in the first nine months of 2005 and 2004, respectively, of gross premiums written by TRH were attributable to reinsurance purchased by other subsidiaries of AIG. (The preceding amounts include transactions with C.V. Starr & Co., Inc. (Starr) as described in Note 9(b).) In the 2005 periods, the great majority of such gross premiums written were recorded in the property, other liability, marine and aviation and, in the nine month period only, medical malpractice lines. In the 2004 periods, the great majority of such gross premiums written were recorded in the property, other liability, medical malpractice, marine and aviation and auto liability lines.

Of the amounts above, $31.1 million and $53.7 million in the third quarters of 2005 and 2004, respectively, and $159.5 million and $264.0 million in the first nine months of 2005 and 2004, respectively, represent premiums resulting from certain insurance business written by AIG subsidiaries that, by prearrangement with TRH, is almost entirely reinsured by TRH (of which $8.5 million and $18.8 million in the third quarters of 2005 and 2004, respectively, and $84.9 million and $118.6 million in the first nine months of 2005 and 2004, respectively, were subsequently ceded in an equal amount to other AIG subsidiaries).

(b) Transactions with Starr

Starr, a private holding company, owned approximately 1.8% of AIG's common stock at March 31, 2005. Certain of Starr's subsidiaries operate as insurance agencies or brokers for insurance subsidiaries of AIG and, in such capacity, produce reinsurance business for TRH. TRH paid commissions to Starr subsidiaries of $3.4 million and $4.4 million in the third quarters of 2005 and 2004, respectively, and $9.0 million and $10.1 million in the first nine months of 2005 and 2004, respectively, for such reinsurance purchased by subsidiaries of AIG totaling $15.1 million and $21.0 million in the third quarters of 2005 and 2004, respectively, and $46.2 million and $52.8 million in the first nine months of 2005 and 2004, respectively.

(c) Compensation to Certain TRH Employees from SICO

As a result of AIG recording compensation expense related to past SICO Plans, TRH has determined that, as a subsidiary of AIG, it is appropriate to record the compensation expense related to its employees' participation in such plans.

As total SICO compensation expense for each year prior to 2005 would not have been material to any such prior year, in the first quarter of 2005, TRH recorded the total amount of compensation expense related to the SICO Plans that would have been recorded in all prior periods through December 31, 2004 as a reduction of retained earnings on the Consolidated Balance Sheet of $9.9 million, with a corresponding increase to additional paid-in capital, and with no net effect on total stockholders' equity or cash flows.

In making this determination, TRH has evaluated the impact that expense recognition would have had on all prior years to which SICO Plans compensation would have applied. In addition, these amounts have been calculated as variable stock awards, which consider the fair market value of AIG common stock at each measurement date, and would include any distributions made under the SICO Plans.

In the third quarter and first nine months of 2005, TRH recorded compensation expense related to the past SICO Plans of $0.9 million and $2.0 million, respectively, with a corresponding increase to additional paid-in capital. TRH will record compensation expense related to the SICO Plans in all future periods.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2005
(Unaudited)

9. Related Party Transactions (Continued)

In 1975, the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset consists of approximately 12% of AIG's outstanding common stock as of June 30, 2005, and which has no direct ownership interest in TRH, decided that a portion of the capital value of SICO (AIG shares or their cash equivalent) should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including TRH. None of the costs of these benefits provided under the SICO Plans were paid by TRH.

10. Subsequent Events

(a) *Hurricane Wilma*

Pre-tax costs from Hurricane Wilma, which occurred in October 2005, are expected to approximate $100 million, or $65 million on an after-tax basis for the full year of 2005. TRH's losses from Hurricane Wilma emanate principally from Florida and Mexico. Except for the impact on the tax benefit recorded in the third quarter and first nine months of 2005 (see Note 7), such costs will be recorded in the fourth quarter of 2005.

The calculation of these preliminary estimates involves a significant amount of judgment and considers, among other factors, industry loss predictions, output from catastrophe modeling software, market share analysis and a review of certain large in-force contracts. Due to the preliminary nature of the information used to prepare these estimates, there is uncertainty at this time as to the ultimate costs that TRH will incur related to Hurricane Wilma.

(b) *Proposed Offering of Senior Notes*

On December 5, 2005, Transatlantic Holdings, Inc. filed with the Securities and Exchange Commission a preliminary prospectus supplement relating to its proposed offering of up to $750 million aggregate principal amount of senior notes.

11. Contingencies

Various regulators including the New York State Attorney General are conducting investigations relating to certain insurance and reinsurance business practices, non-traditional insurance products and assumed reinsurance transactions. In connection with these investigations, AIG has asked TRH, as a subsidiary of AIG, to review its documents and practices, and TRH has been cooperating with AIG in such request and will continue to cooperate in producing documents and other information in response to all requests.

In April 2005, TRH received subpoenas from the Insurance Departments of Florida and Georgia seeking information relating to finite insurance and reinsurance transactions. In addition, TRH has received a subpoena from the Insurance Department of New York seeking information relating to Transatlantic Reinsurance Company's (TRC) relationship and transactions with Sunrise Professional Indemnity, Ltd., a foreign reinsurer providing reinsurance to TRC, and Gallagher Healthcare Insurance Services, Inc., a provider of insurance and risk management services to healthcare providers and a wholly owned subsidiary of Arthur J. Gallagher & Co., Inc.

In July 2005, TRH received subpoenas from the Insurance Department of the State of Oklahoma. The subpoenas seek information related to so-called bid rigging or the use of "fictitious quotes" or "inflated quotes" through intermediaries in the placing of insurance for "Insureds" or "Public Entities" domiciled in Oklahoma. The subpoenas also seek information related to the amount of compensation received or paid by TRH to or from any intermediary and charged to the "insured" or "Public Entity" domiciled in Oklahoma.

11. Contingencies (Continued)

TRH has responded to these subpoenas and continues to cooperate with these regulatory requests. While TRH does not believe that any of these inquiries will have a material impact on TRH's business or financial results, it is not possible to predict with any certainty at this time what impact, if any, these inquiries may have on TRH's business or financial results.

12. Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS No. 123R). SFAS No. 123R and its related interpretive guidance replaces SFAS No. 123 and supercedes APB No. 25. SFAS No. 123 as originally issued in 1995, established as preferable a fair-value method of accounting for share based payment transactions with employees. As discussed above, on January 1, 2003, TRH adopted the recognition provisions of SFAS No. 123. SFAS No. 123R requires share based payment transactions with employees to be accounted for using a fair-value based method and broadens the recognition provisions to include share based payments awarded to an employee by related parties or other holders of an economic interest in the reporting entity.

As issued by the FASB, SFAS No. 123R would have been effective for TRH in the third quarter of 2005. However, in April 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 107, which delayed the effective date of SFAS No. 123R, which is now the first quarter of 2006 for TRH. TRH is currently assessing the impact of SFAS No. 123R.

In November 2005, the FASB issued FASB Staff Position (FSP) No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP No. FAS 115-1 replaces the measurement and recognition guidance set forth in FASB Emerging Issue Task Force (EITF) Issue No. 03-1 and codifies certain existing guidance on impairment. FSP No. FAS 115-1 is effective for reporting periods beginning after December 15, 2005. TRH's does not expect the adoption of FSP No. FAS 115-1 to have a material effect on TRH's financial condition or results of operations.

Transatlantic Holdings, Inc.

Senior Debt Securities
Subordinated Debt Securities
Units

———————————

Transatlantic Holdings, Inc., or THI, from time to time may offer to sell senior or subordinated debt securities, as well as units that include any of these securities, or debt securities of other entities. This prospectus describes some of the general terms that may apply to these securities. We will provide the specific terms of these securities in supplements to this prospectus.

This prospectus may be used by one or more selling securityholders in connection with resales of the senior or subordinated debt securities or units. The selling securityholders may purchase the senior or subordinated debt securities or units from Transatlantic Holdings, Inc. or from one or more underwriters, dealers or agents.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

———————————

———————————

This prospectus is dated December 2, 2005

TABLE OF CONTENTS

———————————

This prospectus is part of a registration statement that THI filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. Under this shelf process, THI may, from time to time, sell in one or more offerings any combination of its senior debt securities, subordinated debt securities and units. In addition, one or more selling securityholders may utilize this prospectus, from time to time, to sell in one or more offerings senior or subordinated debt securities or units.

This prospectus provides you with a general description of the securities that we may offer. Each time THI sells securities, THI will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

As used in this prospectus, all references to the "Company", "TRH", "we", "us" and "our" and all similar references are to Transatlantic Holdings, Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

Transatlantic Holdings, Inc. files annual, quarterly, and current reports, proxy statements, and other documents with the SEC. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at http://www.sec.gov or through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which THI's common stock is listed.

We also make available free of charge on or through our Internet web site (http://www.transre.com) THI's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, you may request copies of these filings at no cost through our Investor Relations Department at: Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, Telephone: (212) 770-2040, Telefax: (212) 248-0965, E-mail: investor_relations@transre.com.

THI has filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement and the documents incorporated by reference herein at the SEC's Public Reference Room in Washington, D.C., as well as through the SEC's Internet site as listed above.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the documents set forth below that have been previously filed with the SEC:

- THI Annual Report on Form 10-K for the year ended December 31, 2004;
- THI Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;
- THI Current Reports on Form 8-K filed on April 4, 2005, August 2, 2005 and October 3, 2005; and
- any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering.

To obtain copies of these filings, please see "Where You Can Find More Information" above.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

We have included and incorporated by reference in this prospectus statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified, including without limitation, by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "think," "thinks," "designed to," "foreseeable future," "believe," "believes," "scheduled" and similar expressions. These statements are not historical facts but instead represent only TRH's belief regarding future events and financial performance, many of which, by their nature, are inherently uncertain and outside of TRH's control. These statements may address, among other things, TRH's strategy and expectations for growth, product development, government and industry regulatory actions, legal matters, market conditions, financial results and reserves, as well as the expected impact on TRH of natural and man-made (e.g., terrorist attacks) catastrophic events and political, economic, legal and social conditions. It is possible that TRH's actual results, financial condition and expected outcomes may differ, possibly materially, from those anticipated in these forward-looking statements. Important factors that could cause TRH's actual results to differ, possibly materially, from those discussed in the specific forward-looking statements may include, but are not limited to, uncertainties relating to economic conditions and cyclical industry conditions, credit quality, government, regulatory and accounting policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, legal and regulatory proceedings, the reserving process, the competitive environment in which TRH operates, interest rate and foreign currency exchange rate fluctuations, and the uncertainties inherent in international operations, and are further discussed in the documents incorporated by reference into this prospectus. TRH is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. See also "Where You Can Find More Information" above for information about how to obtain a copy of the documents incorporated by reference into this prospectus.

DESCRIPTION OF SECURITIES WE MAY OFFER

THI may offer senior or subordinated debt securities, as well as units that include any of these securities, or debt securities of other entities. The terms of any series of debt securities or units that we offer will be described in the prospectus supplement to be attached to the front of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated.

	Nine Months Ended September 30,	Years Ended December 31,				
	2005	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges(1)	(2)	95.38x	130.39x	67.71x	(2)	97.54x

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(1) For purposes of the ratio of earnings to fixed charges, "earnings" represent (loss) income before income taxes excluding income from equity investees plus fixed charges, and "fixed charges" represent that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

(2) "Earnings" were inadequate to cover fixed charges by $71.6 million and $38.6 million for the nine months ended September 30, 2005 and for the year ended December 31, 2001, respectively. Included in earnings for the nine months ended September 30, 2005 are costs (comprised principally of losses and loss adjustment expenses) of $444.5 million, the great majority of which relate to Hurricanes Katrina and Rita. Included in earnings for the year ended December 31, 2001 are losses and loss adjustment expenses of $215 million, principally related to the September 11th terrorist attack in the United States, and $60 million related to Enron reinsurance exposure.

USE OF PROCEEDS

THI intends to use the net proceeds from the sales of the senior or subordinated debt securities or units as set forth in the applicable prospectus supplement.

SELLING SECURITYHOLDERS

To the extent that this prospectus is used by any selling securityholder to resell any senior or subordinated debt securities or units, information with respect to the selling securityholder and the plan of distribution will be contained in a supplement to this prospectus.

VALIDITY OF THE SECURITIES

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for Transatlantic Holdings, Inc. by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and financial statement schedules of TRH as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) as of December 31, 2004, incorporated in this prospectus by reference to THI's Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

$750,000,000



Transatlantic Holdings, Inc.

5.75% Senior Notes due 2015

P R O S P E C T U S   S U P P L E M E N T

December 7, 2005

Joint Book-Running Managers

Banc of America Securities LLC   **Merrill Lynch & Co.**